Exhibit 2.1

Execution Version

PURCHASE AGREEMENT AND AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AMSURG CORP.,

ARIZONA MERGER CORPORATION,

ARIZONA II MERGER CORPORATION,

SUNBEAM GP HOLDINGS, LLC,

SUNBEAM GP LLC,

SUNBEAM HOLDINGS, L.P.,

SUNBEAM PRIMARY HOLDINGS, INC.

and

THE UNITHOLDERS’ REPRESENTATIVE NAMED HEREIN

Dated as of May 29, 2014

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EXHIBITS

Exhibit A	–	Illustrative Allocation Schedule
Exhibit B	–	Calculation of Net Working Capital
Exhibit C	–	Form of Working Capital Escrow Agreement
Exhibit D	–	Form of Letter of Transmittal
Exhibit E	–	Form of FIRPTA Certificate
Exhibit F	–	Series D Articles of Amendment
Exhibit G	–	Series E Articles of Amendment
Exhibit H	–	Registration Rights Agreement
Exhibit I	–	Shareholders’ Agreement

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PURCHASE AGREEMENT

AND

AGREEMENT AND PLAN OF MERGER

This PURCHASE AGREEMENT AND AGREEMENT AND PLAN OF MERGER, dated as of May 29, 2014 (this “Agreement”), by and among AmSurg Corp., a Tennessee corporation (“Parent”), Arizona Merger Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), Arizona II Merger Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub II” and together with Parent and Merger Sub, the “Parent Parties”), Sunbeam GP Holdings, LLC, a Delaware limited liability company, solely for purposes of Article V and Section 2.8 and solely in its capacity as the sole holder of membership interests in the General Partner (as defined herein) (in such capacity, “Seller”), Sunbeam GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Sunbeam Holdings, L.P., a Delaware limited partnership (the “Partnership”), Sunbeam Primary Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Partnership (“Sunbeam Primary”), and HFCP VI Securityholders’ Rep LLC, a Delaware limited liability company, solely in its capacity as agent and attorney-in-fact for Seller and the Unitholders (as defined herein) (in such capacity, the “Unitholders’ Representative”, and collectively with the Parent Parties, Seller, the General Partner, the Partnership and Sunbeam Primary, the “parties”).

WITNESSETH:

WHEREAS, Parent desires to acquire (i) 100% of the issued and outstanding membership interests of the General Partner on the terms and subject to the conditions set forth herein and (ii) directly or indirectly, 100% of the issued and outstanding Units (as defined herein) on the terms and subject to the conditions set forth herein;

WHEREAS, pursuant to the terms and provisions of this Agreement, the Partnership will, subject to the terms and conditions set forth herein, merge with and into Sunbeam Primary, with Sunbeam Primary surviving such merger (“Merger 1”);

WHEREAS, immediately following Merger 1, pursuant to the terms and provisions of this Agreement, Merger Sub will, subject to the terms and conditions set forth herein, merge with and into Sunbeam Primary, with Sunbeam Primary surviving such merger as a wholly owned subsidiary of Parent (“Merger 2”);

WHEREAS, so long as there is no Threshold Cash Increase (as defined herein), immediately following Merger 2, pursuant to the terms and provisions of this Agreement, Sunbeam Primary, as the surviving corporation of Merger 2, will, subject to the terms and conditions set forth herein, merge with and into Merger Sub II, with Merger Sub II surviving such merger as a wholly owned subsidiary of Parent (“Merger 3” and together with Merger 1 and Merger 2, the “Mergers”);

WHEREAS, (i) the board of directors of Parent, (ii) the Management Committee (as defined in the Partnership Agreement), and (iii) the General Partner, in each case, have approved this Agreement and the Mergers upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the holders of a majority of the outstanding Class A Units (including each of the H&F Holders) have delivered to Parent an irrevocable written consent adopting and approving this Agreement and the Mergers, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Sunbeam Primary has unanimously (i) determined that the terms and conditions of this Agreement and the Mergers are fair to and in the best interest of Sunbeam Primary and its sole stockholder, (ii) adopted this Agreement and approved the Mergers, (iii) declared this Agreement and the Mergers advisable and in the best interest of Sunbeam Primary and its sole stockholder and (iv) resolved to recommend to the sole stockholder of Sunbeam Primary to vote to approve this Agreement and the Mergers;

WHEREAS, the board of directors of Merger Sub has unanimously (i) determined that the terms and conditions of this Agreement and Merger 2 are fair to and in the best interest of Merger Sub and Parent, in its capacity as the sole stockholder of Merger Sub, (ii) adopted this Agreement and approved Merger 2, (iii) declared this Agreement and Merger 2 advisable and in the best interest of Merger Sub and Parent, in its capacity as the sole stockholder of Merger Sub and (iv) resolved to recommend to Parent, in its capacity as the sole stockholder of Merger Sub, to vote to approve this Agreement and Merger 2;

WHEREAS, the board of directors of Merger Sub II has unanimously (i) determined that the terms and conditions of this Agreement and Merger 3 are fair to and in the best interest of Merger Sub II and Parent, in its capacity as the sole stockholder of Merger Sub II, (ii) adopted this Agreement and approved Merger 3, (iii) declared this Agreement and Merger 3 advisable and in the best interest of Merger Sub II and Parent, in its capacity as the sole stockholder of Merger Sub II and (iv) resolved to recommend to Parent, in its capacity as the sole stockholder of Merger Sub II, to vote to approve this Agreement and Merger 3;

WHEREAS, promptly following the execution of this Agreement (and, in any event, no later than twenty-four (24) hours thereafter), (i) Sunbeam Primary shall call a special meeting of its stockholders for the purpose of obtaining the Sunbeam Primary Stockholder Approval (as defined herein), (ii) the Partnership in its capacity as the sole stockholder of Sunbeam Primary has agreed to vote at such meeting of stockholders to adopt and approve this Agreement and the Mergers, upon the terms and subject to the conditions set forth in this Agreement, (iii) Parent in its capacity as the sole stockholder of Merger Sub will deliver to the Partnership an irrevocable written consent adopting and approving this Agreement and Merger 2, upon the terms and subject to the conditions set forth in this Agreement and (iv) Parent in its capacity as the sole stockholder of Merger Sub II will deliver to the Partnership an irrevocable written consent adopting and approving this Agreement and Merger 3, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, so long as there is no Threshold Cash Increase (as defined herein), it is intended that the Merger 2 and Merger 3, considered together as a single integrated transaction for U.S. federal income tax purposes, shall qualify as a reorganization under the provisions of

Section 368(a) of the Code (as defined herein) and that this Agreement will be, and hereby is, adopted as a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3(a);

WHEREAS, the Parent Parties, Seller, the General Partner and the Partnership desire to make certain representations, warranties, covenants and agreements in connection with the Purchase (as defined herein) and the Mergers and also to prescribe various conditions thereto.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Definitions. (a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Accessing Party” has the meaning specified in Section 7.1(a).

“Acquired Business” has the meaning specified in the definition of Acquisition Costs in this Section 1.1(a).

“Acquisition Costs” means, to the extent that the Partnership or any of its Subsidiaries completes the acquisition of any Person (other than as set forth on Section 1.1(a) of the Partnership Disclosure Schedule), business, division or practice group (an “Acquired Business”) after the date hereof and prior to the Closing, the aggregate amount of cash, cash equivalents, Indebtedness, equity securities, non-cash current assets paid and/or issued by or liabilities assumed by the Partnership and its Subsidiaries prior to Closing (it being understood that (x) any equity securities and/or non-cash current assets paid or issued as consideration shall be valued at their fair market value at the time of such acquisition as mutually agreed by the Partnership and Parent and (y) any assumed liabilities shall be valued at the time of such acquisition as mutually agreed by the Partnership and Parent) (1) to acquire such Acquired Business (including any options, warrants or other rights to acquire such Acquired Business) or assets of any such Acquired Business that are not owned by the Partnership or any of its Subsidiaries prior to such acquisition, (2) to repay outstanding indebtedness of any such Acquired Business and (3) to pay all transaction fees and out-of-pocket expenses (including any termination or severance payments to employees) incurred in connection with the acquisition of any such Acquired Business; provided, that the aggregate Acquisition Costs shall not exceed $80,000,000 without the prior written consent of Parent.

“Acquisition Proposal” has the meaning specified in Section 7.13.

“Action” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Authority.

“Additional Transaction Consideration” means the aggregate amount of funds (if any) distributed to Seller and the Unitholders pursuant to and/or in accordance with the last sentence of Section 3.7(b), Section 3.7(f) and/or Section 3.13.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, that in no event shall the Partnership or any of the Partnership’s Subsidiaries be considered an Affiliate of any portfolio company of any investment fund affiliated with Hellman & Friedman LLC nor shall any portfolio company of any investment fund affiliated with Hellman & Friedman LLC be considered to be an Affiliate of the Partnership or any of the Partnership’s Subsidiaries.

“Affiliate Contract” has the meaning specified in Section 4.15.

“Agreement” has the meaning specified the Preamble.

“Allocation Schedule” means a schedule setting forth a detailed allocation, on a holder-by-holder basis, of (i) the portion of the Estimated Transaction Consideration that is allocable as contemplated by Section 3.3(a)(ii) to each Unitholder (including the General Partner) in respect of the Units (other than the Specified Units) held by such Unitholder, in each case, immediately prior to the Merger 1 Effective Time and as determined in accordance with the Partnership Agreement, Unitholders Agreement, any applicable Unit Award, and any other agreement between a Unitholder and the Partnership or its Subsidiaries, taking into account, in each case, to the extent applicable, any applicable vesting requirements (taking into account Section 3.2(a)(iii) hereof), the Threshold Equity Value (as defined in the Partnership Agreement) and the Class D Unit Threshold Equity Value (as defined in the Partnership Agreement), as applicable, with respect to such Units; (ii) the aggregate Merger 1 Consideration that will be received by each Unitholder (including the General Partner) pursuant to Section 3.2(a)(iv) based on the allocation of the Estimated Merger Consideration pursuant to the immediately foregoing clause (i); (iii) the maximum portion of the aggregate Additional Consideration that is allocable to each Unitholder (including the General Partner) pursuant to Section 3.2(a)(iv); (iv) the aggregate Closing Cash Consideration and the aggregate Stock Consideration Value and Stock Consideration (including cash in lieu of fractional shares pursuant to Section 3.3(g)) that is payable to each Unitholder (other than the General Partner) based on the aggregate Merger 1 Consideration that will be received by such Unitholder pursuant to the foregoing clause (ii) (it being understood that if the Stock Consideration is Parent Series D Preferred Stock and Parent Series E Preferred Stock, each Unitholder (including the General Partner) shall be allocated the same percentage of the aggregate Series D Preferred Stock and the aggregate Parent Series E Preferred Stock as the percentage of aggregate Stock Consideration Value that is allocated to such Unitholder); and (iv) the Closing Cash Purchase Price and the Stock Purchase Price that is payable to Seller pursuant to Section 3.1 based on the allocation of the Estimated Merger Consideration pursuant to the foregoing clause (i). Exhibit A provides an illustrative Allocation Schedule based on assumed values set forth therein for the Estimated Transaction Consideration Elements (including the Closing Cash Consideration and the Stock Consideration) and the Estimated Transaction Consideration.

“Alternative Financing” has the meaning specified in Section 7.11(b).

“Alternative Financing Commitment Letter” has the meaning specified in Section 7.11(b).

“Applicable Share Price” means:

(i) 105% of the Signing Share Price, if the Closing Share Price is equal to or greater than 105% of the Signing Share Price;

(ii) the Closing Share Price, if the Closing Share Price is greater than 90% but less than 105% of the Signing Share Price; and

(iii) 90% of the Signing Share Price, if the Closing Share Price is equal to or less than 90% of the Signing Share Price.

“ASC” means any entity identified under the heading “ASCs” on Section 1.1(b) of the Partnership Disclosure Schedule.

“ASC Leases” means (i) that certain Sublease Agreement, dated April 8, 2004, by and between BRCH Corporation as landlord and South Palm Surgery Center, LLC, as amended by that certain First Amendment to Sublease Agreement, dated November 3, 2010, by and between 1905 Associates, LLC (as successor-in-interest to BRCH Corporation) and South Palm Ambulatory Surgery Center k/n/a South Palm Surgery Center, LLC, (ii) Lease, dated December 16, 2011, by and between MSC Physicians, Inc. and Manatee Surgical Center, LLC, and (iii) Lease between 75 Orient Way, LLC and Meadows Surgery Center, LLC, dated as of July 15, 2004.

“Back-Office Systems” means with the internal information technology and data processing systems, facilities and services used by or for an entity, including all related Software, hardware, networks, communications facilities and platforms.

“Balance Sheet Date” has the meaning specified in Section 4.7(a).

“Bankruptcy and Equity Exception” has the meaning specified in Section 4.2.

“Benefit Plan” has the meaning specified in Section 4.12(a).

“Business Day” means any day of the year on which national banking institutions in New York, New York and San Francisco, California are open to the public for conducting business and are not required or authorized to be closed.

“Cash on Hand” means (i) with respect to the Partnership and the Professional Entities, all cash, cash equivalents and marketable securities, as of the close of business on the Business Day immediately preceding the Closing Date, determined in accordance with GAAP and (ii) with respect to the Partnership’s Subsidiaries (other than the Professional Entities), the pro rata portion (based upon the Partnership’s direct or indirect percentage ownership of such Subsidiary) of the cash, cash equivalents and marketable securities, as of the close of business on the Business Day immediately preceding the Closing Date, determined in accordance with GAAP, but excluding any assets held by Marblehead. For the avoidance of doubt, Cash on Hand shall (i) be calculated net of issued but uncleared checks and drafts issued by the Partnership and/or the Partnership’s Subsidiaries and (ii) include uncleared checks and drafts issued, received or deposited for the account of the Partnership and/or the Partnership’s Subsidiaries.

“Certificates of Merger” has the meaning specified in Section 2.4.

“CIMA” has the meaning specified in Section 7.6(f).

“Class A Units” means the Units that are designated as “Class A Units” under the Partnership Agreement.

“Class A-1 Units” means the Units that are designated as “Class A-1 Units” under the Partnership Agreement.

“Class B Units” means the Units that are designated as “Class B Units” under the Partnership Agreement.

“Class D Units” means the Units that are designated as “Class D Units” under the Partnership Agreement.

“Closing” has the meaning specified in Section 2.3.

“Closing Cash Consideration” means (i) the Total Cash Amount, plus (ii) Cash on Hand, minus (iii) the aggregate amount of immediately available funds required to be paid pursuant to Section 3.5 and Section 3.6, minus (iv) the Working Capital Escrow Amount, minus (v) the Unitholders’ Representative Escrow Amount.

“Closing Cash Consideration Increase Notice” means a written notice delivered by Parent to the Partnership pursuant to Section 3.3(h) indicating that the Total Cash Amount is to be increased from the Minimum Cash Amount.

“Closing Cash Purchase Price” has the meaning specified in Section 3.1(a)(i).

“Closing Date” has the meaning specified in Section 2.3.

“Closing Indebtedness” means the Indebtedness of the Partnership and its Subsidiaries immediately prior to the Closing.

“Closing Share Price” means the volume weighted average trading price of Parent Common Stock on The Nasdaq Stock Market as reported by The Nasdaq Stock Market during the ten (10) trading days ending on (and including) the last trading day immediately before the Closing Date.

“Closing Statement” has the meaning specified in Section 3.7(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Act” has the meaning specified in Section 6.18.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

“Confidentiality Agreements” means the Partnership Confidentiality Agreement and the Parent Confidentiality Agreement.

“Continuing Employees” has the meaning specified in Section 7.10(a).

“Contract” means any legally binding contract, indenture, note, bond, lease, agreement, commitment or obligation, in any case whether written or oral, with respect to which there are continuing rights, obligations or liabilities.

“Contracting Parties” has the meaning specified in Section 11.10.

“Controlling Company” has the meaning specified in the definition of Subsidiary in this Section 1.1(a).

“Copyrights” has the meaning specified in clause (iii) of the definition of Intellectual Property in this Section 1.1(a).

“Credit Agreements” means the First Lien Credit Agreement and the Second Lien Credit Agreement, dated as of June 29, 2012, among Sunbeam Intermediate Holdings, Inc., Sheridan Holdings, Inc., the several lenders parties thereto, Credit Suisse AG and Cayman Islands Branch (as Administrative Agent and Collateral Agent) (together with all amendments).

“D&O Indemnitees” has the meaning specified in Section 7.7(a).

“Debt Commitment Letter” has the meaning specified in Section 6.11.

“Debt Financing” has the meaning specified in Section 6.11.

“Debt Financing Agreements” has the meaning specified in Section 7.11(a).

“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the commitments with respect to the Debt Financing, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, partners, members, agents and representatives and their respective successors and assigns.

“Disclosing Party” has the meaning specified in Section 7.1(a).

“Dispute Notice” has the meaning specified in Section 3.7(b).

“Disputed Items” has the meaning specified in Section 3.7(b).

“Divisible Share” has the meaning specified in Section 3.12(a).

“DGCL” has the meaning specified in Section 2.2(a).

“DRULPA” has the meaning specified in Section 2.2(a).

“Effective Times” has the meaning specified in Section 2.4.

“Environmental Law” means any applicable Law as in effect on or prior to the Closing Date relating to the protection of the environment, protection of human health as it relates to any harmful or deleterious substances or protection of natural resources.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting or related in any way to the occupancy of the premises subject to the Real Property Leases.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (whether or not incorporated) which would be treated as a single employer with the Partnership under Sections 414(b), (c), (m) or (o) of the Code and the regulations thereunder.

“Escrow Agent” means Bank of America, National Association.

“Escrow Agreements” means the Unitholders’ Representative Escrow Agreement and the Working Capital Escrow Agreement.

“Escrow Amounts” means the Unitholders’ Representative Escrow Amount and the Working Capital Escrow Amount.

“Estimated Closing Statement” has the meaning specified in Section 3.3(a)(i).

“Estimated Net Working Capital” means the Partnership’s good faith estimate of Net Working Capital as set forth in the Estimated Closing Statement.

“Estimated Transaction Consideration” means (i) $2,350,000,000, plus (ii) Cash on Hand, minus (iii) Closing Indebtedness, minus (iv) Transaction Costs, plus (v) the Acquisition Costs (if any), plus (vi) the amount (if any) by which Estimated Net Working Capital is in excess of the Net Working Capital Target, minus (vii) the amount (if any) by which the Net Working Capital Target is in excess of Estimated Net Working Capital, in each of the foregoing clauses (i) through (vii), as set forth in the Estimated Closing Statement, minus (viii) the Working Capital Escrow Amount, minus (ix) the Unitholders’ Representative Escrow Amount.

“Estimated Transaction Consideration Elements” means, collectively, the estimated amounts of the following: (i) Cash on Hand, (ii) Closing Indebtedness, (iii) Transaction Costs, (iv) the Acquisition Costs (if any) and (v) Estimated Net Working Capital.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Policies” has the meaning specified in Section 7.7(e).

“Final Closing Statement” has the meaning specified in Section 3.7(e).

“Final Transaction Consideration” means (i) $2,350,000,000, plus (ii) Cash on Hand, minus (iii) Closing Indebtedness, minus (iv) Transaction Costs, plus (v) the Acquisition Costs (if any), plus (vi) the amount (if any) by which Net Working Capital is in excess of the Net Working Capital Target, minus (vii) the amount (if any) by which the Net Working Capital Target is in excess of Net Working Capital, in each of the foregoing clauses (i) through (vii), as set forth in the Final Closing Statement; provided, that as such term is used in Section 3.7(f)(i) and Section 3.7(f)(ii), the Final Transaction Consideration shall also be reduced by the Escrow Amounts.

“Final Transaction Consideration Elements” means, collectively, the following: (i) Cash on Hand, (ii) Closing Indebtedness, (iii) Transaction Costs, (iv) the Acquisition Costs (if any) and (v) Net Working Capital.

“Financial Advisor” has the meaning specified in Section 4.20.

“First Lien Credit Agreement” has the meaning specified in Section 7.2(b)(iv).

“First Surviving Corporation” has the meaning specified in Section 2.2(a).

“First Surviving Corporation Stock” has the meaning specified in Section 3.2(a)(iv).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“General Partner” has the meaning specified in the Preamble.

“General Partner Allocation Shares” has the meaning specified in Section 3.1(a).

“Governmental Antitrust Entity” means any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, European Union, multi-national or other supra-national, national, federal, regional, state or local or any agency, instrumentality, authority, department, commission, board or bureau thereof, or any court, arbitrator, arbitration panel or similar judicial body.

“Governmental Program” means any federal and state reimbursement program involving payment of government funds, including without limitation “Federal health care programs” as defined in 42 U.S.C. § 1320a 7b(f)), Medicare, Medicare Advantage, Medicaid, Medicaid-waiver, Medicaid managed care, Tricare, and CHAMPUS.

“Group Financial Statements” means the audited consolidated balance sheets and statements of operations, partners’ equity and cash flows of the Partnership and its consolidated Subsidiaries as at, and for the fiscal years ended, December 31, 2012 and December 31, 2013 and the notes thereto.

“H&F Director” has the meaning specified in Section 7.7(f).

“H&F Holder” has the meaning specified in the Unitholders’ Agreement.

“Healthcare Laws” means any and all Laws pertaining to or regulating the healthcare industry, the provision or administration of, or payment for, healthcare products or services (such services include, without limitation, physician and allied professional services, pharmacy, laboratory, imaging, pain management, and ambulatory surgical services), including, but not limited to, all Laws pertaining to: (i) the confidentiality, privacy or security of protected health information (i.e., individually identifiable health information), including, without limitation, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information, Technology for Economic and Clinical Health Act of 2009, and the regulations promulgated thereunder at 45 CFR Parts 160, 162 and 164 (collectively, “HIPAA”); (ii) all federal and state sponsored or supported healthcare programs and the terms and conditions of participating in such programs, including without limitation (a) Medicare; (b) Medicaid; (c) TRICARE, 10 U.S.C. §1071 et seq. and the regulations promulgated thereunder (“Tricare”) and (d) the Civilian Health and Medical Program of the Uniformed Services (“CHAMPUS”); (iii) assignment, reassignment, reimbursement or billing, repayment or recoupment under any Government Program; (iv) professional or institutional licensing, registration, certification and certificate of need Laws; (v) workers compensation; (vi) state and federal controlled substance and drug diversion, including without limitation the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq. and the regulations promulgated pursuant thereto; (vii) fraud and abuse, conflicts of interest, transparency, corporate practice of medicine, kickback or fee-splitting, false claims, false statements or misrepresentations of fact to any Governmental Authority or payor, including, without limitation: (a) the Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn and the regulations promulgated thereunder; (b) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a- 7b(b) and the regulations promulgated thereunder; (c) the False Claims Act, 31 U.S.C. §§3729- 3733 and the regulations promulgated thereunder; (d) the Program Fraud

Civil Remedies Act, 31 U.S.C. §§3801-3812 and the regulations promulgated thereunder; (e) the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58 and the regulations promulgated thereunder; (f) all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under HIPAA; (g) the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b and the regulations promulgated thereunder; (h) the Exclusion Laws, 42 U.S.C. § 1320a-7 and the regulations promulgated thereunder; each of (i) through (vii), including all subparts thereof, as may be amended from time to time.

“Healthcare Professionals” has the meaning specified in Section 4.9(e).

“HIPAA” has the meaning specified in the definition of Healthcare Laws in this Section 1.1(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, without duplication, (i) the principal amount of and accrued interest, premiums, penalties, make-whole payments or obligations or other similar costs, fees (including any breakage fees) or expenses (if any) that would be required to be paid by the borrower pursuant to a customary payoff letter, in each case, in respect of (A) any indebtedness of the Partnership or any of its Subsidiaries for money borrowed and (B) any indebtedness of the Partnership or any of its Subsidiaries evidenced by a note, bond, debenture or other similar instrument or debt security, (ii) all obligations of the Partnership or any of its Subsidiaries as lessee that are capitalized in accordance with GAAP, (iii) all obligations of the type referred to in clause (i) or (ii) above of other Persons for the payment of which the Partnership or any of its Subsidiaries is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations, (iv) all obligations in respect of letters of credit, bankers’ acceptances and similar facilities issued for the account of the Partnership or any of its Subsidiaries (but solely to the extent drawn and not paid) and (v) all obligations related to or arising under interest rate swap or hedging Contracts. Notwithstanding anything herein to the contrary, Indebtedness shall not include (1) Indebtedness due from the Partnership or any Subsidiary to the Partnership or any other Subsidiary or (2) Transaction Costs.

“Independent Accountant” means Grant Thornton LLP or if such firm is unwilling or unable to serve as the Independent Accountant, such other firm of independent accountants of national standing to which Parent and the Unitholders Representative mutually agree in writing.

“Initial Parent Shareholder Meeting” has the meaning specified in Section 7.18(a).

“Insurance Cap” has the meaning specified in Section 7.7(e).

“Insurance Policies” has the meaning specified in Section 4.18(a).

“Intellectual Property” means all intellectual property rights existing anywhere in the world associated with all (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon

(collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, “Marks”), (iii) copyrights and registrations and applications therefor, works of authorship and moral rights (collectively, “Copyrights”) and (iv) trade secrets, algorithms, know-how, formulae, inventions (whether or not patentable), processes, techniques, technical data, designs, drawings, specifications and customer lists.

“IRS” means the United States Internal Revenue Service.

“Joint Ventures” means any of the entities identified on Section 1.1(b) of the Partnership Disclosure Schedule.

“Knowledge of Parent” means the actual knowledge of those individuals identified on Section 1.1(a) of the Parent Disclosure Schedule, in each case without obligation of inquiry.

“Knowledge of the Partnership” means the actual knowledge of those individuals identified on Section 1.1(c) of the Partnership Disclosure Schedule, in each case without obligation of inquiry.

“Law” means any law, statute, ordinance, code, rule, regulation, legally binding guidance, decree or Order or other similar mandate of any Governmental Authority.

“Lead Debt Financing Sources” has the meaning specified in Section 6.11.

“Letter of Transmittal” has the meaning specified in Section 3.3(c).

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, known or unknown, asserted or unasserted, accrued or unaccrued, secured or unsecured or liquidated or unliquidated, or otherwise and whether due or to become due).

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, easement, servitude or other similar encumbrance. Solely for purposes of Section 4.16, it is understood that “Lien” does not include any license or similar right granted with respect to any Intellectual Property.

“Lock-Up Agreement” means a customary underwriters’ lock-up agreement (with the underwriters of the Offering) with respect to Parent Common Stock and Parent Preferred Stock, which agreement shall not restrict the transfer or disposition of Parent Common Stock or Parent Preferred Stock for more than ninety (90) days following the consummation of the Offering and which agreement shall contain terms and provisions no less favorable to the Seller and the Unitholders party thereto than any other underwriters’ lock-up agreements entered into by the underwriters of the Offering and any other shareholder, director, officer or member of management of Parent in connection with the Offering. For the avoidance of doubt, the Lock-Up Agreement shall provide that if any Person who is subject an underwriters’ lock-up agreement entered into in connection with the Offering is released from all or a portion of their obligations thereunder, each other Person subject to a Lock-Up Agreement shall simultaneously be released to the same extent as calculated on a percentage ownership basis as such previously released Person.

“Lock-Up Conditions” has the meaning specified in Section 3.3(c).

“Marblehead” means Marblehead Surety and Reinsurance Company, Ltd.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing on or after the date hereof plus the three consecutive Business Days thereafter (a) throughout which and on the first and last day of which Parent shall have the Required Financial Information, (b) throughout which and on the first and last day of which nothing has occurred and no condition exists that could reasonably be expected to cause any of the conditions set forth in Section 8.1(a), Section 8.2(a) or Section 8.2(b) to fail to be satisfied assuming the Closing would be scheduled at any time during such fifteen (15) consecutive Business Day period and (c) during the last ten (10) Business Days of such period the conditions set forth in Section 8.1(b) shall have been satisfied (taking into account Section 8.1(b) of the Partnership Disclosure Schedule); provided, that for purposes of determining the Marketing Period, such period shall occur prior to August 16, 2014 or after September 2, 2014, and for purposes of determining such period, July 3, 2014 shall not be deemed a Business Day. If at any time the Partnership shall in good faith believe that it has provided the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement in the foregoing clause (a) will be deemed to have been satisfied as of the date of such delivery as identified in such notice, unless Parent in good faith reasonably believes the Partnership has not completed the delivery of the Required Financial Information and, within two (2) Business Days after the delivery of such notice by the Partnership, delivers a written notice to the Partnership to that effect (stating with specificity which portion of the Required Financial Information the Partnership has not delivered) (provided, that it is understood that the delivery of such written notice from Parent to the Partnership will not prejudice the Partnership’s right to assert that the Required Financial Information has in fact been delivered). Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period, (i) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any audited financial statements contained in the Required Financial Information or adversely qualified such audit opinion, in which case the Marketing Period shall not be deemed to commence until the time at which a new unqualified audit opinion is issued with respect to such audited financial statements for the applicable periods by Deloitte & Touche LLP or another independent registered accounting firm reasonably acceptable to Parent, (ii) the Partnership shall have determined that the Partnership is required to restate such financial statements, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended or the Partnership has announced that it has concluded or has otherwise determined that no such restatement shall be required, and (iii) the financial statements included in the Required Financial Information that is available to Parent on the first day of any such fifteen (15) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such fifteen (15) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such fifteen (15) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X to permit such registration statement using such financial statements to be declared effective by the SEC on the last day of such new fifteen (15) consecutive Business Day period. Notwithstanding the foregoing, the Marketing Period shall end on any earlier date that is the date on which the Debt Financing otherwise is consummated if such date is prior to the end of the applicable fifteen (15) consecutive Business Day period plus the three consecutive Business Day period thereafter.

“Marks” has the meaning specified in clause (ii) of the definition of Intellectual Property in this Section 1.1(a).

“Material Contract” refers, as of the date hereof, to any (i) Contract between any of the Partnership or its Subsidiaries, on the one hand, and a hospital or ambulatory surgery center, on the other hand, pursuant to which the Partnership or its Subsidiaries generated revenues through billing of third parties, revenue guarantees or subsidy payments in excess of $7,500,000 in 2013, (ii) Contract between any of the Partnership or its Subsidiaries, on one hand, and a third party payor (other than Medicare, Medicaid or other government payors), on the other hand, pursuant to which the Partnership or its Subsidiaries received payments in excess of $7,500,000 in 2013, (iii) employment agreement that provides for annual base compensation (including stipends and guaranteed bonuses) in excess of $500,000, (iv) Contract pertaining to Indebtedness or any Contract limiting the ability of the Partnership or its Subsidiaries to incur Indebtedness or to create Liens, (v) Contract containing any covenant or provision currently in effect prohibiting, restricting or limiting the Partnership or any of its Subsidiaries from engaging in any line of business or competing with any Person in any geographic area or during any period of time (other than nondisclosure agreements that may contain standstills and/or covenants not to solicit or hire employees of third parties), (vi) partnership or joint venture agreement in which the Partnership or any of its Subsidiaries participates as a partner or joint venturer, (vii) Contract between any of the Partnership or its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Partnership and its Subsidiaries or any immediate family member of any such Affiliates, on the other hand), (viii) Contract providing for an outstanding or potential future loan or other extension of credit by the Partnership or any of its Subsidiaries (other than (A) payroll advances to employees and physicians in the ordinary course of business to any individual employee or physician and (B) the extension of trade credit to customers and suppliers in the ordinary course of business consistent with past practice), (ix) Contract with respect to the acquisition or disposition by the Partnership or any of its Subsidiaries of any business, division or product line or the capital stock of any other Person, in each case (A) at any time after December 31, 2012 and for consideration in excess of $1,500,000 or (B) pursuant to which any earnouts or deferred purchase price arrangements remain outstanding or (x) other Contract (other than (A) a Contract or Contracts with a third party payor, hospital or ambulatory surgery center and/or (B) any Contract or Contracts of the type that is not required to be disclosed pursuant to the foregoing clauses (i) or (ii) due to the dollar thresholds identified therein) that provides for (x) the payment by the Partnership or any of its Subsidiaries of an amount in excess of $1,750,000 per annum or (y) the Partnership or its Subsidiaries to receive payments in excess of $1,750,000 per annum.

“Materials of Environmental Concern” means any material, substance or waste characterized or regulated under Environmental Laws as “hazardous,” “toxic,” “radioactive” or a “pollutant” or “contaminant,” including gasoline or petroleum (including crude oil or any fraction thereof) or petroleum product, polychlorinated biphenyl, asbestos or asbestos-containing material, urea-formaldehyde insulation, radioactive material, or toxic mold.

“Medicaid” means the medical assistance program established by Title XIX of the Social Security Act (42 U.S.C. Sections 1396 et seq. and the regulations promulgated thereunder) and state and local Laws.

“Medicare” means the federal health insurance program established by Title XVIII of the Social Security Act (42 U.S.C. Sections 1395 et seq. and the regulations promulgated thereunder).

“Membership Interests” has the meaning specified in Section 2.1.

“Merger 1” has the meaning specified in the Recitals.

“Merger 1 Certificate of Merger” has the meaning specified in Section 2.4.

“Merger 1 Consideration” has the meaning specified in Section 3.2(a)(iv).

“Merger 1 Effective Time” has the meaning specified in Section 2.4.

“Merger 2” has the meaning specified in the Recitals.

“Merger 2 Cash Consideration” has the meaning specified in Section 3.2(b)(iii)(A).

“Merger 2 Certificate of Merger” has the meaning specified in Section 2.4.

“Merger 2 Consideration” has the meaning specified in Section 3.2(b)(iii).

“Merger 2 Effective Time” has the meaning specified in Section 2.4.

“Merger 2 Stock Consideration” has the meaning specified in Section 3.2(b)(iii)(B).

“Merger 3” has the meaning specified in the Recitals.

“Merger 3 Certificate of Merger” has the meaning specified in Section 2.4.

“Merger 3 Effective Time” has the meaning specified in Section 2.4.

“Merger Sub” has the meaning specified in the Preamble.

“Merger Sub II” has the meaning specified in the Preamble.

“Mergers” has the meaning specified in the Recitals.

“Minimum Cash Amount” means $1,736,800,000.

“Net Working Capital” means (x) the Specified Current Assets, minus (y) the Specified Current Liabilities, in each case, as of the close of business on the Business Day immediately preceding the Closing Date and as determined in accordance with Exhibit B.

“Net Working Capital Target” has the meaning specified in Exhibit B.

“NJ Application” has the meaning specified in Section 7.6(g).

“Non-Accelerated Class D Units” means the Class D Units identified in Section 1.1(d) of the Partnership Disclosure Schedule.

“Non-Accelerated First Surviving Corporation Stock” means the shares of First Surviving Corporation Stock into which Non-Accelerated Class D Units are converted pursuant to, and in accordance with, Merger 1.

“Nonparty Affiliates” has the meaning specified in Section 11.10.

“Offering” means all offerings of Parent Common Stock (or other equity securities or equity-linked securities of Parent) pursuant to one or more Registration Statements that are consummated at or prior to the Closing and the proceeds of which constitute a portion of the Estimated Transaction Consideration.

“Offering Proceeds” means with respect to the Offering, (i) fifty percent (50.0%) of the first $400,000,000 of aggregate proceeds received by Parent from the Offering (net of underwriting discounts and commissions and the out-of-pocket expenses of Parent directly related to the conduct of the Offering), plus (ii) one hundred percent (100.0%) of the aggregate proceeds received by Parent from the Offering (net of underwriting discounts and commissions and the out-of-pocket expenses of Parent directly related to the conduct of the Offering) in excess of $400,000,000 and up to $500,000,000, plus (iii) fifty percent (50.0%) of the aggregate proceeds received by Parent from the Offering (net of underwriting discounts and commissions and the out-of-pocket expenses of Parent directly related to the conduct of the Offering) in excess of $500,000,000.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority of competent jurisdiction.

“Other Financial Information” has the meaning specified in clause (ii) of the definition of Required Financial Information in this Section 1.1(a).

“Outside Date” has the meaning specified in Section 9.1(a).

“Parent” has the meaning specified in the Preamble.

“Parent Balance Sheet Date” means December 31, 2013.

“Parent Board of Directors” has the meaning specified in Section 7.18(b).

“Parent Bylaws” means the Second Amended and Restated Bylaws of Parent, as amended.

“Parent Charter” means the Second Amended and Restated Charter of Parent, as amended.

“Parent Common Stock” means the common stock, no par value, of Parent.

“Parent Confidentiality Agreement” has the meaning specified in Section 7.1(b).

“Parent Disclosure Schedule” has the meaning specified in Article VI.

“Parent Documents” has the meaning specified in Section 6.2.

“Parent Entities” has the meaning specified in Section 6.7(a).

“Parent Financial Statements” has the meaning specified in Section 6.8(a).

“Parent Healthcare Professionals” has the meaning specified in Section 6.7(e).

“Parent Insurance Policies” has the meaning specified in Section 6.14.

“Parent Material Adverse Effect” means (i) an effect, event, change, occurrence or circumstance that is or would reasonably be expected to be materially adverse to the business, tangible or intangible assets, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, or (ii) a material adverse effect on the ability of any Parent Party to consummate the transactions contemplated by this Agreement prior to the Outside Date; provided, however, that no effect, event, change, occurrence or circumstance arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Parent Material Adverse Effect: (A) changes in general operating, business, regulatory or other conditions in the industry in which Parent and its Subsidiaries operate; (B) changes in general economic conditions, including changes in the credit, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world; (C) earthquakes, floods, hurricanes, tornadoes, natural disasters or other acts of nature; (D) changes in global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (E) the negotiation, execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby (including compliance with the covenants set forth herein (other than Section 7.3(a)) and any action taken or omitted to be taken by Parent or any of its Subsidiaries at the written request or with the prior written consent of the Partnership), including the impact thereof on relationships, contractual or otherwise with, or actual or potential loss or impairment of, clients, customers, suppliers, distributors, partners, financing sources, employees and/or independent contractors and on revenue, profitability and/or cash flows (provided, that this clause (E) shall be disregarded for purposes of the representations and warranties set forth in Section 6.3(a)); (F) any change in Laws or GAAP or other applicable accounting rules, or the interpretation thereof; (G) any failure by Parent or any of its Affiliates to meet projections, forecasts or estimates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such failure to meet projections, forecasts or estimates shall not be excluded under this clause (G)); (H) any change in the credit rating of Parent or any of its Affiliates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such change in such credit rating shall not be excluded under this clause (H)); and (I) any breach by the Partnership, Seller or the General Partner of this Agreement, except in the case of clauses (A), (B), (C), (D) and (F) above, to the extent (but only to the extent) such effect, event, change, occurrence or circumstance has a disproportionate adverse impact on Parent and its Subsidiaries, taken as a whole, relative to Parent’s and its Subsidiaries’ competitors.

“Parent Material Contract” refers to any (i) Contract pertaining to Indebtedness of Parent or any Contract limiting the ability of Parent to incur Indebtedness of Parent, (ii) Contract with respect to the acquisition or disposition by Parent or any of its Subsidiaries of any business, division or product line or the capital stock of any other Person, in each case pursuant to which any earnouts or deferred purchase price arrangements that remain outstanding, and (iii) any Contract filed as an exhibit to any of the Parent SEC Documents pursuant to Item 601(b)(1) of Regulation S-K under the Securities Act.

“Parent Parties” has the meaning specified in the Preamble.

“Parent Plans” has the meaning specified in Section 7.10(b).

“Parent Preferred Stock” means the preferred stock, no par value, of Parent.

“Parent SEC Documents” has the meaning specified in Section 6.8(b).

“Parent Series D Articles of Amendment” means the Articles of Amendment to the Second Amended and Restated Charter of Parent in substantially the form attached as Exhibit F.

“Parent Series D Preferred Stock” means the Series D Mandatorily Convertible Preferred Stock, no par value per share, of Parent contemplated by the Parent Series D Articles of Amendment.

“Parent Series D Preferred Stock Consideration Value” means (i) 19.99% of the number of outstanding shares of Parent Common Stock as of the open of business of the Company on the Closing Date, multiplied by (ii) the Applicable Share Price.

“Parent Series D Preferred Stock Liquidation Value” means $1,000.00.

“Parent Series E Articles of Amendment” means the Articles of Amendment to the Second Amended and Restated Charter of Parent in substantially the form attached as Exhibit G.

“Parent Series E Preferred Stock” means the Series E Contingent Convertible Preferred Stock, no par value per share, of Parent contemplated by the Parent Series E Articles of Amendment.

“Parent Series E Preferred Stock Consideration Value” means the excess of (i) the Stock Consideration Value over (ii) the Parent Series D Preferred Stock Consideration Value.

“Parent Series E Preferred Stock Liquidation Value” means $1,000.00.

“Parent Shareholder Approval” means all approvals of the Parent shareholders necessary to approve the conversion of all of the issued and outstanding shares of the Parent Series D Preferred Stock and Series E Preferred Stock into shares of Parent Common Stock and the issuance of any shares of Parent Common Stock which may be issued pursuant to the terms of the Parent Series D Articles of Amendment and the Parent Series E Articles of Amendment for purposes of Rule 5635 of the NASDAQ Marketplace Rules.

“parties” has the meaning specified in the Preamble.

“Partnership” has the meaning specified in the Preamble.

“Partnership Agreement” means the Seventh Amended and Restated Limited Partnership Agreement of the Partnership, dated December 18, 2013, as amended, restated, supplemented, or modified from time to time.

“Partnership Confidentiality Agreement” has the meaning specified in Section 7.1(b).

“Partnership Disclosure Schedule” has the meaning specified in Article IV.

“Partnership Documents” has the meaning specified in Section 4.2.

“Partnership Employee” means any current employee, manager, director or individual consultant of the Partnership or its Subsidiaries.

“Partnership Licensed Software” has the meaning specified in Section 4.16(d).

“Partnership Material Adverse Effect” means (i) an effect, event, change, occurrence or circumstance that is or would reasonably be expected to be materially adverse to the business, tangible or intangible assets, results of operations or financial condition of the Partnership and its Subsidiaries, taken as a whole, or (ii) a material adverse effect on the ability of the Partnership to consummate the transactions contemplated by this Agreement prior to the Outside Date; provided, however, that no effect, event, change, occurrence or circumstance arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Partnership Material Adverse Effect: (A) changes in general operating, business, regulatory or other conditions in the industry in which the Partnership and its Subsidiaries operate; (B) changes in general economic conditions, including changes in the credit, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world; (C) earthquakes, floods, hurricanes, tornadoes, natural disasters, or other acts of nature; (D) changes in global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (E) the negotiation, execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby (including compliance with the covenants set forth herein (other than Section 7.2(a)) and any action taken or omitted to be taken by the Partnership or any of its Subsidiaries at the written request or with the prior written consent of any Parent Party), including the impact thereof on relationships, contractual or otherwise with, or actual or potential loss or impairment of, clients, customers, suppliers, distributors, partners, financing sources, employees and/or independent contractors and on revenue, profitability and/or cash flows (provided, that this clause (E) shall be disregarded for purposes of the representations and warranties set forth in Section 4.3(a)); (F) any change in the cost or availability or other terms of any financing necessary for the Parent Parties to consummate the transactions contemplated hereby; (G) any change in Laws or GAAP or other applicable accounting rules, or the interpretation thereof; (H) the fact that the prospective owner of the Partnership and any of its Subsidiaries is Parent or any Affiliate of Parent; (I) any failure by the Partnership or any of its Subsidiaries or Parent or any of its Affiliates to meet projections, forecasts or estimates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such failure to meet projections, forecasts or estimates shall not be excluded under this clause (I)); (J) any change in the credit rating of the Partnership or any of its Subsidiaries or Parent or any of its Affiliates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such change in such credit rating shall not be excluded under this clause (J)); and (K) any breach by any Parent Party of this Agreement, except in the case of clauses (A), (B), (C), (D) and (G) above, to the extent (but only to the extent) such effect, event, change, occurrence or circumstance has a disproportionate adverse impact on the Partnership and its Subsidiaries, taken as a whole, relative to the Partnership’s and its Subsidiaries’ competitors.

“Partnership Registered Intellectual Property” means all Patents, pending Patent applications, registered Marks, pending applications for registration of Marks and registered Copyrights owned by the Partnership or any of its Subsidiaries (other than the Joint Ventures).

“Patents” has the meaning specified in clause (i) of the definition of Intellectual Property in this Section 1.1(a).

“Paying Agent” means such paying agent as may be mutually agreed by the parties after the date hereof.

“Paying Agent Fund” has the meaning specified in Section 3.3(b)(i).

“Per Share Portion” means, as of the time of determination, a fraction, the numerator of which is one (1), and the denominator of which is the aggregate number of shares of First Surviving Corporation Stock issued and outstanding immediately prior to the Merger 2 Effective Time (other than First Surviving Corporation Stock held by the First Surviving Corporation as treasury stock, but including any shares of First Surviving Corporation Stock held by any of the Parent Parties immediately prior to the Merger 2 Effective Time).

“Performance-Vesting Class B Unit” means each Class B Unit that is subject to vesting requirements set forth in the applicable Unit Award that are based on the aggregate amount of proceeds received in respect of Class A Units by the investment fund affiliates of Hellman & Friedman LLC who hold Class A Units.

“Permits” means any and all franchises, licenses, permits, certificates, registrations, authorizations, rights and other approvals from any Governmental Authority, and any accreditation of any third party organization.

“Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way, covenants, conditions, exclusions, encumbrances and other similar matters (x) that are matters of record or (y) disclosed in policies of title insurance delivered or made available to Parent by the Partnership or to the Partnership by Parent, in each case, prior to the date hereof; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith; (iii) mechanics’, carriers’, workers’, repairers’, construction contractors’, landlords’ and similar Liens arising or incurred in the ordinary course of business or the amount or validity of which is being contested in good faith; (iv) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Authority, none of which materially and adversely impact the current use of the affected property; (v) Liens securing Indebtedness as disclosed in (A) the Group Financial Statements (in respect of Permitted Liens of the Partnership and/or its Subsidiaries), all of which shall be released on or prior to the Merger 1 Effective Time, or (B) in the Parent Financial Statements (in respect of Permitted Liens of Parent and/or its Subsidiaries); (vi) title of a lessor, sub-lessor, licensor or sub-licensor or secured by a lessor’s, sub-lessor’s, licensor’s or sub-licensor’s interest under a capital or operating lease, sublease, license or sublicense; (vii) such other imperfections in title, charges, easements, rights of way, licenses, restrictions (including zoning), covenants, conditions, defects, exceptions and encumbrances that do not materially and adversely impact the value or current use and operation of the affected property; (viii) purchase money liens and liens securing rental payments under capital or operating lease arrangements; (ix) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (x) Liens on goods or inventory the purchase, shipment or storage price of which is financed by a documentary letter of credit or bankers’ acceptance issued or created for the account of (A) the Partnership or any of the Partnership’s Subsidiaries (provided, that any such Lien is only the obligation of the Partnership or any of the Partnership’s Subsidiaries) in respect of Permitted Liens of the Partnership and/or its Subsidiaries or (B) Parent or any of Parent’s Subsidiaries (provided, that any such Lien is only the obligation of Parent or any of Parent’s Subsidiaries) in respect of Permitted Liens of Parent and/or its Subsidiaries; (xi) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and that, individually or in the aggregate, would not reasonably be expected to be material to (A) the Partnership and its Subsidiaries, taken as a whole (in respect of Permitted Liens of the Partnership and/or its Subsidiaries or (B) Parent and its Subsidiaries, taken as a whole (in respect of Permitted Liens of Parent and/or its Subsidiaries).

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Pre-Closing Income Tax Return” has the meaning specified in Section 7.19(a).

“Present Fair Salable Value” has the meaning specified in Section 6.15.

“Private Program” shall mean any private or commercial insurance companies, commercial payers, health maintenance organization, preferred provider organization, managed care plan or organizations, third party administrator, employer, union trust, or other similar third party consumer of healthcare services or risk bearing entities or other private reimbursement programs (including any private or workers’ compensation insurance program).

“Pro Rata Portion” has the meaning specified in Section 3.12(a).

“Professional Entities” means those entities listed on Section 4.5(c) of the Partnership Disclosure Schedule that are not owned by the Partnership, but with respect to which the Partnership has entered into a stock transfer restriction agreement and purchase option agreement.

“Prospectus Supplement” means a prospectus supplement to the Registration Statement.

“Proxy Statement” has the meaning specified in Section 7.18(b).

“Purchase” has the meaning specified in Section 2.1.

“Purchase Price” has the meaning specified in Section 3.1.

“Real Property Leases” means all leases and subleases of real property and interests in real property leased by the Partnership or by one of its Subsidiaries as lessee or lessor (i) providing for annual base rent in excess of $250,000, (ii) that is an ASC Lease, or (iii) that includes as a party to such agreement any employee or independent contractor of the Partnership or any Subsidiary of the Partnership, or any controlled Affiliate of any such employee or independent contractor.

“Registration Rights Agreement” means the Registration Rights Agreement to be entered into at Closing by and among Parent and the Unitholders party thereto in the form attached hereto as Exhibit H.

“Registration Statement” means an automatic shelf registration statement (as defined in Rule 405 of the Securities Act) filed by Parent with the SEC for the purpose of conducting the Offering.

“Representative” means, with respect to any Person, any officer, director, principal, partner, manager, member, attorney, accountant, agent, employee, consultant, financial advisor or other authorized representative of such Person.

“Required Financial Information” means (i) all information and data regarding the Partnership and its Subsidiaries necessary to satisfy paragraph 5 of Exhibit D to the Debt Commitment Letter, (ii) subject to Parent’s compliance with Section 7.11(a)(iii), financial statements and other financial data regarding the Partnership and its Subsidiaries (excluding (1) information required by Regulation S-X Rules 3-09, 3-10 and 3-16, (2) information typically included in a Compensation Discussion and Analysis section or other information required by Item 402 of Regulation S-K, (3) information required by the compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and (4) a business description or a Management’s Discussion and Analysis of Financial Conditions and Results of Operations (other than in summary form) relating to the Partnership and its Subsidiaries), in all cases, of the type and form customarily included in offering memoranda used in private placements of debt securities under Rule 144A of the Securities Act (including as necessary to permit the Parent Parties to prepare the offering memorandum required by paragraph 7 of Exhibit D to the Debt Commitment Letter, in each case assuming that such offering(s) of debt securities were consummated at the same time during the Partnership’s fiscal year as such offering(s) of debt securities will be made (such financial statements and other financial data described in this clause (ii), the “Other Financial Information”), (iii) (x) consolidated statements of income of the Partnership and its Subsidiaries for any applicable interim fiscal period that would be necessary to be included in any pro forma financial statements of Parent giving effect to the Mergers, the Purchase and related financing for the last twelve month period ending on the date of the most recently completed fiscal period of Parent for which financial statements would be required under Rule 3-12 of Regulation S-X to permit a registration statement of Parent to be declared effective and (y) for purposes of including such information in such pro forma financial statements of Parent, consolidated balance sheet data of the Partnership and its Subsidiaries as of the end of the most recently completed fiscal period for which financial statements would be required under Rule 3-12 of Regulation S-X to permit a registration statement of Parent to be declared effective and (iv) drafts of customary comfort letters (including customary negative assurance) by the independent accounting firm of the Partnership covering such financial statements relating to the Partnership and its Subsidiaries, which such accounting firm is prepared to issue upon completion of customary procedures of such accounting firm. Notwithstanding the foregoing but without limiting the Partnership’s obligations under Section 7.12(a), other than Section 7.12(a)(ii)(A), “Required Financial Information” shall not include any financial information regarding the Partnership and its Subsidiaries for any period prior to January 1, 2011.

“Resolution Period” has the meaning specified in Section 3.7(c).

“Resolved Matters” has the meaning specified in Section 3.7(c).

“Restricted Commitment Letter Amendments” has the meaning specified in Section 7.11(d).

“Review Period” has the meaning specified in Section 3.7(b).

“Sale Request” means a Sale Request, as defined in the Unitholders’ Agreement, with respect to 100% of the Subject Securities held by the H&F Holders with respect to the Purchase, Merger 1 and Merger 2.

“SEC” means the United States Securities and Exchange Commission.

“Second Surviving Corporation” has the meaning specified in Section 2.2(b).

“Second Surviving Corporation Stock” has the meaning specified in Section 3.2(b)(i).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning specified in the Preamble.

“Seller Material Adverse Effect” means a material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement prior to the Outside Date.

“Shareholder Meeting” has the meaning specified in Section 7.18(c).

“Shareholders’ Agreement” means the Shareholders’ Agreement to be entered into at Closing by and among Parent and the Unitholders party thereto in the form attached hereto as Exhibit I.

“Signing Share Price” means the volume weighted average trading sales price of Parent Common Stock on The Nasdaq Stock Market as reported by The Nasdaq Stock Market during the ten trading days ending on (and including) the last trading day immediately before the execution date of this Agreement.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) source or object code descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, templates, menus, buttons and icons and (iii) all documentation, including user manuals and other training documentation, database structures, schemas and libraries related to any of the foregoing.

“Solvent” has the meaning specified in Section 6.15.

“SOX” has the meaning specified in Section 6.8(b).

“Specified Approval” has the meaning set forth in Section 7.22 of the Partnership Disclosure Schedule.

“Specified ASC” means the ambulatory surgery center owned by the Specified Entity.

“Specified Current Assets” has the meaning specified in Exhibit B.

“Specified Current Liabilities” has the meaning specified in Exhibit B.

“Specified Entity” has the meaning specified in Section 7.22 of the Partnership Disclosure Schedule.

“Specified Reorganization” has the meaning specified in Section 7.22 of the Partnership Disclosure Schedule.

“Specified Reorganization Notice” means a written notice delivered by either (i) the Partnership to Parent or (ii) Parent to the Partnership, in either such case, no later than 11:59 p.m. New York City time on July 24, 2014, specifying that such delivering party has elected to effect a Specified Reorganization.

“Specified Reorganization Notifying Party” means the applicable party that has validly delivered a Specified Reorganization Notice.

“Specified Reorganization Receiving Party” means the applicable party that has received a Specified Reorganization Notice from a Specified Reorganization Notifying Party.

“Specified Shares” has the meaning specified in Section 3.2(b)(iii).

“Specified Units” has the meaning specified in Section 3.2(a)(iv).

“STB” has the meaning specified in Section 11.11.

“Stock Consideration” means the aggregate number of shares of Parent Common Stock (rounded up to the nearest whole number of shares) equal to the quotient of (i) the Stock Consideration Value divided by (ii) the Applicable Share Price; provided, however, that, if such number of shares of Parent Common Stock constituting the Stock Consideration would exceed 19.99% of the number of outstanding shares of Parent Common Stock as of the open of business on the Closing Date, then:

(A) the Stock Consideration shall be both:

(1) an aggregate number (which may include a fraction) of shares of Parent Series D Preferred Stock equal to the quotient of (x) the Parent Series D Preferred Stock Consideration Value, divided by (y) the Parent Series D Preferred Stock Liquidation Value; and

(2) an aggregate number (which may include a fraction) of shares of Parent Series E Preferred Stock equal to the quotient of (x) the Parent Series E Stock Consideration Value, divided by (y) the Parent Series E Preferred Stock Liquidation Value; and

(B) the initial Conversion Price (as defined in the Parent Series D Articles of Amendment and the Parent Series E Articles of Amendment, as applicable) for each share of Parent Series D Preferred Stock and Parent Series E Preferred Sock shall be the Applicable Share Price.

“Stock Consideration Value” means the excess of (i) the Estimated Transaction Consideration over (ii) the Closing Cash Consideration.

“Stock Purchase Price” has the meaning specified in Section 3.1(a)(ii).

“Subject Securities” has the meaning specified in the Unitholders’ Agreement.

“Subsequent Parent Shareholder Meeting” has the meaning specified in Section 7.18(c).

“Subsidiary” of any Person (for purposes of this definition, the “Controlling Company”) means any other Person (i) of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by the Controlling Company, (ii) with respect to which the Controlling Company or its Subsidiaries is a general partner or managing member, and/or (iii) the Professional Entities; provided, that notwithstanding anything herein to the contrary, (x) for purposes of Sections 4.16 and 4.18, the term “Subsidiaries” shall not include Joint Ventures (other than for Section 4.18, which shall include the ASCs), (y) for purposes of the covenants set forth in this Agreement, the term “Subsidiaries,” as such term is used in the context of the Partnership, shall only include Joint Ventures to the extent that the Partnership or one of its Subsidiaries can unilaterally cause the applicable covenant to be complied with by such Joint Venture, or the Partnership or one of its Subsidiaries can unilaterally restrict such Joint Venture from taking the action prohibited by the applicable covenant, and (z) for purposes of the definition of “Group Financial Statements” only, the term “Subsidiaries” shall include the Partnership’s related entities, the financial position and the results of operations of which are included in the Group Financial Statements and that are identified in Section 4.5(c) of the Partnership Disclosure Schedule (for the avoidance of doubt, this proviso shall not modify or limit the obligations of the Partnership and its Subsidiaries (other than the Joint Ventures) with respect to any of the covenants and agreements of the Partnership and its Subsidiaries set forth herein); and provided, further, that notwithstanding anything herein to the contrary, for purposes of the covenants set forth in this Agreement, the term “Subsidiaries,” as such term is used in the context of Parent, shall only include non-wholly owned Subsidiaries of Parent to the extent that Parent or one of its wholly owned Subsidiaries can unilaterally cause the applicable covenant to be complied with by such Subsidiary, or Parent or one of its wholly owned Subsidiaries can unilaterally restrict such non-wholly owned Subsidiary from taking the action prohibited by the applicable covenant (for the avoidance of doubt, this proviso shall not modify or limit the obligations of Parent and its wholly owned Subsidiaries with respect to any of the covenants and agreements of the Parent Parties set forth herein).

“Sunbeam Primary” has the meaning specified in the Preamble.

“Sunbeam Primary Stockholder Approval” has the meaning specified in Section 4.3(b).

“Surviving Corporation” has the meaning specified in Section 2.2(c).

“Takeover Law” shall mean (i) the Tennessee Investor Protection Act, Tenn. Code Ann. §§ 48-103-101 to 113, and (ii) any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.

“Tax Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes and any schedules or attachments thereto.

“Taxes” means (i) all foreign, national, federal, regional, state or local taxes, charges, fees, imposts, levies or other assessments in any jurisdiction, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, capital gains, license, withholding, payroll, employment, social security, unemployment, excise, escheatment, unclaimed property (whether or not considered taxes under local law), severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Tax Authority in connection with any item described in clause (i).

“Threshold Cash Increase” means an increase in the Total Cash Amount pursuant to Section 3.3(h) that causes (i) the Total Cash Amount, plus (ii) the Working Capital Escrow Amount, plus (iii) the Unitholders Escrow Amount, to exceed 40.0% of the Total Transaction Value.

“Time-Vesting Class B Unit” means each Class B Unit that is subject to vesting requirements set forth in the applicable Unit Award that are based on the continued employment by the Partnership or its Subsidiaries of the holder of such Class B Unit for the period of time specified in such Unit Award.

“Total Cash Amount” means (i) the Minimum Cash Amount or (ii) if Parent delivers a Closing Cash Consideration Increase Notice to the Partnership at least four (4) Business Days prior to the Closing Date pursuant to Section 3.3(h), Total Cash Amount shall be such increased dollar amount as set forth in the Closing Cash Consideration Increase Notice.

“Total Transaction Value” means the sum of (i) the Closing Cash Consideration, plus (ii) Working Capital Escrow Amount, plus (iii) the Unitholders’ Representative Escrow Amount, plus (iv) the product of (x) the Stock Consideration (disregarding, for these purposes, the proviso in the definition of “Stock Consideration”), multiplied by (y) the closing trading price of the Parent Common Stock on the Nasdaq Global Market as reported by The Nasdaq Stock Market on the last trading day immediately prior to the Closing Date.

“Transaction Costs” means, in each case solely to the extent not paid by the close of business on the Business Day immediately preceding the Closing Date, (i) the fees and expenses incurred by Seller or the Partnership or any of the Partnership’s Subsidiaries which are payable to the Financial Advisors incurred in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, with respect to work performed for Seller and/or the Partnership and its Subsidiaries in connection with this Agreement and the transactions and other agreements contemplated by this Agreement

(provided, that for the avoidance of doubt, in no event shall Transaction Costs include any fees or expenses payable in respect of any debt or equity financing provided by one or both of the Financial Advisors to the Parent Parties and/or any of their respective Affiliates in connection with the transactions contemplated by this Agreement or at any time following the Closing), (ii) the fees and expenses incurred by Seller or the Partnership or any of the Partnership’s Subsidiaries which are payable to STB and any other attorneys engaged by Seller or the Partnership or any of the Partnership’s Subsidiaries in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, in each case, with respect to work performed for Seller and/or the Partnership and its Subsidiaries in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, (iii) the fees and expenses incurred by Seller or the Partnership or any of the Partnership’s Subsidiaries which are payable to outside accountants or other advisors incurred in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, in each case, with respect to work performed for Seller and/or the Partnership and its Subsidiaries in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, (iv) all change of control, severance, retention, stock appreciation, phantom stock or similar obligations payable by Seller or the Partnership or any of the Partnership’s Subsidiaries to any director, officer, employee or consultant, including all deferred compensation amounts, whether or not previously vested, that, in each case, are payable or that become payable upon or in connection with the consummation of the transactions contemplated by this Agreement (but excluding any such compensation payable as a result of the termination of any such director, officer, employee, or consultant and/or as a result of any actions taken by, or at the request of, any Parent Party or any of their Affiliates, provided that such compensation would not otherwise have been payable solely as a result of the consummation of the transactions contemplated by this Agreement), and the employer’s portion of any payroll, employment, FICA or similar Taxes of the Partnership and its Subsidiaries resulting from such amounts payable pursuant to this clause (iv), and (v) all unpaid dividend payments payable to the holders of Unvested Class B Time-Vesting Units (as defined in the Partnership Agreement) in respect of the 2013 Debt Financing Proceeds (as defined in the Partnership Agreement) as provided in Section 8.1(e) of the Partnership Agreement that become due and payable upon the consummation of the transactions contemplated hereby, but excluding for purposes of this definition (A) all fees and expenses incurred by Seller, the Partnership or any of the Partnership’s Subsidiaries (x) for which Parent is responsible for paying pursuant to Section 7.6 or Section 7.12 or (y) otherwise at the request of any Parent Party and/or any of their respective Affiliates and (B) all Indebtedness. For the avoidance of doubt, it is understood that this definition shall not include (1) any fees or expenses incurred by any Parent Party and/or any of their respective Affiliates or any of their financial advisors, attorneys, accountants, advisors, consultants or other Representatives or financing sources, regardless of whether any such fees or expenses may be paid by the Partnership or any of the Partnership’s Subsidiaries, or (2) any fees and expenses of Partnership Employees to be paid or reimbursed by any Parent Party or any of their respective Affiliates (including the Surviving Corporation or its Subsidiaries) in connection with such Partnership Employees’ post-closing employment, compensation or equity participation arrangements or otherwise.

“Unit Award” means an agreement between the Partnership and a Unitholder under which the Partnership issues Class B Units or Class D Units to a Unitholder in exchange for services provided by the Unitholder to the Partnership.

“Unitholder Indemnitees” has the meaning specified in Section 7.7(c).

“Unitholders” means the General Partner and the limited partners of the Partnership holding Units (in their capacity as a holder of Units and as a holder of First Surviving Corporation Stock).

“Unitholders’ Agreement” has the meaning specified in Section 4.5(b).

“Unitholders’ Representative” has the meaning specified in the Preamble.

“Unitholders’ Representative Escrow Account” means the escrow account established pursuant to the Unitholders’ Representative Escrow Agreement in respect of the Unitholders’ Representative Escrow Amount.

“Unitholders’ Representative Escrow Agreement” means the escrow agreement to be entered into at Closing between the Unitholders’ Representative and the Escrow Agent.

“Unitholders’ Representative Escrow Amount” means $1,000,000.

“Units” means all Class A Units, Class A-1 Units, Class B Units and Class D Units, each of which shall have the rights, powers and preferences set forth in Section 3.4 of the Partnership Agreement and in the applicable Unit Award, held at any time during the term of the Partnership Agreement by any Unitholder, and shall also include any equity security issued in respect of or in exchange for Units, whether by way of dividend or other distribution, split, recapitalization, merger, rollup transaction, consolidation, conversion or reorganization.

“Unresolved Matters” has the meaning specified in Section 3.7(c).

“Unvested Merger 2 Consideration” has the meaning specified in Section 3.2(b)(iii).

“WARN Act” has the meaning specified in Section 4.19.

“Willful Breach” means a material breach of any material representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by the breaching party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

“Working Capital Escrow Account” means the escrow account established pursuant to the Working Capital Escrow Agreement in respect of the Working Capital Escrow Amount.

“Working Capital Escrow Agreement” means the escrow agreement to be entered into at Closing by and among Parent, the Unitholders’ Representative and the Escrow Agent in substantially the form attached hereto as Exhibit C, with such changes thereto as may be reasonably required by the Escrow Agent.

“Working Capital Escrow Amount” has the meaning specified on Exhibit B.

(b) Other Definitional and Interpretive Matters. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars. Any reference in this Agreement to Dollars or $ shall mean U.S. dollars.

(iii) Exhibits/Schedules. The Exhibits to this Agreement, the Partnership Disclosure Schedule and Parent Disclosure Schedule are hereby incorporated and made a part hereof and are an integral part of this Agreement. The Partnership may, at its option, include in the Partnership Disclosure Schedule, and Parent may, at its option, include in the Parent Disclosure Schedule, items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of any Partnership Disclosure Schedule or any Parent Disclosure Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Partnership Disclosure Schedule or Parent Disclosure Schedule, respectively, to which such matter’s application or relevance is reasonably apparent. Any capitalized terms used in any Exhibit, the Partnership Disclosure Schedule or Parent Disclosure Schedule but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii) Or. The word “or” is not exclusive, unless the context otherwise requires.

(ix) Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (A) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation or (B) such item is otherwise set forth or reflected on the balance sheet or financial statements.

(x) Made Available. Whenever the phrase “made available” is used in reference to a document, it shall mean the document available for viewing in the “Project Key West II” electronic data room hosted by IntraLinks Inc., as that site existed as of 11:59 p.m. (New York City time) on May 28, 2014.

(c) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE PURCHASE AND THE MERGERS

2.1 The Purchase. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and immediately prior to the Merger 1 Effective Time, Parent shall purchase (the “Purchase”) from Seller, and Seller shall sell, transfer and assign to Parent, all of the membership interests of the General Partner (the “Membership Interests”), free and clear of any liens or encumbrances (other than any such liens or encumbrances resulting (i) from actions taken by any Parent Party or any of their Affiliates and/or (ii) under applicable state and/or federal securities laws), for the purchase price set forth in Section 3.1.

2.2 The Mergers.

(a) Merger 1. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), the Partnership shall be merged with and into Sunbeam Primary at the Merger 1 Effective Time. Following the Merger 1 Effective Time, the separate limited partnership existence of the Partnership shall cease, and Sunbeam Primary shall continue as the surviving corporation in Merger 1 (the “First Surviving Corporation”) and shall succeed to and assume all the rights and obligations of the Partnership in accordance with the DGCL and DRULPA.

(b) Merger 2. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into Sunbeam Primary (as the First Surviving Corporation) at the Merger 2 Effective Time. Following the Merger 2 Effective Time, the separate corporate existence of Merger Sub shall cease, and Sunbeam Primary shall continue as the surviving corporation in Merger 2 (the “Second Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

(c) Merger 3. So long as there is no Threshold Cash Increase, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Sunbeam Primary (as the Second Surviving Corporation) shall be merged with and into Merger Sub II at the Merger 3 Effective Time. Following the Merger 3 Effective Time, the separate corporate existence of Sunbeam Primary shall cease, and Merger Sub II shall continue as the surviving corporation in Merger 3 (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sunbeam Primary in accordance with the DGCL; provided, however, that if there is a Threshold Cash Increase, the Second Surviving Corporation and Merger Sub II shall not consummate Merger 3, and the Second Surviving Corporation shall be the “Surviving Corporation.”

2.3 Closing. Subject to the satisfaction of the conditions set forth in Article VIII (or, to the extent permitted by applicable Law, the written waiver thereof by the party entitled to waive any such condition), the closing of the Purchase and the Mergers (collectively, the “Closing”) will take place at 9:00 a.m. (New York City time) at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 on the second Business Day after satisfaction or waiver of each condition to the Closing set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) unless another time, date and/or place is agreed to in writing by the parties hereto; provided, however, that in no event shall any Parent Party be obligated to consummate the Closing prior to the latest to occur of (a) the date that is forty-five (45) days after the date hereof and (b) the earlier of (i) any Business Day during or before the expiration of the Marketing Period as may be specified by Parent on no fewer than five (5) Business Days prior written notice to the Partnership and Seller, and (ii) the first Business Day immediately following the final day of the Marketing Period, unless another date is agreed to in writing by the parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” For the avoidance of doubt, at the Closing, the Purchase shall occur first, immediately thereafter the Merger 1 Effective Time shall occur, immediately thereafter the Merger 2 Effective Time shall occur, and immediately thereafter the Merger 3 Effective Time shall occur.

2.4 Effective Times. Subject to the provisions of this Agreement, as soon as practicable at the Closing, the parties shall cause the Mergers to be consummated by filing substantially simultaneously, but in any event in the following order, with the Secretary of State of the State of Delaware (i) first, a certificate of merger with respect to Merger 1 (the “Merger 1 Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and the DRULPA, (ii) second, a certificate of merger with respect to Merger 2 (the “Merger 2 Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and (iii) third, if there is no Threshold Cash Increase and Merger 3 is to be consummated as described in Section 2.2(c) above, a certificate of merger with respect to Merger 3 (the “Merger 3 Certificate of Merger” and together with the Merger 1 Certificate of Merger and the Merger 2 Certificate of Merger, the “Certificates of Merger”) executed in accordance with the relevant provisions of the DGCL. Subject to the provisions of this Agreement, as soon as practicable at the Closing, the parties shall make all other filings or recordings required under the DGCL and the DRULPA with respect to Merger 1, Merger 2 and, if applicable, Merger 3. Merger 1 shall become effective at such time as the Merger 1 Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Parent and the Partnership shall agree and shall specify in the Merger 1 Certificate of Merger (the time Merger 1 becomes effective being the “Merger 1 Effective Time”). Merger 2 shall become effective at such time as the Merger 2 Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Parent and the Partnership shall agree and shall specify in the Merger 2 Certificate of Merger (the time Merger 2 becomes effective being the “Merger 2 Effective Time”). If applicable, Merger 3 shall become effective at such time as the Merger 3 Certificate of Merger is duly filed with the Secretary of State of the

State of Delaware, or at such other time as Parent and the Partnership shall agree and shall specify in the Merger 3 Certificate of Merger (the time Merger 3 becomes effective being the “Merger 3 Effective Time”, and together with the Merger 1 Effective Time and the Merger 2 Effective Time, the “Effective Times”).

2.5 Effects of the Mergers. At the Merger 1 Effective Time, the effects of Merger 1 shall be as provided in this Agreement, the DGCL, the DRULPA and the Merger 1 Certificate of Merger. At the Merger 2 Effective Time, the effects of Merger 2 shall be as provided in this Agreement, the DGCL and the Merger 2 Certificate of Merger. If applicable, at the Merger 3 Effective Time, the effects of Merger 3 shall be as provided in this Agreement, the DGCL and the Merger 3 Certificate of Merger.

2.6 Organizational Documents.

(a) General Partner. At the Closing, immediately following the consummation of the Purchase, the limited liability company agreement of the General Partner shall, subject to Section 7.7, be amended and restated in a manner as determined by Parent and shall provide for among other things, the replacement of Seller with Parent (or an Affiliate of Parent) as the sole member of the General Partner.

(b) First Surviving Corporation. Effective upon the Merger 1 Effective Time, (i) the certificate of incorporation of Sunbeam Primary, as in effect immediately prior to the Merger 1 Effective Time, shall be the certificate of incorporation of the First Surviving Corporation until amended in accordance with applicable Law and (ii) the bylaws of Sunbeam Primary, as in effect immediately prior to the Merger 1 Effective Time, shall be the bylaws of the First Surviving Corporation until amended in accordance with applicable Law.

(c) Second Surviving Corporation. Effective upon the Merger 2 Effective Time, (i) the certificate of incorporation of Sunbeam Primary, as in effect immediately prior to the Merger 2 Effective Time, shall be the certificate of incorporation of the Second Surviving Corporation until amended in accordance with applicable Law and (ii) the bylaws of Sunbeam Primary, as in effect immediately prior to the Merger 2 Effective Time, shall be the bylaws of the Second Surviving Corporation until amended in accordance with applicable Law.

(d) Surviving Corporation. If there is no Threshold Cash Increase and Merger 3 is consummated as described in Section 2.2(c) above, effective upon the Merger 3 Effective Time, (i) the certificate of incorporation of Merger Sub II, as in effect immediately prior to the Merger 3 Effective Time, shall be the certificate of incorporation of the Merger Sub II, as the

Surviving Corporation, until amended in accordance with applicable Law and (ii) the bylaws of Merger Sub II, as in effect immediately prior to the Merger 3 Effective Time, shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.

2.7 Directors and Officers.

(a) General Partner. The officers of Parent at the Closing shall, from and after the Closing (immediately following the consummation of the Purchase), be the officers of the General Partner until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the General Partner’s limited liability company agreement.

(b) First Surviving Corporation. The directors of Sunbeam Primary at the Merger 1 Effective Time shall, from and after the Merger 1 Effective Time, be the initial directors of the First Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the First Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of Sunbeam Primary at the Merger 1 Effective Time shall, from and after the Merger 1 Effective Time, be the initial officers of the First Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the First Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(c) Second Surviving Corporation. The directors of Merger Sub at the Merger 2 Effective Time shall, from and after the Merger 2 Effective Time, be the initial directors of the Second Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Second Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of Merger Sub (which is the First Surviving Corporation) at the Merger 2 Effective Time shall, from and after the Merger 2 Effective Time, be the initial officers of the Second Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Second Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(d) Surviving Corporation. If there is no Threshold Cash Increase and Merger 3 is consummated as described in Section 2.2(c) above, (i) the directors of Merger Sub II at the Merger 3 Effective Time shall, from and after the Merger 3 Effective Time, be the initial directors of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal and (ii) the officers of Merger Sub II at the Merger 3 Effective Time shall, from and after the Merger 3 Effective Time, be the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

2.8 Instrument of Transfer. At the Closing, Seller shall execute and deliver to Parent an Assignment of Membership Interest, in a form mutually agreed by Seller and Parent, duly executed.

ARTICLE III

PURCHASE PRICE; EFFECT OF THE MERGER ON THE EQUITY INTERESTS OF THE CONSTITUENT ENTITIES

3.1 Purchase Price for the Membership Interests. The purchase price to be paid by Parent to Seller for the Membership Interests shall be the following (taken, together, the “Purchase Price”):

(a) at the Closing, an amount equal to the following (which amount shall be set forth in the Allocation Schedule and shall be payable as provided in Section 3.3(b)) in respect of the aggregate number (which may include a fraction) of shares of First Surviving Corporation Stock (such shares, the “General Partner Allocation Shares”) into which the Units (excluding Specified Units) that it beneficially owns immediately prior to the Merger 1 Effective Time will be converted pursuant to Merger 1, in each case without interest into:

(i) cash (rounded to the nearest cent) equal to the Per Share Portion, multiplied by the General Partner Allocation Shares, multiplied by the Closing Cash Consideration (such product, the “Closing Cash Purchase Price”); and

(ii) the shares provided below in this Section 3.1(a)(ii) (such shares, the “Stock Purchase Price”):

(A) if the Stock Consideration is Parent Common Stock, a number of shares of Parent Common Stock (which may be a fraction) having an aggregate value (determined using the Applicable Share Price) equal to the Per Share Portion, multiplied by the General Partner Allocation Shares, multiplied by the Stock Consideration;

(B) if the Stock Consideration is Parent Series D Preferred Stock and Parent Series E Preferred Stock, (I) a number of shares of Parent Series D Preferred Stock (which may be a fraction) equal to the Per Share Portion, multiplied by the General Partner Allocation Shares, multiplied by the Parent Series D Stock Consideration, divided by the Parent Series D Stock Liquidation Value and (II) a number of shares of Parent Series E Preferred Stock (which may be a fraction) equal to the Per Share Portion, multiplied by the General Partner Allocation Shares, multiplied by the Parent Series E Stock Consideration, divided by the Parent Series E Stock Liquidation Value;

provided, however, that the shares of Parent Common Stock issued pursuant to this Section 3.1(a)(ii) shall be subject to Section 3.3(g), the Stock Consideration that is Parent Series D Preferred Stock will be subject to the Parent Series D Articles of Amendment and the Stock Consideration that is Parent Series E Preferred Stock will be subject to the Parent Series E Articles of Amendment; and

(b) at such time that any Additional Transaction Consideration is paid to the Unitholders pursuant to Section 3.7(f), an amount equal to the portion of the Additional Transaction Consideration (if any) allocated to the General Partner in respect of its beneficially owned Units in accordance with the last sentence of Section 3.7(b), Section 3.7(f) or Section 3.13 and payable as provided in Section 3.7(f), in each case, without interest;

provided, however, that notwithstanding anything herein to the contrary and for the avoidance of doubt, (i) the General Partner Allocation Shares are included in the Specified Shares such that the General Partner shall not be entitled to receive any payment in respect of the General Partner Allocation Shares pursuant to Section 3.2(b) and, (ii) only Seller shall be entitled to receive any payments in respect of the General Partner Allocation Shares pursuant to this Section 3.1.

3.2 Effects of the Mergers on Capital Stock and Units.

(a) Effects of Merger 1 on Capital Stock and Units. At the Merger 1 Effective Time, by virtue of Merger 1 and without any action on the part of any holder of Units or any holder of shares of capital stock of Sunbeam Primary:

(i) Cancellation of Capital Stock of Sunbeam Primary. Each share of capital stock of Sunbeam Primary issued and outstanding immediately prior to the Merger 1 Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered or payable in exchange therefor.

(ii) Cancellation of Certain Units of the Partnership. Each Unit that is owned, directly or indirectly, by any of the Parent Parties or any of their respective Affiliates immediately prior to the Merger 1 Effective Time (including those owned by Parent after giving effect to the Purchase) shall, in each such case, automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered or payable in exchange therefor.

(iii) Treatment of Unvested Units of the Partnership. At least one (1) Business Day prior to, and subject to, the consummation of the Purchase and the Mergers, the Management Committee of the Partnership shall take all actions necessary to cause (i) each outstanding Time-Vesting Class B Unit (or portion thereof) that would be unvested at the Merger 1 Effective Time in accordance with the applicable Unit Award to become fully vested immediately prior to the Merger 1 Effective Time, (ii) each outstanding Performance-Vesting Class B Unit (or portion thereof) whose conditions to vesting would, after giving effect to the payment and distribution of the Estimated Transaction Consideration in accordance with this Agreement, be satisfied, to become fully vested immediately prior to the Merger 1 Effective Time, (iii) each outstanding Performance-Vesting Class B Unit (or portion thereof) whose conditions to vesting would, after giving effect to the payment and distribution of the Estimated Transaction Consideration in accordance with this Agreement, not be satisfied, to be forfeited as of the Merger 1 Effective Time without consideration pursuant to the forfeiture provisions in the applicable Unit Award pursuant to which such Class B Units were granted, and (iv) each outstanding Class D Unit (or portion thereof) that would be unvested at the Merger 1 Effective Time in accordance with the applicable Unit Award (other than any Non-Accelerated Class D Units) to become fully vested immediately prior to the Merger 1 Effective Time.

(iv) Conversion of Units of the Partnership. Each issued and outstanding Unit (other than (x) Units forfeited at or prior to the Closing, including pursuant to Section 3.2(a)(iii), and (y) Units to be cancelled in accordance with Section 3.2(a)(ii) (such Units identified in clauses (x) and (y), the “Specified Units”)) shall automatically be converted into and shall thereafter represent the right of the holder thereof to receive, subject to the terms of this Agreement, the following, in each case without interest: (1) a number (which may be a fraction) of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the First Surviving Corporation (“First Surviving Corporation Stock”) equal to the quotient, calculated to the tenth decimal place, of (A) the portion of the Estimated Transaction Consideration allocated in respect of such Unit in accordance with Section 3.3(a), divided by (B) $10,000,000 (such number of shares of First Surviving Corporation Stock, the “Merger 1 Consideration”) (provided, however, that notwithstanding anything herein to the contrary, the right of each of the Non-Accelerated Class D Units to receive the Merger 1 Consideration in respect thereof shall be subject to the same vesting conditions and schedule that applied to such Non-Accelerated Class D Unit immediately prior to the Merger 1 Effective Time), which Merger 1 Consideration shall be payable as provided in Section 3.3(b), and (2) the portion of the Additional Transaction Consideration (if any) allocated in respect of such Unit in accordance with the last sentence of Section 3.7(b), Section 3.7(f) or Section 3.13 and payable as provided in Section 3.7(f) (provided, however, that this clause (2) shall not apply to any issued and outstanding Units held by the General Partner). At the Merger 1 Effective Time, all Units outstanding immediately prior to the Merger 1 Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Unitholder shall cease to be a partner of the Partnership, and shall cease to have any rights with respect to the Partnership and such Units except the right to receive, pursuant to this Agreement, its portion of (A) the Merger 1 Consideration (except with respect to the Specified Units) and (B) the Additional Transaction Consideration (except with respect to the Specified Units), in each case, without interest.

(b) Effects of Merger 2 on Capital Stock. At the Merger 2 Effective Time, by virtue of Merger 2 and without any action on the part of any holder of shares of capital stock of the First Surviving Corporation or any holder of shares of capital stock of Merger Sub:

(i) Conversion of Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Merger 2 Effective Time shall automatically be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Second Surviving Corporation (the “Second Surviving Corporation Stock”).

(ii) Cancellation of Certain Capital Stock of the First Surviving Corporation. Each share of First Surviving Corporation Stock that is owned, directly or indirectly, by any of the Parent Parties or any of their respective Affiliates or by the General Partner, in each case immediately prior to the Merger 2 Effective Time, shall, in each such case, automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered or payable in exchange therefor.

(iii) Conversion of Capital Stock of the First Surviving Corporation. The issued and outstanding shares of First Surviving Corporation Stock (other than shares of

First Surviving Corporation Stock cancelled for no consideration in connection with Merger 2, including pursuant to Section 3.2(b)(ii) (such shares, the “Specified Shares”)) shall automatically be converted into and shall thereafter represent the right of the holder thereof to receive, subject to the terms of this Agreement, the following amounts, in each case, without interest, and payable as provided in Section 3.3(b) (the “Merger 2 Consideration”):

(A) cash (rounded to the nearest cent) equal to the Per Share Portion, multiplied by the Closing Cash Consideration, multiplied, by the number of shares of First Surviving Corporation Stock (other than Specified Shares) held by such holder (such amount in respect of any such holder, the “Merger 2 Cash Consideration”); and

(B) the shares as provided below in this Section 3.2(b)(iii)(B) (such shares, in respect of any such holder, the “Merger 2 Stock Consideration”):

(x) if the Stock Consideration is Parent Common Stock, a number of shares of Parent Common Stock (which may be a fraction) having an aggregate value (determined using the Applicable Share Price) equal to the Per Share Portion, multiplied by the Stock Consideration Value, multiplied, by the number of shares of First Surviving Corporation Stock (other than Specified Shares) held by such holder; or

(y) if the Stock Consideration is Parent Series D Preferred Stock and Parent Series E Preferred Stock, (I) a number of shares of Parent Series D Preferred Stock (which may be a fraction) equal to the Per Share Portion, multiplied, by the number of shares of First Surviving Corporation Stock (other than Specified Shares) held by such holder, multiplied by the Parent Series D Preferred Stock Consideration Value, divided by the Parent Series D Preferred Stock Liquidation Value and (II) a number of shares of Parent Series E Preferred Stock (which may be a fraction) equal to the Per Share Portion, multiplied by the Parent Series E Preferred Stock Consideration Value, multiplied, by the number of shares of First Surviving Corporation Stock (other than Specified Shares) held by such holder, divided by the Parent Series E Preferred Stock Liquidation Value;

provided, however, that the shares issued pursuant to this Section 3.2(b)(iii)(B) shall be subject to Section 3.3(g), the Stock Consideration that is Parent Series D Preferred Stock will be subject to the Parent Series D Articles of Amendment and the Stock Consideration that is Parent Series E Preferred Stock will be subject to the Parent Series E Articles of Amendment;

provided, however, that notwithstanding anything herein to the contrary, the consideration received by holders of shares of Non-Accelerated First Surviving Corporation Stock pursuant to this Section 3.2(b)(iii) in respect of such shares of Non-Accelerated First Surviving Corporation Stock shall be subject to the same vesting conditions and schedule that applied to such shares of Non-Accelerated First Surviving Corporation Stock immediately prior to the Merger 2 Effective

Time (such consideration described in this proviso, the “Unvested Merger 2 Consideration”). At the Merger 2 Effective Time, all shares of First Surviving Corporation Stock outstanding immediately prior to the Merger 2 Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of shares of First Surviving Corporation Stock shall cease to have any rights with respect to the First Surviving Corporation except the right to receive, pursuant to this Agreement, the Merger 2 Consideration (except with respect to the Specified Shares), without interest.

(c) Effects of Merger 3 on Capital Stock. If there is no Threshold Cash Increase and Merger 3 is consummated as described in Section 2.2(c) above, at the Merger 3 Effective Time, by virtue of Merger 3 and without any action on the part of any holder of shares of capital stock of the Second Surviving Corporation or any holder of shares of capital stock of Merger Sub II:

(i) Conversion of Capital Stock of Merger Sub II. Each share of capital stock of Merger Sub II issued and outstanding immediately prior to the Merger 3 Effective Time shall automatically be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share of the Surviving Corporation.

(ii) Cancellation of Capital Stock of Second Surviving Corporation. Each share of Second Surviving Corporation Stock issued and outstanding immediately prior to the Merger 3 Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered or payable in exchange therefor.

3.3 Estimated Transaction Consideration.

(a) Determination and Allocation of Estimated Transaction Consideration.

(i) No later than three (3) Business Days before the Closing Date, the Partnership shall deliver to Parent (A) the Partnership’s good faith calculation and estimate of the aggregate amount of the Estimated Transaction Consideration, the aggregate amount of the Closing Cash Consideration, the aggregate amount of the Stock Consideration and each of the Estimated Transaction Consideration Elements (including its good faith estimate of the Applicable Share Price) and (B) an Allocation Schedule based on such calculations and estimates. The calculations described above in the foregoing clause (A), together with the Allocation Schedule, are collectively referred to herein as the “Estimated Closing Statement”. In connection therewith, the Partnership shall, from and after the delivery of the Estimated Closing Statement, (x) keep Parent reasonably informed of the Partnership’s calculations of the Estimated Transaction Consideration and the Allocation Schedule (including Estimated Net Working Capital) and (y) provide Parent with reasonable access to such books, records, contracts and other documents of the Partnership or its Subsidiaries as Parent may reasonably request in order for Parent to review such calculation. The Partnership shall consider in good faith any comments, objections and suggestions that Parent has with regard to such calculation and the Partnership may, notwithstanding the foregoing, in the good faith determination of the Partnership, revise such calculation to take all or a portion of such comments, objections and suggestions into account and redeliver to Parent a revised Estimated Closing Statement, it being understood and agreed, however, that the final calculation of the Estimated Transaction Consideration, the aggregate amount of the Closing Cash Consideration, the aggregate amount of the Stock Consideration, each of the Estimated Transaction Consideration Elements and the Allocation Schedule will be as determined by the Partnership in its sole discretion, even if Parent has not agreed with such calculation. No later than the 5:00 p.m. New York City time on the Business Day immediately preceding the Closing Date, Parent shall deliver a written notice to the Partnership specifying the number of outstanding shares of Parent Common Stock as of the open of business on the Closing Date. In addition, the parties understand and acknowledge that the Applicable Share Price will not be known until the close of trading of The Nasdaq Stock Market on the last trading day immediately before the Closing Date and as a result, the Partnership shall redeliver to Parent a revised Estimated Closing Statement following the close of trading of The Nasdaq Stock Market on the last trading day immediately before the Closing Date and prior to the Closing, updated solely to give effect to the actual Applicable Share Price. The Estimated Closing Statement shall be prepared in a manner consistent with the terms of (including the definitions contained in) this Agreement, including Exhibit A and, with respect to Estimated Net Working Capital, Exhibit B.

(ii) The Estimated Transaction Consideration shall be allocated to each Unitholder in accordance with the Allocation Schedule (it being understood that the Estimated Transaction Consideration allocated to each individual Unitholder shall be the aggregate amount that would be allocated to such Unitholder if all of the assets and liabilities of the Partnership were sold in an all-cash transaction for the Estimated Transaction Consideration and all of the cash proceeds of such sale were distributed to the Unitholders (taking into account each class, series, tranche or type within a class, series or tranche of the Units and the vesting requirements, Threshold Equity Value (as defined in the Partnership Agreement) and Class D Threshold Equity Value (as defined in the Partnership Agreement), as applicable, with respect to such Units) pursuant to Section 8.1(b) of the Partnership Agreement, giving effect to Sections 8.1(c), 8.1(d) and 8.1(e) of the Partnership Agreement, but, for the avoidance of doubt, not treating any portion of such distribution as an Excess Free Cash Flow Distribution (as defined in the Partnership Agreement).

(b) Payment of Estimated Transaction Consideration.

(i) Paying Agent; Paying Agent Fund. At the Merger 1 Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, in trust for the benefit of the Unitholders and Seller, (x) cash in immediately available funds payable to the Unitholders and Seller pursuant to this Article III in an amount equal to the Closing Cash Consideration (less any portion thereof that shall constitute Unvested Merger 2 Consideration) and (y) stock certificates representing the number of shares of Parent Common Stock (or, if applicable, Parent Series D Preferred Stock and Parent Series E Preferred Stock) necessary to make all payments of the Stock Consideration pursuant to this Article III (less any portion thereof that shall constitute Unvested Merger 2 Consideration). Any cash and shares of Parent Common Stock (or, if applicable, Parent Series D Preferred Stock and Parent Series E Preferred Stock) deposited with the Paying Agent, together with any interest or other earnings thereon shall hereinafter be referred to as the “Paying Agent Fund”. Parent shall also deposit, or shall cause to be deposited, with the Paying Agent from time to time as needed and on a prompt basis additional cash in immediately available funds sufficient to pay any cash in lieu of fractional shares of Parent Common Stock to which Seller and the Unitholders are entitled pursuant to Section 3.3(g).

(ii) Payment. Subject to compliance by Seller and each Unitholder that holds Units (other than the Specified Units) immediately prior to the Merger 1 Effective Time with Section 3.3(c), at the Closing, Parent and the Surviving Corporation shall cause to be distributed from the Paying Agent Fund to (A) each Unitholder that holds Units (other than Specified Units) immediately prior to the Merger 1 Effective Time an amount of cash equal to the Merger 2 Cash Consideration and an amount of shares of Parent Common Stock (or, if applicable Parent Series D Preferred Stock and Parent Series E Preferred Stock) equal to the Merger 2 Stock Consideration, in each case in respect of the shares (excluding Specified Shares) of First Surviving Corporation Stock into which the Units (excluding Specified Units) that such Unitholder holds immediately prior to the Merger 1 Effective Time are converted pursuant to Merger 1 (which aggregate amounts per Unitholder shall be set forth in the Allocation Schedule) and (B) Seller an amount of cash equal to the Closing Purchase Price and an amount of shares of Parent Common Stock (or, if applicable Parent Series D Preferred Stock and Parent Series E Preferred Stock) equal to the Stock Purchase Price (which amounts shall be set forth in the Allocation Schedule). The Closing Cash Consideration payable to Seller or the Unitholders and any additional payment of cash in lieu of fractional shares contemplated by Section 3.3(g) shall be paid to Seller and such Unitholders, in each case, by wire transfer of immediately available funds. The Closing Cash Consideration and any additional payment of cash in lieu of fractional shares contemplated by Section 3.3(g) paid to Seller and the Unitholders shall be paid to the account of Seller or such Unitholders, as applicable, which account shall be (x) identified to Parent in writing by Seller or such Unitholders, as applicable, or by the Partnership on Seller’s or such Unitholders’ behalf, no later than two (2) Business Days prior the Closing Date or (y) as set forth in the Letter of Transmittal delivered by Seller or such Unitholders pursuant to Section 3.3(c). The Stock Consideration payable to Seller or the Unitholders shall be issued to Seller and such Unitholders in the form of stock certificates, in each case, in the name, and at the address, of Seller or such Unitholders, as applicable, (A) provided to Parent in writing by Seller or such Unitholders, as applicable, or by the Partnership on Seller’s or such Unitholders’ behalf, no later than two (2) Business Days prior the Closing Date, or (B) as set forth in the Letter of Transmittal delivered by Seller or such Unitholders pursuant to Section 3.3(c). Notwithstanding the foregoing, any delay in delivering such wire instructions or addresses shall be without prejudice to Seller’s or such Unitholders’ right to receive any of the Closing Cash Consideration or the Stock Consideration, which shall be paid promptly after the later of the Closing Date and the date of receipt of such wire instructions and/or address. If and when the applicable vesting conditions and schedule that applied to an outstanding share of Non-Accelerated First Surviving Corporation Stock immediately prior to the Merger 2 Effective Time have been satisfied after the Merger 2 Effective Time, Parent shall promptly thereafter deliver to the former holder thereof, with respect to such Non-Accelerated First Surviving Corporation Stock, the Unvested Merger 2 Consideration such Non-Accelerated First Surviving Corporation Stock is entitled to receive pursuant to Section3.2(b)(iii). The Additional Transaction Consideration (if any) (as set forth in the Final Closing Statement) will be paid to Seller and each Unitholder pursuant to Section 3.7(f).

(c) Exchange Procedures. Prior to the Closing, the Partnership shall mail or otherwise deliver, or cause the Paying Agent to mail or otherwise deliver, to Seller and each

Unitholder a (i) Letter of Transmittal, substantially in the form of Exhibit D attached hereto with such changes thereto as may be reasonably required by the Paying Agent (the “Letter of Transmittal”), which, for the avoidance of doubt, shall include the obligation of Seller and each Unitholder to agree to Sections 3.9, 3.10, 3.11, 3.12 and 3.13 of this Agreement and (ii) subject to the satisfaction of the Lock-Up Conditions, a Lock-Up Agreement. Subject to the satisfaction of the conditions in Article VIII, in the event Seller or a Unitholder does not deliver to the Paying Agent a duly executed and completed Letter of Transmittal at or prior to the Closing or, if required, a Lock-Up Agreement to Parent at or prior to the Closing, such failure shall not alter, limit or delay the Closing; provided, that Seller shall not be entitled to receive any of the Purchase Price or such Unitholder shall not be entitled to receive (with respect to First Surviving Corporation Stock held by such Unitholder) any of the Merger 2 Consideration or Additional Transaction Consideration (if any), in each case as contemplated herein unless and until such Person delivers a duly executed and completed Letter of Transmittal to the Paying Agent and, if required, a duly executed and completed Lock-Up Agreement to Parent. Upon the delivery to the Paying Agent of a duly executed Letter of Transmittal and, if required, the delivery to Parent of a duly executed and completed Lock-Up Agreement, Seller shall be entitled to receive, subject to the terms and conditions hereof, the Purchase Price and each such Unitholder shall be entitled to receive (with respect to First Surviving Corporation Stock held by such Unitholder), subject to the terms and conditions hereof, the Merger 2 Consideration and the Additional Consideration (if any). Until a duly executed and completed Letter of Transmittal and, if required, Lock-Up Agreement is delivered by Seller or a Unitholder, as the case may be, to the Paying Agent, such Person’s membership interest in the General Partner and/or such Person’s Units and shares of First Surviving Corporation Stock shall be deemed at any time after the Effective Times to represent only the right to receive upon such delivery the Purchase Price (in the case of the Seller) or the Merger 1 Consideration, Merger 2 Consideration and Additional Transaction Consideration (if any) (in the case of the Unitholders), in each case as contemplated herein. Notwithstanding anything herein to the contrary, no Lock-Up Agreement shall be required in order for Seller or the Unitholders to receive the Purchase Price (in the case of the Seller) or the Merger 1 Consideration, Merger 2 Consideration (including the Closing Cash Consideration and the Stock Consideration) and the Additional Transaction Consideration (if any) (in the case of the Unitholders) hereunder unless each of the following has been satisfied (the “Lock-Up Conditions”): (x) the Offering is consummated at or prior to the Closing, (y) the directors and officers of Parent enter into a substantially identical underwriters’ lock-up agreement with the underwriters of the Offering as the Lock-Up Agreement to be entered into by Seller and the Unitholders and (z) the Lock-Up Agreement to be entered into by Seller and the Unitholders is made available to the Partnership for distribution to the Seller and the Unitholders at least fifteen (15) Business Days prior to the Closing Date. If there is no Threshold Cash Increase, unless otherwise designated in a holder’s duly executed Letter of Transmittal (or supplement thereto), for purposes of Treasury Regulation Section 1.358-2(a)(2)(ii), holders of First Surviving Corporation Stock will be treated as having surrendered, in exchange for the Closing Cash Consideration received by such holder, a percentage of the total shares of First Surviving Corporation Stock held by such holder that equals the percentage that the Closing Cash Consideration represents of the sum of (x) the Closing Cash Consideration and (y) the Stock Consideration Value; and (ii) for purposes of clause (i), the shares of First Surviving Corporation Stock surrendered by a holder in exchange for the Closing Cash Consideration received by such holder will be deemed to be, first, those shares with the lowest share certificate number in the stock ledger of Sunbeam Primary, in ascending order until the Closing Cash Consideration has been fully paid.

(d) No Further Ownership Rights.

(i) All shares of First Surviving Corporation Stock and Additional Transaction Consideration (if any) paid upon the surrender of Units in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Units previously represented by book-entry. From and after the Merger 1 Effective Time, the transfer books of the Partnership shall be closed and there shall be no further registration of transfers on the transfer books of the Partnership of the Units that were outstanding immediately prior to the Merger 1 Effective Time.

(ii) All Merger 2 Consideration (including the Closing Cash Consideration and the Stock Consideration) paid upon the surrender of shares of First Surviving Corporation Stock in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of First Surviving Corporation Stock previously represented by book-entry. From and after the Merger 2 Effective Time, the transfer books of the First Surviving Corporation shall be closed and there shall be no further registration of transfers on the transfer books of the First Surviving Corporation of the shares of First Surviving Corporation Stock that were outstanding immediately prior to the Merger 2 Effective Time.

(iii) If there is no Threshold Cash Increase and Merger 3 is consummated as described in Section 2.2(c) above, from and after the Merger 3 Effective Time, the transfer books of the Second Surviving Corporation shall be closed and there shall be no further registration of transfers on the transfer books of the Second Surviving Corporation of the shares of Second Surviving Corporation Stock that were outstanding immediately prior to the Merger 3 Effective Time.

(e) No Liability. None of the Parent Parties, Seller, the General Partner, the Partnership, Sunbeam Primary, the Unitholders’ Representative, the Paying Agent or any other Person shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Termination of the Paying Agent Fund. Any portion of the Paying Agent Fund which remains undistributed to Seller and the Unitholders for twelve (12) months after the Merger 2 Effective Time shall be delivered to Parent, and Seller or any Unitholder, to the extent such Person has not theretofore complied with Section 3.3(c), shall thereafter look only to Parent for, and, subject to Section 3.3(e) above, Parent shall remain liable for, the portion of the Merger 2 Consideration (including the Closing Cash Consideration and the Stock Consideration) and Additional Transaction Consideration (if any) to which Seller or such Unitholder is entitled pursuant to this Agreement. Any such portion of the Paying Agent Fund remaining unclaimed by Seller or the Unitholders six (6) years after the Merger 2 Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(g) Fractional Shares. Notwithstanding anything contained in this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued pursuant to this Agreement. If a Unitholder would be entitled to receive a fractional share of Parent Common Stock pursuant to the Allocation Schedule, in lieu of such fractional share of Parent Common Stock, such Unitholder shall receive cash (rounded to the nearest cent), without interest, in an amount equal to the product of (i) the Applicable Share Price and (ii) the fraction of a share of Parent Common Stock to which such Unitholder would otherwise be entitled, and the Stock Consideration shall be reduced by the amount of such fractional share.

(h) Delivery of Additional Cash Consideration in Lieu of Stock Consideration. If Parent consummates an Offering prior to Closing, Parent shall deliver a Closing Cash Consideration Increase Notice to the Unitholders’ Representative no later than four (4) Business Days prior to the Closing Date that increases the Total Cash Amount by an amount equal to the Offering Proceeds. Parent may, at its discretion and regardless of whether Parent consummates an Offering, elect to increase the Total Cash Amount, as reflected in a Closing Cash Consideration Increase Notice, by an amount in excess of the Offering Proceeds.

3.4 Escrow Accounts. Simultaneously with the Closing, Parent shall deliver, or cause to be delivered, to the Escrow Agent in accordance with the terms of the Escrow Agreements, as applicable: (a) an amount of cash in immediately available funds equal to the Working Capital Escrow Amount to be held in the Working Capital Escrow Account and (b) an amount of cash in immediately available funds equal to the Unitholders’ Representative Escrow Amount to be held in the Unitholders’ Representative Escrow Account.

3.5 Transaction Costs. Simultaneously with the Closing, Parent shall pay, or cause to be paid, the Transaction Costs by wire transfer of immediately available funds as directed by each payee thereof.

3.6 Certain Indebtedness. Simultaneously with the Closing, Parent shall repay, or cause to be repaid, on behalf of the Partnership and its Subsidiaries, any outstanding amount of Indebtedness of the Partnership and its Subsidiaries pursuant to the Credit Agreements by wire transfer of immediately available funds as directed by Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent thereunder. Simultaneously with the Closing, with respect to each of the letters of credit of the Partnership and its Subsidiaries issued pursuant to Indebtedness of the Partnership and its Subsidiaries or commitments under agreements governing Indebtedness of the Partnership and its Subsidiaries, Parent shall cause such letter of credit to be returned to the issuers thereof, provide to the issuer of such letter of credit a letter of credit in the same amount, on terms satisfactory to the issuers of such letters of credit, or otherwise satisfy the issuers of such letters of credit as to the disposition or retention of such letters of credit under the applicable credit facilities (e.g., cash collateralizing such obligations).

3.7 Post-Closing Determination of Additional Transaction Consideration.

(a) From and after the Closing Date until the determination of the Final Closing Statement pursuant to this Section 3.7, Parent and the Surviving Corporation shall, and shall cause their respective Subsidiaries to, permit the Unitholders’ Representative and its Representatives reasonable access to the personnel and accountants of the General Partner, the Surviving Corporation and its Subsidiaries, and provide reasonable access (with the right to make copies), during business hours upon reasonable advance notice, to the books, records, contracts and other documents (including auditor’s work papers) of the General Partner, the Surviving Corporation and/or its Subsidiaries that are or could reasonably be relevant to the calculations set forth in the Closing Statement, a Dispute Notice or otherwise related to the negotiation and/or resolution of the Final Closing Statement.

(b) Following the Closing, Parent shall prepare a good faith calculation of the Final Transaction Consideration, the Final Transaction Consideration Elements and the Additional Transaction Consideration (if any). The calculations described under the foregoing sentence are collectively referred to herein as the “Closing Statement”. Parent shall deliver the Closing Statement, together with reasonable supporting detail as to each of the calculations (including with respect to the Final Transaction Consideration Elements) set forth in the Closing Statement, to the Unitholders’ Representative no later than sixty (60) days following the Closing Date. Notwithstanding anything herein to the contrary, the parties agree that the Closing Statement, and the component items and calculations therein, including the Final Transaction Consideration Elements, shall be prepared in a manner consistent with the terms of (including the definitions contained in) this Agreement, including Exhibit A and Exhibit B attached to this Agreement with respect to Net Working Capital. The Closing Statement shall be conclusive, final and binding on all parties absent manifest error unless the Unitholders’ Representative gives Parent written notice (a “Dispute Notice”) of any disputes or objections thereto (collectively, the “Disputed Items”) with reasonable supporting detail as to such Disputed Items, within forty-five (45) days after receipt of the Closing Statement (such period, the “Review Period”). In the event the Unitholders’ Representative fails to give Parent a Dispute Notice prior to the expiration of the Review Period or otherwise earlier notifies Parent in writing that the Unitholders’ Representative has no disputes or objections to the Closing Statement, the Working Capital Escrow Account shall be distributed, and payments shall be made by Parent, in accordance with Section 3.7(f). In the event the Unitholders’ Representative gives Parent a Dispute Notice prior to the expiration of the Review Period then, within two (2) Business Days after such Dispute Notice has been given to Parent, Parent and the Unitholders’ Representative shall provide a joint written instruction to the Escrow Agent to make the distributions in accordance with Section 3.7(f)(iii), solely to the extent applicable in light of, and to the extent which, the Unitholders’ Representative has not objected to the calculation set forth in the Closing Statement and by way of example, (1) if the Final Transaction Consideration set forth in the Closing Statement is higher than the Estimated Transaction Consideration, Parent and the Unitholders’ Representative shall provide a joint written instruction to the Escrow Agent to release all amounts in the Working Capital Escrow Account to Seller and the Unitholders in accordance with Section 3.7(f)(iii) and (2) if the Final Transaction Consideration set forth in the Closing Statement is less than the Estimated Transaction Consideration, then Parent and the Unitholders’ Representative shall provide a joint written instruction to the Escrow Agent to release an amount equal to the excess (if any) of (A) all amounts in the Working Capital Escrow

Account, over (B) (x) the Estimated Transaction Consideration, minus (y) the Final Transaction Consideration set forth in the Closing Statement, to Seller and the Unitholders in accordance with Section 3.7(f)(iii).

(c) Parent and the Unitholders’ Representative shall, for a period of thirty (30) days (or such longer period as Parent and the Unitholders’ Representative may agree in writing) following delivery of a Dispute Notice to Parent (the “Resolution Period”), attempt in good faith to resolve their differences (all such discussions and communications related thereto shall (unless otherwise agreed by Parent and the Unitholders’ Representative in writing) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule), and any such resolution by them as to any Disputed Items shall be conclusive, final and binding on all parties absent manifest error. Any Disputed Items agreed to by Parent and the Unitholders’ Representative in writing, together with any items or calculations set forth in the Closing Statement not disputed or objected to by the Unitholders’ Representative in the Dispute Notice, are collectively referred to herein as the “Resolved Matters”. Any Resolved Matters shall be conclusive, final and binding on all parties absent manifest error, except to the extent such component could be affected by other components of the calculations set forth in the Closing Statement that are the subject of a Dispute Notice. If at the end of the Resolution Period, Parent and the Unitholders’ Representative have been unable to resolve any differences that they may have with respect to the matters specified in the Dispute Notice, either of Parent or the Unitholders’ Representative may, upon written notice to the other, refer all matters that remain in dispute with respect to the Dispute Notice (the “Unresolved Matters”) for resolution to the Independent Accountant. If one or more Unresolved Matters are submitted to the Independent Accountant for resolution, Parent and the Unitholders’ Representative shall enter into a customary engagement letter with, and to the extent necessary each party to this Agreement will waive and cause its controlling Affiliates to waive any conflicts with, the Independent Accountant at the time such dispute is submitted to the Independent Accountant and shall cooperate with the Independent Accountant in connection with its determination pursuant to this Section 3.7. Within ten (10) days after the Independent Accountant has been retained, each of Parent and the Unitholders’ Representative shall furnish, at its own expense, to the Independent Accountant and substantially simultaneously to the other a written statement of its position with respect to each Unresolved Matter. Within five (5) Business Days after the expiration of such ten (10) day period, each of Parent and the Unitholders’ Representative may deliver to the Independent Accountant its response to the other’s position on each Unresolved Matter; provided, that it delivers a copy thereof substantially simultaneously to the other. With each submission, each of Parent and the Unitholders’ Representative may also furnish to the Independent Accountant such other information and documents as it deems relevant or such information and documents as may be requested by the Independent Accountant; provided, that it delivers a copy thereof substantially simultaneously to the other. The Independent Accountant may, at its discretion, conduct one or more conferences (whether in person or by teleconference) concerning the disagreement and each of Parent and the Unitholders’ Representative shall have the right to present additional documents, materials and other information and to have present its Representatives at such conferences.

(d) The Independent Accountant shall be directed to promptly, and in any event within thirty (30) days after its appointment pursuant to Section 3.7(c), render its decision on the Unresolved Matters (and not on any other matter or calculation set forth in the Closing

Statement). The Independent Accountant’s determination as to each Unresolved Matter shall be set forth in a written statement delivered to each of Parent and the Unitholders’ Representative, which shall include the Independent Accountant’s (i) determination as to the calculation of each of the Unresolved Matters and (ii) the corresponding corrective calculations set forth in the Closing Statement that are derived from its determination as to the calculation of each of the Unresolved Matters, all of which shall be conclusive, final and binding on all parties absent manifest error. In resolving any Unresolved Matter, the Independent Accountant may not assign a value to such item greater than the greatest value for such item claimed by Parent in the Closing Statement or by the Unitholders’ Representative in the Dispute Notice or less than the lowest value for such item claimed by Parent in the Closing Statement or by the Unitholders’ Representative in the Dispute Notice. The Independent Accountant shall also determine the proportion of its fees and expenses to be paid by each of Parent and the Unitholders’ Representative based on the degree (as determined by the Independent Accountant) to which the Independent Accountant has accepted the positions of Parent and the Unitholders’ Representative. For the avoidance of doubt, the Independent Accountant’s fees and expenses payable by Parent (if any) shall be paid to the Independent Accountant directly by Parent, and the Independent Accountant’s fees and expenses payable by the Unitholders’ Representative (if any) shall only be paid from the funds in the Unitholders’ Representative Escrow Account pursuant to Section 3.11 and in accordance with the Unitholders’ Representative Escrow Agreement. To the extent the funds then held in the Unitholders’ Representative Escrow Account are insufficient to cover all of the Independent Accountant’s fees and expenses payable by the Unitholders’ Representative, the Unitholders’ Representative shall pay such fees and expenses within ten (10) Business Days following written demand from such Independent Accountant (it being understood and agreed that Seller and the Unitholders shall each, severally and not jointly, promptly pay the Unitholders’ Representative their respective Pro Rata Portion of such fees in accordance with Section 3.12).

(e) For purposes of this Agreement, the “Final Closing Statement” shall be (i) in the event that no Dispute Notice is delivered by the Unitholders’ Representative to Parent prior to the expiration of the Review Period, the Closing Statement delivered by Parent to the Unitholders’ Representative pursuant to Section 3.7(b), (ii) in the event that a Dispute Notice is delivered by the Unitholders’ Representative to Parent prior to the expiration of the Review Period, the Closing Statement delivered by Parent to the Unitholders’ Representative pursuant to Section 3.7(b), as adjusted pursuant to the agreement of Parent and the Unitholders’ Representative in writing, or (iii) in the event that a Dispute Notice is delivered by the Unitholders’ Representative to Parent prior to the expiration of the Review Period and Parent and the Unitholders’ Representative are unable to agree on all matters set forth in such Dispute Notice, the Closing Statement delivered by Parent to the Unitholders’ Representative pursuant to Section 3.7(b), as adjusted by the Independent Account to be consistent with (A) the Resolved Matters and (B) the Independent Accountant’s determination as to the calculation of the Unresolved Matters in accordance with Sections 3.7(c) and 3.7(d).

(f) Payment of the Additional Transaction Consideration.

(i) If the Final Transaction Consideration exceeds the Estimated Transaction Consideration, then within two (2) Business Days after the final determination of the Final Closing Statement, Parent shall deposit, in immediately available funds, with the Escrow

Agent in the Working Capital Escrow Account an amount in cash equal to the lesser of (x) the full amount by which the Final Transaction Consideration exceeds the Estimated Transaction Consideration and (y) the Working Capital Escrow Amount, and immediately thereafter, Parent and the Unitholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Working Capital Escrow Account by wire transfer of immediately available funds in accordance with the Working Capital Escrow Agreement all proceeds then in the Working Capital Escrow Account, after giving effect to the last sentence of Section 3.7(b), to the Unitholders and Seller, in each case as set forth in Section 3.7(f)(iii).

(ii) If (x) the Estimated Transaction Consideration exceeds the Final Transaction Consideration or (y) the Final Transaction Consideration equals the Estimated Transaction Consideration, then within two (2) Business Days after the final determination of the Final Closing Statement, Parent and the Unitholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Working Capital Escrow Account by wire transfer of immediately available funds in accordance with the Working Capital Escrow Agreement (A) the full amount by which the Estimated Transaction Consideration exceeds the Final Transaction Consideration to Parent and (B) the funds remaining in the Working Capital Escrow Account, after giving effect to the last sentence of Section 3.7(b) and clause (A) of this Section 3.7(f)(ii) (if any) to the Unitholders and Seller, as set forth in Section 3.7(f)(iii). In the event that the full amount by which the Estimated Transaction Consideration exceeds the Final Transaction Consideration is greater than the funds then held in the Working Capital Escrow Account, Parent shall have no recourse against the Unitholders’ Representative, the Unitholders, Seller or any other Person.

(iii) All distributions of funds to Seller and the Unitholders after the distribution of the Merger 2 Consideration, including the distribution of funds from the Working Capital Escrow Account and the Unitholders’ Representative Escrow Account as contemplated in, and subject to the circumstances set forth in this Agreement, including the last sentence of Section 3.7(b), Section 3.7(f)(i), Section 3.7(f)(ii) and Section 3.13, as applicable, shall be made as follows:

(A) to the Unitholders’ Representative Escrow Account, solely to the extent directed by the Unitholders’ Representative pursuant to Section 3.11(b); and

(B) only after giving full effect to clause (A) of this Section 3.7(f)(iii), to (x) each Unitholder that holds any Units (other than Specified Units) immediately prior to the Merger 1 Effective Time, an amount equal to the Additional Transaction Consideration (if any) that is allocable to such Unitholder in respect of the Units (excluding the Specified Units) that it holds immediately prior to the Merger 1 Effective Time (which allocable amount shall be set forth on the Final Closing Statement) and (y) Seller, an amount equal to the Additional Transaction Consideration (if any) that is allocable to the General Partner in respect of the Units that it holds immediately prior to the Merger 1 Effective Time (which allocable amount shall be set forth on the Final Closing Statement).

For the avoidance of doubt, each Unitholder (including the General Partner) shall be allocated an amount of the Additional Transaction Consideration in respect of the Units held by such Unitholder immediately prior to the Merger 1 Effective Time (with Seller being entitled pursuant to 3.1 to receive payment of the amount of the Additional Transaction Consideration allocated to the General Partner as consideration for the Purchase) (it being understood that the Additional Transaction Consideration allocated to each such individual Unitholder (including the General Partner) shall be (i) the aggregate amount that would be allocated to such Unitholder if all of the assets and liabilities of the Partnership were sold in an all-cash transaction for the Final Transaction Consideration and all of the cash proceeds of such sale were distributed to the Unitholders (taking into account each class, series, tranche or type within a class, series or tranche of the Units and the vesting requirements, Threshold Equity Value (as defined in the Partnership Agreement) and Class D Threshold Equity Value (as defined in the Partnership Agreement), as applicable, with respect to such Units) pursuant to Section 8.1(b) of the Partnership Agreement, giving effect to Sections 8.1(c), 8.1(d) and 8.1(e) of the Partnership Agreement, but, for the avoidance of doubt, not treating any portion of such distribution as an Excess Free Cash Flow Distribution (as defined in the Partnership Agreement), minus (ii) the aggregate Estimated Transaction Consideration allocated to such Unitholder pursuant to Section 3.3(a) in respect of the Units of such Unitholder and all other amounts previously distributed to such Unitholder (or, in the case of the General Partner, Seller) pursuant to the last sentence of Section 3.7(b), Section 3.7(f) and/or Section 3.13 in respect of the Units of such Unitholder.

(g) All payments pursuant to this Section 3.7 shall be treated as an adjustment to the Final Transaction Consideration for all foreign, federal, state and local income Tax purposes.

(h) The parties agree that the Unitholders’ Representative and its Affiliates may engage Ernst & Young LLP and its Affiliates to advise or represent them in connection with the determination of any Additional Transaction Consideration and the matters addressed by this Section 3.7. Each party shall (and shall cause its controlling Affiliates to) enter into such waivers, indemnities and other agreements as Ernst & Young LLP and/or its Affiliates shall reasonably require to permit Ernst & Young LLP and its Affiliates to provide such advice or representation.

3.8 Withholding Taxes. Notwithstanding anything to the contrary contained in this Agreement, the Partnership, Parent, Sunbeam Primary and the Surviving Corporation shall be entitled to deduct and withhold from any payment payable pursuant to this Article III such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Authority; provided, that prior to making any such deduction or withholding, the applicable withholding entity shall provide notice to the recipient of the amounts subject to withholding and a reasonable opportunity for such recipient to provide forms or other evidence that would exempt such amounts from withholding tax. The withheld amounts shall be paid over to the appropriate Tax Authority and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.9 Unitholders’ Representative; Power of Attorney.

(a) At the Merger 1 Effective Time and without further act of the General Partner, the Partnership, Seller or any Unitholder, the Unitholders’ Representative shall be appointed as agent and attorney in fact for Seller and each Unitholder, for and on behalf of Seller and the Unitholders, to give and receive notices and communications and to take any and all action on behalf of Seller and the Unitholders pursuant to this Agreement and in connection with the Escrow Accounts and in connection with the determination of the Final Transaction Consideration and releases (if any) to Seller and the Unitholders from any of the Escrow Accounts in connection with this Agreement. The Person acting as Unitholders’ Representative may be changed from time to time by approval of the direct and indirect holders of a majority of the outstanding Class A Units immediately prior to the Closing upon not less than fifteen (15) calendar days’ prior written notice to Parent and the current Unitholders’ Representative. Any vacancy in the position of Unitholders’ Representative may be filled by approval of the direct and indirect holders of a majority of the outstanding Class A Units immediately prior to the Closing. No bond shall be required of the Unitholders’ Representative, and the Unitholders’ Representative shall not receive compensation for its, his or her services; provided, that the Unitholders’ Representative shall be entitled to reimbursement of expenses pursuant to Section 3.11. Notices or communications to or from the Unitholders’ Representative shall constitute notice to or from Seller and each of the Unitholders, as applicable.

(b) None of the Unitholders’ Representative or any of its Affiliates, partners, members, officers, directors, employees, agents or Representatives shall be liable for any act done or omitted hereunder as or by the Unitholders’ Representative except for its own Willful Breach of the obligations hereunder as may be determined by a final, non-appealable order of a court of competent jurisdiction.

3.10 Actions of the Unitholders’ Representative. A decision, act, consent or instruction of the Unitholders’ Representative (acting in its capacity as the Unitholders’ Representative) shall constitute a decision of Seller and all the Unitholders and shall be conclusive, final and binding upon Seller and each such Unitholder, and Parent may rely upon any such decision, act, consent or instruction of the Unitholders’ Representative as being the decision, act, consent or instruction of Seller and each such Unitholder. Each of the Parent Parties and the Surviving Corporation is hereby relieved from any liability to any Person for any acts done by any Parent Party or the Surviving Corporation in accordance with such decision, act, consent or instruction of the Unitholders’ Representative.

3.11 Unitholders’ Representative Expenses Consideration.

(a) All fees, costs and expenses incurred by the Unitholders’ Representative pursuant to this Agreement, including any fees, costs and expenses of the Independent Accountant pursuant to Section 3.7(d), or of any agent or advisor in fulfilling the duties of the Unitholders’ Representative as agent for Seller and the Unitholders shall, at the sole option of the Unitholders’ Representative, be paid from the Unitholders’ Representative Escrow Account. At its discretion, at any time the Unitholders’ Representative shall have the ability to solely instruct the Escrow Agent to release any amount of the Unitholders’ Representative Escrow Amount from the Unitholders’ Representative Escrow Account.

(b) Notwithstanding anything in this Agreement to the contrary, if any payments are due to the Unitholders’ Representative, Seller or the Unitholders pursuant to the release of any funds from any Escrow Account, the Unitholders’ Representative shall have the option to direct any or all of such payments to the Unitholders’ Representative Escrow Account prior to any release to Seller and/or any of the Unitholders; provided, that the amount of funds in the Unitholders’ Representative Escrow Account shall not exceed the Unitholders’ Representative Escrow Amount.

3.12 Limitation on Liability of the Unitholders’ Representative.

(a) The Unitholders’ Representative shall incur no liability to Seller or any of the Unitholders with respect to any action taken, omitted to be taken, or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other documents believed by it to be genuinely and duly authorized, nor for any other action or inaction except its own Willful Breach as may be determined in a final, non-appealable order of a court of competent jurisdiction. The Unitholders’ Representative may, in all questions arising under this Agreement, or any other agreement (including the Escrow Agreements) in connection with this Agreement, rely on the advice of counsel, accountants and other advisors, and the Unitholders’ Representative shall not be liable to Seller and/or any of the Unitholders for anything done, omitted or suffered in good faith by the Unitholders’ Representative based on such advice. The Unitholders’ Representative is authorized by Seller and each of the Unitholders to incur expenses on behalf of Seller and the Unitholders in acting hereunder. If the Unitholders’ Representative shall incur any Liability, loss, cost or expense in connection with acting as such that is not satisfied in full pursuant to a distribution or payment from an Escrow Account, Seller and each of the Unitholders will, on the written request of the Unitholders’ Representative, reimburse the Unitholders’ Representative for its Pro Rata Portion of such Liability, loss, cost or expense. Without limiting the generality of the foregoing, the Unitholders’ Representative is authorized to deduct (or to cause to be deducted) from any payment or release due to Seller or any of the Unitholders from any Escrow Account pursuant to this Agreement the amount of such reimbursement. The parties hereto understand and agree that the Unitholders’ Representative, its Affiliates, partners, members, officers, directors, employees, agents and Representatives are acting solely on behalf of and as agents for Seller and the Unitholders and not in their personal capacity, and in no event shall the Unitholders’ Representative, or any of its past, present and future Affiliates, partners, members, stockholders, officers, directors, employees, agents, Representatives, successors, predecessors, assigns and controlling persons, and any past, present and future Affiliates, partners, members, stockholders, officers, directors, employees, agents, Representatives, successors, predecessors, assigns and controlling persons of any of the foregoing be liable to Seller or any of the Unitholders hereunder or under the Escrow Agreements. The term “Pro Rata Portion” means, with respect to Seller or a given Unitholder and a given amount (such given amount, the “Divisible Share”), (i) a fraction, the numerator of which is the amount of Final Transaction Consideration actually distributed to such Person and the denominator of which is the Final Transaction Consideration, multiplied by (ii) the Divisible Share.

(b) Each Unitholder and Seller agrees to indemnify the Unitholders’ Representative and its Affiliates, partners, members, officers, directors, employees, agents and Representatives for its respective Pro Rata Portion of any and all Liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including the reasonable fees and expenses of any legal counsel retained by the Unitholders’ Representative) or disbursements of any kind or nature whatsoever which may at any time be imposed on, or incurred by, or asserted against the Unitholders’ Representative or any of its Affiliates, partners, members, officers, directors, employees, agents or Representatives in any way relating to or arising out of or in connection with the acceptance or administration of the Unitholders’ Representative’s duties hereunder or under the Escrow Agreements or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or the enforcement of any of the terms hereof or thereof; provided, however, that no Unitholder or Seller shall be liable for any of the foregoing to the extent they arise from the Unitholders’ Representative’s Willful Breach as may be determined in a final, non-appealable order of a court of competent jurisdiction. The Unitholders’ Representative shall be fully justified in refusing to take or to continue to take any action hereunder unless it shall first be fully indemnified to its reasonable satisfaction by the Unitholders and Seller (based on their respective Pro Rata Portions) against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.

(c) All obligations of the Unitholders’ Representative under this Agreement shall terminate upon the final distribution of the funds in all of the remaining Escrow Accounts.

3.13 Release of Unitholders’ Representative Escrow Amount. The escrow period for the Unitholders’ Representative Escrow Account shall terminate as may be determined by the Unitholders’ Representative. The remaining funds in the Unitholders’ Representative Escrow Account shall then be released as set forth in Section 3.7(f)(iii).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

Except as set forth in the disclosure schedule delivered by the Partnership to Parent prior to the execution of this Agreement (the “Partnership Disclosure Schedule”), the Partnership hereby represents and warrants to the Parent Parties that:

4.1 Organization, Standing and Power.

(a) The Partnership is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite partnership power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Partnership is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification required by Law, except where the failure to be so licensed, qualified or in good standing would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Each of the Partnership’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate, limited liability company, or partnership, as applicable, power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted, except, with respect to the Subsidiaries other than Sunbeam Primary Holdings, Inc., Sunbeam Intermediate Holdings, Inc. and Sheridan Holdings, Inc., where the failure to be so organized, existing and in good standing would not, individually or in the aggregate, have a Partnership Material Adverse Effect. Each of the Partnership’s Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification required by Law, except where the failure to be so licensed, qualified or in good standing would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) The Partnership has made available to Parent complete and correct copies of the certificate of limited partnership of the Partnership, the Partnership Agreement and the Unitholders’ Agreement, each as amended to the date of this Agreement, and the Partnership is not in violation of any of the provisions contained in such documents in any material respect.

(d) The Partnership has provided to Parent the opportunity to review on its premises, prior to the date hereof, complete and correct copies of the organizational documents of the Partnership’s Subsidiaries, each as amended to the date of this Agreement, and no Subsidiary of the Partnership is in violation of any of its organizational documents in any material respect.

4.2 Authorization. Each of the Partnership and Sunbeam Primary has all necessary power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Partnership or Sunbeam Primary, as the case may be, in connection with the transactions contemplated by this Agreement (the “Partnership Documents”) and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Partnership and Sunbeam Primary of this Agreement and the Partnership Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite action of the Partnership and Sunbeam Primary. This Agreement has been, and each of the Partnership Documents to which it is a party will be at or prior to Closing, duly executed and delivered by the Partnership and Sunbeam Primary and, assuming due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes and each Partnership Document to which it is a party when so executed and delivered will constitute, a legal, valid and binding obligation of the Partnership and Sunbeam Primary, enforceable against the Partnership and Sunbeam Primary in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exception”).

4.3 Noncontravention.

(a) Neither the execution and delivery of this Agreement or the Partnership Documents by the Partnership nor the consummation by the Partnership of the transactions contemplated hereby or thereby, nor compliance by the Partnership with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the certificate of limited partnership of the Partnership, the Partnership Agreement or the Unitholders Agreement or (ii) (A) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, violate any Law or Order applicable to the Partnership or any of the Partnership’s Subsidiaries, (B) with or without notice, lapse of time or both, conflict with, violate or constitute a default under, give rise to a right of termination, modification or cancellation under, require a consent or waiver under, require the payment of any penalty or increased liabilities or fees or the loss of a benefit under, or accelerate the obligations under, the terms, conditions or provisions of any Material Contract, material Permit or Real Property Lease, or (C) result in the creation of any Lien (other than any Permitted Lien) on any properties, rights or assets of the Partnership or any of the Partnership’s Subsidiaries, except, in the case of clause (ii), for such conflicts, violations, defaults, rights, consents, waivers, penalties, liabilities, fees, losses, accelerations and Liens as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Approval by (i) the holders of a majority of the outstanding Class A Units and (ii) the Partnership in its capacity as the sole stockholder of Sunbeam Primary (the approval in this clause (ii), the “Sunbeam Primary Stockholder Approval”), are the only approvals or votes of the holders of any class or series of capital stock or equity interests of the Partnership or any of its Subsidiaries which is necessary to adopt and approve this Agreement and the Partnership Documents and approve Merger 1, Merger 2 and the other transactions contemplated hereby and thereby.

4.4 Governmental Approvals. Except for (a) filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DRULPA, (b) filings required under, and compliance with other applicable requirements of, the HSR Act, and (c) the approval of CIMA, no consents, waivers, waiting period termination or expiration, Order, Permit or authorization of, declaration or filing with, notification to, any approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement or any Partnership Document by the Partnership and the consummation by the Partnership of the transactions contemplated hereby and thereby, other than such other consents, authorizations, approvals, filings, declarations or registrations that, if not obtained, made or given, would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

4.5 Capitalization.

(a) As of the date hereof, there are 409,317.994911395 Class A Units issued and outstanding, 7,245.22 Class A-1 Units issued and outstanding, 86,391.3155573059 Class B Units issued and outstanding and 38,475 Class D Units issued and outstanding. All of such issued and outstanding Units were duly authorized, validly issued, fully paid, nonassessable and were issued free of and without violating any preemptive rights or similar rights. There are no outstanding (i) securities convertible into or exchangeable for equity interests of the Partnership, (ii) options, warrants, calls or other rights to purchase or subscribe for equity interests of the Partnership or (iii) Contracts of any kind to which the Partnership or its Subsidiaries is subject or bound requiring the issuance after the date hereof of any equity interests of the Partnership, any security convertible or exchangeable into equity interests of the Partnership or any options, warrants, calls or rights to purchase equity interests of the Partnership.

(b) As of the date hereof, a list of all Unitholders together with the number and class of Units held by each Unitholder is set forth on Section 4.5(b) of the Partnership Disclosure Schedule. As of the date hereof, there are no accrued and unpaid dividends or distributions payable with respect to Units. Other than as set forth in the Partnership Agreement and the Fifth Amended and Restated Unitholders’ Agreement of the Partnership, dated as of November 14, 2013 (the “Unitholders’ Agreement”), neither the Partnership nor any of its Subsidiaries is a party to, or otherwise subject to, any voting trust, proxy or other Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition of the Units or of the outstanding capital stock or other ownership interests of the Subsidiaries of the Partnership.

(c) Section 4.5(c) of the Partnership Disclosure Schedule sets forth a complete list of each Subsidiary of the Partnership and the issued and outstanding capital stock or other ownership interests, as the case may be, of each such Subsidiary and the Affiliated owners thereof. All issued and outstanding shares of capital stock or other ownership interests of each of the Subsidiaries of the Partnership are duly authorized, validly issued, fully paid, nonassessable, were issued free of and without violating any preemptive or similar rights, and are held of record and owned beneficially by the Persons indicated in Section 4.5(c) of the Partnership Disclosure Schedule, free and clear of any Liens (other than Permitted Liens). There are no outstanding (i) securities convertible into or exchangeable for capital stock or other ownership interests of the any of the Subsidiaries of the Partnership, (ii) options, warrants, calls or other rights to purchase or subscribe for capital stock or other ownership interests of any of the Subsidiaries of the Partnership or (iii) Contracts of any kind by which any of the Partnership or its Subsidiaries is subject or bound requiring the issuance after the date hereof of any capital stock or any other ownership interests of any of the Subsidiaries of the Partnership, any security convertible or exchangeable into such ownership interests or any options, warrants, calls or rights to purchase such ownership interests. Neither the Partnership nor any of its Subsidiaries, directly or indirectly, owns, or holds any rights to acquire (either itself or by a nominee), any capital stock or any other securities in any other Person other than securities that constitute cash or cash equivalents.

4.6 Financial Statements and Controls.

(a) The Partnership has made available to Parent true and complete copies of the Group Financial Statements. The Group Financial Statements have been prepared in accordance with GAAP consistently applied (except as noted therein) during the periods involved and fairly present, in all material respects, the consolidated financial position and the results of operations and cash flows and statements of equity of the Partnership and its consolidated Subsidiaries as at and for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments and the absence of certain footnotes).

(b) The Partnership has established and maintains in all material respects a system of internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of the Partnership’s financial reporting and the preparation of the Partnership’s and its Subsidiaries’ financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Partnership and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Partnership and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Partnership and its Subsidiaries and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Partnership and its Subsidiaries that could have a material effect on the financial statements.

4.7 No Undisclosed Liabilities.

(a) Neither the Partnership nor any of its Subsidiaries has any Liabilities of any kind that would be required to be reflected in, reserved against or otherwise described on the consolidated balance sheet of the Partnership and its Subsidiaries prepared in accordance with GAAP or the notes thereto, except liabilities (i) that are accrued or reserved against on the audited balance sheet of the Partnership and its consolidated Subsidiaries as of December 31, 2013 (the “Balance Sheet Date”) included in the Group Financial Statements or in the notes thereto, (ii) incurred since the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise in connection with the transactions contemplated hereby or (iv) that, individually or in the aggregate, have not had a Partnership Material Adverse Effect.

(b) Neither the Partnership nor any of its Subsidiaries is a party to, or has any commitment to become a party to (i) any material “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC); or (ii) any material hedging or derivatives Contract.

4.8 Absence of Certain Changes.

(a) Since the Balance Sheet Date, (i) through the date hereof, except for the transactions contemplated hereby, the business of the Partnership and the Partnership’s Subsidiaries has been conducted in all material respects, in the ordinary course of business and (ii) there has not been any event, change, occurrence or effect that has had, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Without limiting the generality of the foregoing since the Balance Sheet Date through the date hereof, neither the Partnership nor any Subsidiary (i) has sold, transferred or otherwise disposed of any of its material properties or assets or any interest therein, except sales and licenses in the ordinary course of business or the disposal of obsolete or worthless assets, (ii) has purchased or redeemed any shares of capital stock or other equity interests, or made or declared any dividend or distribution with respect to any capital stock or equity security, other than repurchases from any Partnership Employee or former employee, manager, director or individual consultant of the Partnership or its Subsidiaries in connection with or following the termination of their employment or service, (iii) has changed its methods of keeping of its books of account or accounting practices, except as required by GAAP, (iv) has taken any of the actions (A) that it would be prohibited by clauses (iii), (iv), (ix), (xii) or (xviii) of Section 7.2(b) and (B) in respect of any of the Company’s executive officers, that it would be prohibited by clause (xi) of Section 7.2(b), in each case from taking after the date hereof and prior to the Closing, or (v) has agreed or committed to do any of the foregoing.

4.9 Compliance with Law.

(a) Each of the Partnership and its Subsidiaries is and has since January 1, 2011 been in compliance with all Laws, including Healthcare Laws, applicable to the Partnership and its Subsidiaries, respectively, except for such noncompliance as would not, individually or in the aggregate, have a Partnership Material Adverse Effect.

(b) Each of the Partnership and its Subsidiaries, respectively, possess, and is in compliance with, all Permits that are required or necessary for the Partnership and its Subsidiaries to operate their respective businesses as presently conducted and as proposed to be conducted, except where such noncompliance would not, individually or in the aggregate, have a Partnership Material Adverse Effect. Except as has not had, individually or in the aggregate, a Partnership Material Adverse Effect, each Permit has been lawfully and validly issued and is in full force and effect, and no modification, termination, suspension or cancellation of any Permit is pending or, to the Partnership’s Knowledge, threatened. Neither the Partnership nor any of its Subsidiaries is in violation of, or has received any written notice, claim or assertion of a violation of any of the terms or conditions of any Permit, except where such noncompliance would not, individually or in the aggregate, have a Partnership Material Adverse Effect.

(c) Neither the Partnership nor any of its Subsidiaries has since January 1, 2011 received any subpoena, civil investigative demand, demand letter, audit, survey or any other written notice of any alleged violation of, or any citation for noncompliance with, any Law, including, without limitation, Healthcare Laws, except where an adverse determination of such action would not, individually or in the aggregate, have a Partnership Material Adverse Effect.

(d) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, neither the Partnership nor its Subsidiaries nor, to the Knowledge of the Partnership, any of the owners, managers, officers, directors, employees or contractors of the Partnership or any of its Subsidiaries have been since January 1, 2011 through the date hereof: (i) convicted of, charged with or, to the Knowledge of the Partnership, investigated by a Governmental Authority for any violation of any Laws or other misconduct related to any Governmental Program, (ii) convicted of, charged with or, to the Knowledge of the Partnership, investigated by a Governmental Authority for a violation of any Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances related to the business or operations of the Partnership or any of its Subsidiaries, (iii) excluded, suspended or debarred from, or otherwise ineligible to participate in, any Government Program, nor, to the Knowledge of the Partnership, is any such exclusion, suspension or bar pending or threatened, or (iv) subject to any Order with respect to the business or operations of the Partnership or any of its Subsidiaries.

(e) To the Knowledge of the Partnership and except where such noncompliance would not, individually or in the aggregate, have a Partnership Material Adverse Effect, each of the Persons performing healthcare professional services on behalf of the Partnership or its Subsidiaries, whether as an employee or independent contractor (collectively “Healthcare Professionals”): (i) currently holds, in good standing, all Permits required by any applicable Law or Governmental Authority to perform the services in the States that such Healthcare Professional is practicing or performing professional services on behalf of the Partnership or any of its Subsidiaries; and (ii) to the extent required, has been granted and continues to hold requisite staff privileges at, and is currently, and has at all times for the prior three (3) years been in good standing with, each of the hospitals and other healthcare facilities at or for which such Healthcare Professional performs medical services on behalf of the Partnership or its Subsidiaries. To the Knowledge of the Partnership, each Healthcare Professional is in compliance with the terms and conditions of such Permits, except where such noncompliance would not, individually or in the aggregate, have a Partnership Material Adverse Effect. To the Knowledge of the Partnership, as of the date hereof, neither the Partnership nor any of its Subsidiaries has received written notice that any Healthcare Professional is under investigation by, or is not in good standing with, any Government Program or Governmental Authority, except where an unfavorable decision, ruling or finding of any such investigation would not, individually or in the aggregate, have a Partnership Material Adverse Effect. With respect to Healthcare Professionals engaged on an independent contractor basis, the Partnership or its Subsidiary insures, and maintains a certificate of insurance from each Healthcare Professional evidencing, that such Healthcare Professionals have in place malpractice insurance, except where such failure to maintain such insurance would not, individually or in the aggregate, have a Partnership Material Adverse Effect.

(f) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) the Partnership and its Subsidiaries are each qualified for participation with, or currently participates with, all Government Programs and Private Programs from which such entity seeks or receives reimbursement for items or services, (ii) the billing practices of the Partnership and its Subsidiaries to all customers, private individuals or patients, Government Programs and Private Programs have been since January 1, 2011, and are, in material compliance with applicable Healthcare Laws, the Health Care Common Procedure Coding System (HCPCS) code set, and rules of applicable Government Programs, and (iii) neither the Partnership nor any of its Subsidiaries has (a) billed, received or failed, whether on its behalf or on behalf of another Person, to return any material payment or reimbursement in excess of amounts allowed by applicable Healthcare Laws, or (b) any material outstanding overpayments, refunds or Liability due to any Government Program or Governmental Authority. Except to the extent qualifying as ordinary course and except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, there are no pending appeals, adjustments, investigations, inquires, challenges, Actions or notices of intent to audit or investigate by any Governmental Authority with respect to claims, reports or other submissions by the Partnership or any of its Subsidiaries.

(g) Neither the Partnership, nor any of its Subsidiaries has made since January 1, 2011, or is in the process of making, any voluntary self-disclosure to any Government Program or Governmental Authority, including without limitation any voluntary self-disclosures to the Centers for Medicare & Medicaid Services pursuant to the Medicare self-referral disclosure protocol or to the Office of the Inspector General pursuant to its self-disclosure protocol, or to any United States Attorney. To the Knowledge of the Partnership, none of the Partnership, its Subsidiaries or any of its Healthcare Professionals are mentioned in any voluntary self-disclosure made to any Governmental Authority by any Healthcare Facility or other Person.

(h) Neither the Partnership nor any of its Subsidiaries is a party to, or bound by, any Order, corporate integrity agreement, deferred prosecution agreement, settlement agreement or other written agreement with any Governmental Authority concerning compliance with Healthcare Laws that, individually or in the aggregate, have a Partnership Material Adverse Effect.

4.10 Litigation. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Partnership, threatened against the Partnership or any of its Subsidiaries, or against any of their respective officers or directors acting in such capacity involving claims in excess of $1,000,000 individually over the amount covered by the Insurance Policies and/or third party indemnification obligations. Neither the Partnership nor any of its Subsidiaries is subject to any Order that, individually or in the aggregate, restricts in any material respect the ability of the Partnership or its Subsidiaries to conduct its business in the ordinary course of business consistent with past practice.

4.11 Taxes. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect:

(a) all Tax Returns required to be filed by or on behalf of the Partnership and each of its Subsidiaries have been duly and timely filed with the appropriate Tax Authority (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns were correct and complete in all material respects when filed, all Taxes have been fully and timely paid, except for any Tax reflected in accordance with GAAP as a reserve of Taxes in the Group Financial Statements, and the aggregate unpaid Taxes of the Partnership and its Subsidiaries did not, as of the date of the Group Financial Statements, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Group Financial Statements;

(b) all deficiencies asserted or assessments made, as a result of any examinations by any Tax Authority of Tax Returns of or covering the Partnership or its Subsidiaries, have been fully paid or are being contested in good faith and adequate reserves have been established on the applicable Group Financial Statements in connection therewith, and no other audits or investigations by any Tax Authority relating to any Tax Returns of or covering the Partnership or its Subsidiaries are in progress or, to the Knowledge of the Partnership, threatened;

(c) no claim has been made during the past three (3) years in writing by any Governmental Authority in a jurisdiction where the Partnership or its Subsidiaries do not file Tax Returns that any of them may be subject to Tax in that jurisdiction.

(d) each of the Partnership and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party;

(e) none of the Partnership or any of its Subsidiaries has any liability for the Taxes of any other Person (other than the Subsidiaries) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or by contract or otherwise (except for contracts entered into in the ordinary course of business that do not primarily relate to Taxes).

(f) none of the Partnership or any of its Subsidiaries will be required to include any item of taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or any portion thereof) ending after the date hereof as a result of (i) any installment sale or open transaction disposition made by the Partnership or any of its Subsidiaries on or prior to the Closing, (ii) any prepaid amount received by the Partnership or any of its Subsidiaries on or prior to the Closing, (iii) any election under Code section 108(i) (or any corresponding or similar provision of state, local or foreign Tax law) made by the Partnership or any of its Subsidiaries prior to Closing or (iv) any change in method of accounting for a taxable period ending on or prior to the Closing made by the Partnership or any of its Subsidiaries;

(g) there are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes against the Partnership or any of its Subsidiaries;

(h) there are no liens for Taxes upon the assets of the Partnership or any of its Subsidiaries, except for liens for Taxes not yet due and payable;

(i) none of the Partnership or any of its Subsidiaries is a party to or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement (other than commercial Contracts entered into in the ordinary course of business that do not relate primarily to Taxes);

(j) none of the Partnership or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed to another Person, in a transaction that was purported or intended to be governed in whole or in part by Code sections 355 or 361(c) within the past two (2) years;

(k) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign law) has been entered into by or with respect to the Partnership or any of its Subsidiaries, none of the Partnership or any of its Subsidiaries has requested or received a ruling from any Governmental Authority, and none of the Partnership or any of its Subsidiaries is a beneficiary of any Tax incentive, Tax rebate or similar arrangement or agreement with any Governmental Authority;

(l) neither the Partnership nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011- 4(b)(2); and

(m) other than with respect to a Threshold Cash Increase, if any, (i) neither the Partnership nor any of its Subsidiaries has taken or agreed to take any action or failed to take any action, and (ii) to the Knowledge of the Partnership, no other person has taken or failed to take any action which could reasonably be expected to prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

This Section 4.11 represents the sole and exclusive representation and warranty of the Partnership regarding tax matters.

4.12 Employee Benefit Plans.

(a) Section 4.12(a) of the Partnership Disclosure Schedule lists each material Benefit Plan. For purposes of this Agreement, “Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA and each other employee benefit plan, program, arrangement or agreement, including any of which that provide pension, profit-sharing, deferred compensation, savings, retirement, employment, consulting, severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, vision, life, disability or material fringe benefits, in each case, sponsored, maintained or contributed to or required to be contributed to by the Partnership or its Subsidiaries for the benefit of any current or former employee, individual independent contractor, individual consultant, officer or director (and/or their dependents or beneficiaries) of the Partnership or its Subsidiaries.

(b) The Partnership has made available to Parent with respect to each Benefit Plan, a true, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof, including all amendments thereto and all administration agreements, insurance policies, and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description, summary of material modifications and any other written communication by the Partnership to any participants or employees with regard to the Benefit Plans concerning the extent of the benefits provided under a Benefit Plan; (iv) the most recent, as of the date hereof, (A) Form 5500 and attached schedules, and (B) audited financial statements; (vi) all actuarial reports (if any) regarding the Benefit Plans; (vii) all correspondence with the IRS, Department of Labor and the Pension Benefit Guaranty Corporation regarding any Benefit Plan; and (viii) the most recent, as of the date hereof, discrimination test for each Benefit Plan (if any).

(c) No Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, (ii) a plan that is subject to Title IV of ERISA, Section 302 or 303 of ERISA or Section 412 or 436 of the Code, (iii) a multiple employer plan as defined in Section 413(c) of the Code or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither the Partnership nor any ERISA Affiliate of the Partnership has maintained, contributed to, or been required to contribute to any Benefit Plan described in clauses (i), (ii), (iii) or (iv) above within the last three (3) years. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, neither the Partnership nor any ERISA Affiliate has incurred or would reasonably be expected to incur any liability under Title IV of ERISA related to the termination of or withdrawal from any pension plan.

(d) Each Benefit Plan has been established and administered, in all material respects, in compliance with its terms and with the applicable provisions of ERISA, the Code and all other applicable Laws. With respect to each Benefit Plan, (i) each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter, or is entitled to rely on a favorable opinion letter, from the IRS, and, to the Knowledge of the Partnership, there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification; and (ii) other than routine claims for benefits, there are no pending or, to the Knowledge of the Partnership, threatened claims, Liens, lawsuits or complaints with respect to any Benefit Plan, except, in the case of the immediately preceding clauses (i) and (ii), as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another related event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former employee, manager, director or individual consultant of the Partnership; (ii) increase any benefits otherwise payable under any Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) result in the payment of any amount that, individually or in combination with any other such payment, would constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(f) Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) is in material compliance with Section 409A of the Code, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Benefit Plan, and no employee of the Partnership is entitled to any gross-up or otherwise entitled to indemnification by the Partnership or any ERISA Affiliate for any violation of Section 409A of the Code.

(g) No Benefit Plan is maintained outside the jurisdiction of the United States.

(h) None of the Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.

(i) No examination, voluntary correction proceeding or audit of any Benefit Plan by any Governmental Authority is currently in progress or, to the Knowledge of the Partnership, threatened. The Partnership is not a party to any agreement or understanding with the Pension Benefit Guaranty Corporation, the IRS or the Department of Labor.

(j) This Section 4.12 and Sections 4.6, 4.7, 4.8 and 4.9 represent the sole and exclusive representations and warranties of the Partnership regarding employee benefits matters.

4.13 Environmental Matters. The Partnership and each of its Subsidiaries is in compliance with all and has not, since January 1, 2011, violated any applicable Environmental Laws and Environmental Permits, except for noncompliance that, individually or in the aggregate, has not had a Partnership Material Adverse Effect. There are no claims or proceedings pending or, to the Knowledge of the Partnership, threatened against the Partnership or its Subsidiaries alleging the violation of or noncompliance with any applicable Environmental Laws and to the Knowledge of the Partnership there are no claims or proceedings pending or threatened under any Environmental Laws against any other Person that individually or in the aggregate, have had a Partnership Material Adverse Effect. To the Knowledge of the Partnership, no Materials of Environmental Concern are or have been present at any property currently owned, leased or operated by the Partnership or any of its Subsidiaries, or at any other location, that individually or in the aggregate, have had a Partnership Material Adverse Effect. This Section 4.13 constitutes the sole and exclusive representation and warranty of the Partnership and its Subsidiaries with respect to Environmental Laws and any and all environmental and natural resource matters.

4.14 Material Contracts.

(a) Except as set forth in Section 4.14 of the Partnership Disclosure Schedule, neither the Partnership nor any of its Subsidiaries is a party to any Material Contract. True and correct copies of each Material Contract to which the Partnership or any of its Subsidiaries is a party or by which it is bound have been made available to Parent. Each such Material Contract is a valid and binding agreement of the Partnership or its Subsidiaries, as applicable, and, to the Knowledge of the Partnership, the other parties thereto enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, except where the failure to be valid, binding and/or enforceable would not, individually or in the aggregate, have a Partnership Material Adverse Effect.

(b) Neither the Partnership nor any of its Subsidiaries or, to the Knowledge of the Partnership, any other party, is (with or without the lapse of time or the giving of notice, or both) in breach of, or in default under, any Material Contract, except for such breaches and defaults that, individually or in the aggregate, have not had a Partnership Material Adverse Effect. Neither the Partnership nor any Subsidiary has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Partnership or its Subsidiaries under any Material Contract, except for such defaults or events that, individually or in the aggregate, would not have a Partnership Material Adverse Effect.

(c) Except as, individually or in the aggregate, has not had a Partnership Material Adverse Effect, neither the Partnership nor any of its Subsidiaries has, from and after January 1, 2012 and prior to the date hereof, received written notice that any party to a Material Contract intends to terminate, limit or restrict its relationship with the Partnership or its Subsidiaries.

(d) Neither the Partnership nor any of its Subsidiaries is engaged in any termination proceedings as to its participation in Medicare or Medicaid, nor has the Partnership or any of its Subsidiaries received, since January 1, 2012, notice that its current participation in Medicare or Medicaid is subject to any contest, termination or suspension as a result of alleged violations or any noncompliance with participation requirements, except as, individually or in the aggregate, has not had a Partnership Material Adverse Effect. The Partnership and, as appropriate, each of its Subsidiaries, meets the conditions for participation in the Medicare and Medicaid programs, and there is not now pending or, to the Knowledge of the Partnership, any threatened proceeding or investigation under such programs involving any of the foregoing or any provider employed by the Partnership or any of its Subsidiaries that, individually or in the aggregate, has had a Partnership Material Adverse Effect.

4.15 Related-Party Transactions. No Affiliate of the Partnership or any of its Subsidiaries (other than the Partnership and its Subsidiaries), is a party to any Contract with the Partnership or any of its Subsidiaries, except (a) Contracts entered into in the ordinary course of business on an arm’s length basis with any portfolio company of an equityholder of the Partnership or of an Affiliate of any such equityholder, (b) Benefit Plans and (c) as set forth in Section 4.15 of the Partnership Disclosure Schedule (any such Contract, an “Affiliate Contract”).

4.16 Intellectual Property.

(a) Section 4.16(a) of the Partnership Disclosure Schedule contains a true, correct and complete list of all Partnership Registered Intellectual Property registered, or for which an application is pending, by the Partnership or one of its Subsidiaries, specifying, where applicable, the respective registration or application numbers and the names of all registered owners. The Partnership or one of its Subsidiaries owns or has a valid and enforceable right to use each item of material Intellectual Property that is used in or necessary for the business of the Partnership and its Subsidiaries, as currently conducted. All Partnership Registered Intellectual Property that is owned and is material to the business of the Partnership and its Subsidiaries, as currently conducted, to the Knowledge of the Partnership, (i) has not lapsed, expired or been abandoned or withdrawn and (ii) is valid, enforceable and subsisting. To the extent that any Intellectual Property of the Partnership and/or its Subsidiaries has been developed or created by an employee of the Partnership or its Subsidiaries or a third party for or on behalf of the Partnership and/or its Subsidiaries, the Partnership and/or its Subsidiaries has a written agreement with such employee or third party with respect thereto and thereby has obtained exclusive ownership of all Intellectual Property rights in and to such Intellectual Property that the Partnership and its Subsidiaries do not already own by operation of Law, except as, individually or in the aggregate, has not had a Partnership Material Adverse Effect. The Partnership and its Subsidiaries have taken commercially reasonable actions to establish, maintain, protect and enforce the Intellectual Property owned by the Partnership and its Subsidiaries except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) To the Knowledge of the Partnership, the conduct of the business of the Partnership and/or its Subsidiaries does not infringe, violate or constitute a misappropriation of any Intellectual Property of any third party, except as has not had, individually or in the aggregate, a Partnership Material Adverse Effect. There are no Actions pending or, to the Knowledge of the Partnership, threatened alleging that the operation of its business as currently conducted, or the use by the Partnership or any of its Subsidiaries of its proprietary Intellectual Property, infringes the Intellectual Property rights of any such Person, except as has not had, individually or in the aggregate, a Partnership Material Adverse Effect. To the Knowledge of the Partnership, no third party is infringing, violating or misappropriating any of the Partnership’s or any its Subsidiaries’ Intellectual Property in any respect, except for such infringements, violations and misappropriations that would not, individually or in the aggregate, be material to the Partnership and its Subsidiaries, taken as a whole.

(c) To the Knowledge of the Partnership, and except as has not had, individually or in the aggregate, a Partnership Material Adverse Effect, (i) all Back-Office Systems used by or for the Partnership and its Subsidiaries operate and perform as necessary for the conduct of the Partnership’s and its Subsidiaries’ business as currently conducted and (ii) the Back-Office Systems used by or for the Partnership and its Subsidiaries do not contain any disabling or destructive code or virus that would impede or result in the disruption of the operation of the business operations as currently conducted of the Partnership and its Subsidiaries.

(d) Except as has not had, individually or in the aggregate, a Partnership Material Adverse Effect, to the Knowledge of the Partnership, with respect to any material Software licensed to the Partnership or its Subsidiaries under any license or other contract (“Partnership Licensed Software”), (i) the Partnership and its Subsidiaries have complied with any and all license obligations and restrictions with respect to the number of copies of the Partnership Licensed Software the Partnership and its Subsidiaries are permitted to install and (ii) neither the Partnership nor any of its Subsidiaries has placed or installed any Partnership Licensed Software without a valid license for such Partnership Licensed Software.

4.17 Real Property.

(a) Neither the Partnership nor any of its Subsidiaries owns any real property.

(b) Section 4.17(a) of the Partnership Disclosure Schedule sets forth all Real Property Leases. True and correct copies of each Real Property Lease have been made available to Parent prior to the date hereof.

(c) The Partnership or one of its Subsidiaries has, and at the Closing will have, a valid and enforceable leasehold interest under each of the Real Property Leases, subject to, in each case, the Bankruptcy and Equity Exception, and none of the Partnership and its Subsidiaries or, to the Knowledge of the Partnership, any other party to a Real Property Lease is in default and, to the Knowledge of the Partnership, no event has occurred, which, with notice or lapse of time, or both, would constitute a default by the Partnership or such Subsidiary under any of the Real Property Leases, except such defaults that, individually or in the aggregate, have not had a Partnership Material Adverse Effect.

4.18 Insurance.

(a) Section 4.18(a) of the Partnership Disclosure Schedule lists each material insurance policy of the Partnership and its Subsidiaries, and a copy of each such policy has been made available to Parent prior to the date hereof. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, all such insurance policies or binders of material fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of the Partnership and the Partnership’s Subsidiaries (collectively, the “Insurance Policies”) are (i) except for policies that have expired under their terms, in full force and effect, and neither the Partnership nor any of the Partnership’s Subsidiaries is in breach or default with respect to any such policy or binder, and (ii) to the Knowledge of the Partnership, valid and enforceable in accordance with their terms. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, to the Knowledge of the Partnership, neither the Partnership nor any of the Partnership’s Subsidiaries has, since January 1, 2012, received written notice of (x) actual or threatened material modification or termination of any material Insurance Policy, other than premium increases in connection with the Partnership’s annual renewal process, or (y) cancellation or non-renewal of any material Insurance Policy, other than in connection with ordinary renewals.

(b) Since January 1, 2012, Marblehead has conducted and is conducting its operations in all material respects in accordance with its plan of operations, a true and complete copy of which has been made available to Parent prior to the date hereof. Since January 1, 2012, Marblehead has posted reserves in relation to the anticipated payment of benefits, losses, claims and expenses under any insurance Contract or policy that it is party to or bound by, and all such reserves: (i) are reflected adequately in all material respects in the financial statements of Marblehead and the Partnership; (ii) were calculated in all material respects in accordance with generally accepted actuarial principles, consistently applied; and (iii) were based on reasonable actuarial assumptions given the circumstances under which such Contract or policy was written.

4.19 Labor Matters. Neither the Partnership nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization or other labor representative of any of the employees of the Partnership or any of its Subsidiaries. Except as, individually or in the aggregate, has not had a Partnership Material Adverse Effect, (i) no labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy is in effect, or, to the Knowledge of the Partnership, threatened, and neither the Partnership nor any of its Subsidiaries has experienced any such labor matter since January 1, 2012; and (ii) as of the date hereof, no unfair labor practice charge, complaint or grievance, by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of the employees of the Partnership or any of its Subsidiaries is pending or, to the Knowledge of the Partnership, threatened. Neither the Partnership nor any of its Subsidiaries has effectuated, within the 90 day period preceding the date hereof, nor currently has plans to effectuate (A) a “plant closing,” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act “), (B) a “mass layoff” (as defined in the WARN Act) or (C) such other layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local law which would be material.

4.20 Brokers’ and Financial Advisers’ Fees. Except for Barclays Capital, Inc., Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. (each, a “Financial Advisor”, and collectively, the “Financial Advisors”), no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Partnership or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from a Parent Party, the Partnership or any of its Subsidiaries in respect thereof.

4.21 Information Supplied. The written information supplied by or on behalf of the Partnership and Seller expressly to be included in, or expressly to be incorporated by reference into, any Registration Statement or Prospectus Supplement filed with the SEC by Parent, shall be true and correct in all material respects and not omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Partnership Disclosure Schedule, Seller hereby represents and warrants to Parent that:

5.1 Organization and Power. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted.

5.2 Authorization. Seller has all necessary limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Purchase. The execution, delivery and performance by Seller of this Agreement, and the consummation of the Purchase, have been duly and validly authorized by all requisite limited liability company action of Seller. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.3 Noncontravention. Neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of formation or the limited liability company agreement of Seller or (ii) (A) assuming that the authorizations, consents and approvals referred to in Section 5.4 are obtained and the filings referred to in Section 5.4 are made, violate any Law or Order applicable to Seller, (B) with or without notice, lapse of time or both, conflict with, violate or constitute a default under, give rise to a right of termination, modification or cancellation under, require a consent or waiver under, require the payment of any penalty or increased liabilities or fees or the loss of a benefit under, or accelerate the obligations under, the terms, conditions or provisions of any material Contract, or (C) result in the creation of any Lien (other than any Permitted Lien) on any properties, rights or assets of Seller, except, in the case of clause (ii), for such conflicts, violations, defaults, rights, consents, waivers, penalties, liabilities, fees, losses, accelerations and Liens as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

5.4 Governmental Approvals. Except for (a) filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DRULPA, (b) filings required under, and compliance with other applicable requirements of, the HSR Act, and (c) the approval of CIMA, no consents, waivers, waiting period termination or expiration, Order,

Permit or authorization of, declaration or filing with, notification to, any approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby, other than such other consents, authorizations, approvals, filings, declarations or registrations that, if not obtained, made or given, would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

5.5 Capitalization of General Partner.

(a) As of the date hereof, 100% of the Membership Interests issued and outstanding are held in the name of Seller. All of such issued and outstanding Membership Interests were duly authorized, validly issued, fully paid, nonassessable and were issued free of and without violating any preemptive rights or similar rights.

(b) There are no outstanding (i) equity interests of the General Partner other than the Membership Interests, (ii) securities convertible into or exchangeable for equity interests of the General Partner, (iii) options, warrants, calls or other rights to purchase or subscribe for equity interests of the General Partner or (iv) Contracts of any kind to which the General Partner is subject or bound requiring the issuance after the date hereof of any equity interests of the General Partner, any security convertible or exchangeable into equity interest of the General Partner or any options, warrants, calls or rights to purchase equity interests of the General Partner. Other than as set forth in the limited liability company agreement of the General Partner, the Partnership Agreement and the Unitholders’ Agreement, (x) there are no agreements, commitments, arrangements or understandings of any kind for Seller to transfer or sell to any Person the Membership Interests and (y) Seller is not party to any equityholders’ agreement, voting trust agreement or registration rights agreement, or any other contract relating to disposition, voting or dividends, relating to the Membership Interests.

5.6 Title to Membership Interests. Seller owns all of the Membership Interests, beneficially and of record, free and clear of any Liens (other than the restrictions on transfer set forth in the limited liability company agreement of the General Partner and under applicable Law).

5.7 No Other Activities. The General Partner has not engaged in any activity or business prior to the Closing other than holding Units of the Partnership, acting as its general partner, maintaining its limited liability company existence and activities incidental thereto.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the disclosure schedule delivered by Parent to the Partnership concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), the Parent Parties, jointly and severally, hereby represent and warrant to the Partnership and Seller that:

6.1 Organization, Standing and Power.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Tennessee and has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub II is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted.

(b) Each of the Parent Parties is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification required by Law, except where the failure to be so licensed, qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

6.2 Authorization. Each of the Parent Parties has all necessary corporate power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Parent Parties in connection with the transactions contemplated by this Agreement (the “Parent Documents”) and to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of the Parent Parties of this Agreement and the Parent Documents, and the consummation by each of the Parent Parties of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite corporate or limited liability company action of each of the Parent Parties. This Agreement has been, and each of the Parent Documents will be at or prior to Closing, duly executed and delivered by each of the Parent Parties and, assuming due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes and each Parent Document when so executed and delivered will constitute, a legal, valid and binding obligation of each of the Parent Parties, enforceable against each of the Parent Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception. Contemporaneously with the approval of this Agreement by the Parent Board of Directors, the Parent Board of Directors (or a committee of the Parent Board of Directors that is composed solely of two or more non-Employee Directors (as such term is defined in Rule 16b-3 promulgated under the Exchange Act)) have adopted resolutions in the form set forth in Section 6.2 of the Parent Disclosure Schedule.

6.3 Noncontravention.

(a) Neither the execution and delivery of this Agreement or the Parent Documents by the Parent Parties nor the consummation by the Parent Parties of the transactions contemplated hereby or thereby, nor compliance by the Parent Parties with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws (or other comparable governing documents) of any of the Parent Parties or (ii) (A) assuming that the authorizations, consents and approvals referred to in Section 6.4 are obtained and the filings referred to in Section 6.4 are made, violate any Law or Order applicable to any of the Parent Parties, (B) with or without notice, lapse of time or both, conflict with, violate or constitute a default under, give rise to a right of termination, modification or cancellation under, require a consent or waiver under, require the payment of any penalty or increased liabilities or fees or the loss of a benefit under, or accelerate the obligations under, the terms, conditions or provisions of any Parent Material Contract or material Permit, or (C) result in the creation of any Lien (other than any Permitted Lien) on any properties, rights or assets of any of the Parent Parties or any of their respective Subsidiaries, except, in the case of clause (ii), for such conflicts, violations, defaults, rights, consents, waivers, penalties, liabilities, fees, losses, accelerations and Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for (i) the Parent Shareholder Approval (only in the event that such approval is necessary following the Closing), (ii) the adoption and approval of this Agreement and Merger 2 by Parent in its capacity as the sole stockholder of Merger Sub and (iii) the adoption and approval of this Agreement and Merger 3 by Parent in its capacity as the sole stockholder of Merger Sub II, no approval or vote of the holders of any class or series of capital stock or equity interests of any of the Parent Parties or any of their respective Subsidiaries is necessary to adopt and approve this Agreement and the Parent Documents and approve the transactions contemplated hereby and thereby. Approval by Parent as the sole stockholder of Merger Sub and Merger Sub II (each of which will occur immediately following the execution and delivery of this Agreement) is the only approval or vote of the holders of any class or series of capital stock or equity interests of Merger Sub or Merger Sub II which is necessary to adopt and approve this Agreement and the Parent Documents and approve the transactions contemplated hereby and thereby.

6.4 Governmental Approvals. Except for (a) filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DRULPA, (b) filings required under, and compliance with other applicable requirements of, the HSR Act, and (c) the approval of CIMA, no consents, waivers, waiting period termination or expiration, Order, Permit or authorization of, declaration or filing with, notification to, any approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement or any Parent Document by each of the Parent Parties and the consummation by each of the Parent Parties of the transactions contemplated hereby and thereby, other than such other consents, authorizations, approvals, filings, declarations or registrations that, if not obtained, made or given, would not have, individually or in the aggregate, a Parent Material Adverse Effect.

6.5 Capitalization.

(a) As of the date hereof, there are 32,552,057 shares of Parent Common Stock issued and outstanding and no shares of Parent Preferred Stock were issued or outstanding, respectively. All of such issued and outstanding shares of Parent Common Stock were duly authorized, validly issued, fully paid, nonassessable and were issued free of and without violating any preemptive rights or similar rights. There are no outstanding (i) securities convertible into or exchangeable for capital stock of Parent, (ii) other than as set forth on Section 6.5(a) of the Parent Disclosure Schedule, options, warrants, calls or other rights to purchase or subscribe for capital stock of Parent or (iii) Contracts of any kind to which Parent or its Subsidiaries is subject or bound requiring the issuance after the date hereof of any equity interests of Parent, any security convertible or exchangeable into capital stock of Parent or any options, warrants, calls or rights to purchase capital stock of Parent.

(b) There are no accrued and unpaid dividends or distributions payable with respect to capital stock of Parent. Parent is not a party to, or otherwise subject to, any voting trust, proxy or other Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition of its capital stock or of the outstanding capital stock or other ownership interests of the Subsidiaries of Parent.

(c) Section 6.5(c) of the Parent Disclosure Schedule sets forth a complete list of each Subsidiary of Parent and the percentage ownership interest of each such Subsidiary by Parent or the Affiliated owners thereof. All issued and outstanding shares of capital stock or other ownership interests of each of the Subsidiaries of Parent are duly authorized, validly issued, fully paid, nonassessable, were issued free of and without violating any preemptive or similar rights, and are held of record and owned beneficially by the Persons indicated in Section 6.5(c) of the Parent Disclosure Schedule, free and clear of any Liens (other than Permitted Liens). There are no outstanding (i) securities convertible into or exchangeable for capital stock or other ownership interests of the any of the Subsidiaries of Parent, (ii) options, warrants, calls or other rights to purchase or subscribe for capital stock or other ownership interests of any of the Subsidiaries of Parent or (iii) Contracts of any kind by which any of Parent or its Subsidiaries is subject or bound requiring the issuance after the date hereof of any capital stock or any other ownership interests of any of the Subsidiaries of Parent, any security convertible or exchangeable into such ownership interests or any options, warrants, calls or rights to purchase such ownership interests. The Stock Consideration has been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof will be free of preemptive or similar rights.

6.6 Litigation. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened against the Parent or any of its Subsidiaries, or against any of their respective officers or directors acting in such capacity involving claims in excess of $1,000,000 individually over the amount covered by the Parent Insurance Policies and/or third party indemnification obligations. Neither Parent nor any of its Subsidiaries is subject to any Order that, individually or in the aggregate, restricts in any material respect the ability of Parent or its Subsidiaries to conduct its business in the ordinary course of business consistent with past practice.

6.7 Compliance with Law.

(a) Each of Parent, its Subsidiaries and those entities in which Parent or any of its Subsidiaries has a minority interest (the “Parent Entities”) is and has since January 1, 2011 been in compliance with all Laws, including Healthcare Laws, applicable to Parent, its Subsidiaries and the Parent Entities, respectively, except for such noncompliance as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Each of Parent, its Subsidiaries and the Parent Entities, respectively, possess, and is in compliance with, all Permits that are required or necessary for Parent, its Subsidiaries and the Parent Entities to operate their respective businesses as presently conducted and as proposed to be conducted, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, each Permit has been lawfully and validly issued and is in full force and effect, and no modification, termination, suspension or cancellation of any Permit is pending or, to the Knowledge of Parent, threatened. None of Parent, any of its Subsidiaries or any Parent Entity is in violation of, or has received any written notice, claim or assertion of a violation of any of the terms or conditions of any Permit, except where such noncompliance would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) None of Parent, any of its Subsidiaries or any Parent Entity has since January 1, 2011 received any subpoena, civil investigative demand, demand letter, audit, survey or any other written notice of any alleged violation of, or any citation for noncompliance with, any Law, including, without limitation, Healthcare Laws, except where an adverse determination of such action would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent, any of its Subsidiaries or any Parent Entity, or, to the Knowledge of Parent, any of the owners, managers, officers, directors, employees or contractors of Parent, any of its Subsidiaries or any Parent Entity have been since January 1, 2011 through the date hereof: (i) convicted of, charged with or, to the Knowledge of Parent, investigated by a Governmental Authority for any violation of any Laws or other misconduct related to any Governmental Program, (ii) convicted of, charged with or, to the Knowledge of Parent, investigated by a Governmental Authority for a violation of any Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances related to the business or operations of Parent, any of its Subsidiaries or any Parent Entity, (iii) excluded, suspended or debarred from, or otherwise ineligible to participate in, any Government Program, nor, to the Knowledge of Parent, is any such exclusion, suspension or bar pending or threatened, or (iv) subject to any Order with respect to the business or operations of Parent, any of its Subsidiaries or any Parent Entity.

(e) To the Knowledge of Parent and except where such noncompliance would not, individually or in the aggregate, have a Parent Material Adverse Effect, each of the Persons performing healthcare professional services on behalf of Parent, its Subsidiaries and the Parent Entities, whether as an employee or independent contractor (collectively “Parent Healthcare Professionals”): (i) currently holds, in good standing, all Permits required by any applicable Law or Governmental Authority to perform the services in the States that such Parent Healthcare Professional is practicing or performing professional services on behalf of Parent, any of its Subsidiaries or any Parent Entity; and (ii) to the extent required, has been granted and continues to hold requisite staff privileges at, and is currently, and has at all times for the prior three (3) years been in good standing with, each of the hospitals and other healthcare facilities at or for which such Parent Healthcare Professional performs medical services on behalf of Parent, its Subsidiaries or the Parent Entities. To the Knowledge of Parent, each Parent Healthcare Professional is in compliance with the terms and conditions of such Permits, except where such noncompliance would not, individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent, as of the date hereof, none of Parent, any of its Subsidiaries or any Parent Entity has received written notice that any Parent Healthcare Professional is under investigation by, or is not in good standing with, any Government Program or Governmental Authority, except where an unfavorable decision, ruling or finding of any such investigation would not, individually or in the aggregate, have a Parent Material Adverse Effect. With respect to Parent Healthcare Professionals engaged on an independent contractor basis, Parent, its Subsidiary or a Parent Entity insures, and maintains a certificate of insurance from each Parent Healthcare Professional evidencing, that such Parent Healthcare Professionals have in place malpractice insurance, except where such failure to maintain such insurance would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(f) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent, its Subsidiaries and the Parent Entities are each qualified for participation with, or currently participates with, all Government Programs and Private Programs from which such entity seeks or receives reimbursement for items or services, (ii) the billing practices of Parent, its Subsidiaries and the Parent Entities to all customers, private individuals or patients, Government Programs and Private Programs have been since January 1, 2011, and are, in material compliance with applicable Healthcare Laws, the Health Care Common Procedure Coding System (HCPCS) code set, and rules of applicable Government Programs, and (iii) none of Parent, any of its Subsidiaries or any Parent Entity has (a) billed, received or failed, whether on its behalf or on behalf of another Person, to return any material payment or reimbursement in excess of amounts allowed by applicable Healthcare Laws, or (b) any material outstanding overpayments, refunds or Liability due to any Government Program or Governmental Authority. Except to the extent qualifying as ordinary course and except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, there are no pending appeals, adjustments, investigations, inquires, challenges, Actions or notices of intent to audit or investigate by any Governmental Authority with respect to claims, reports or other submissions by Parent, any of its Subsidiaries or any Parent Entity.

(g) None of Parent, any of its Subsidiaries or any Parent Entity has made since January 1, 2011, or is in the process of making, any voluntary self-disclosure to any Government Program or Governmental Authority, including without limitation any voluntary self-disclosures to the Centers for Medicare & Medicaid Services pursuant to the Medicare self-referral disclosure protocol or to the Office of the Inspector General pursuant to its self-disclosure protocol, or to any United States Attorney. To the Knowledge of Parent, none of Parent, its Subsidiaries, the Parent Entities or any of the Parent Healthcare Professionals are mentioned in any voluntary self-disclosure made to any Governmental Authority by any Healthcare Facility or other Person.

(h) None of Parent, any of its Subsidiaries or any Parent Entity is a party to, or bound by, any Order, corporate integrity agreement, deferred prosecution agreement, settlement agreement or other written agreement with any Governmental Authority concerning compliance with Healthcare Laws that, individually or in the aggregate, have a Parent Material Adverse Effect.

6.8 Financial Statements; Parent SEC Reports.

(a) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents filed prior to the date hereof (the “Parent Financial Statements”) have been prepared in accordance with GAAP consistently applied (except as noted therein) during the periods involved and fairly present, in all material respects, the consolidated financial position and results of operations and cash flows and statements of equity of Parent and its consolidated Subsidiaries, as at and for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments and the absence of certain footnotes).

(b) Parent has made available (including via EDGAR) to Seller and the Partnership complete and correct copies of all forms, documents, statements and reports filed with or furnished by Parent to the SEC since January 1, 2012 (such forms, documents, statements and reports, including any supplements or amendments thereto, as amended since the respective dates of filing, the “Parent SEC Documents”). As of their respective filing dates, the Parent SEC Documents complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent amended or superseded by a subsequently filed Parent SEC Document. As of their respective dates, all Parent SEC Documents complied as to form in all material respects with the regulations of the SEC with respect thereto. No executive officer signing on behalf of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes–Oxley Act of 2002 (“SOX”) and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with SOX, in all material respects.

(c) Parent has established and maintains in all material respects a system of internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s and its Subsidiaries’ financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with authorizations of management and directors of Parent and its Subsidiaries and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries that could have a material effect on the financial statements. Parent is in compliance in all material respects with the applicable provisions of (i) the listing requirements and regulations of The Nasdaq Stock Market and (ii) SOX, including Section 404 thereof.

6.9 No Undisclosed Liabilities.

(a) Neither Parent nor any of its Subsidiaries has any Liabilities of any kind that would be required to be reflected in, reserved against or otherwise described on the consolidated balance sheet of Parent and its Subsidiaries prepared in accordance with GAAP or the notes thereto, except liabilities (i) that are accrued or reserved against on the audited balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2013 included in the Parent Financial Statements or in the notes thereto, (ii) incurred since the Parent Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise in connection with the transactions contemplated hereby or (iv) that, individually or in the aggregate, have not had a Parent Material Adverse Effect.

(b) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to (i) any material “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC); or (ii) any material hedging or derivatives Contract.

6.10 Absence of Certain Changes.

(a) Since the Parent Balance Sheet Date, (i) through the date hereof, except for the transactions contemplated hereby, the business of Parent’s and Parent’s Subsidiaries has been conducted in all material respects, in the ordinary course of business and (ii) there has not been any event, change, occurrence or effect that has had, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Without limiting the generality of the foregoing since the Parent Balance Sheet Date through the date hereof, neither Parent nor any Subsidiary (i) has sold, transferred or otherwise disposed of any of its material properties or assets or any interest therein, except sales and licenses in the ordinary course of business or the disposal of obsolete or worthless assets, (ii) has purchased or redeemed any shares of capital stock or other equity interests, or made or declared any dividend or distribution with respect to any capital stock or equity security, other than as disclosed in the Parent SEC Documents or in the ordinary course of business, (iii) has changed its methods of keeping of its books of account or accounting practices, except as required by GAAP, (iv) has taken any of the actions that it would be prohibited by Section 7.3(a) from taking after the date hereof and prior to the Closing, or (v) has agreed or committed to do any of the foregoing.

6.11 Financing. Each of the Parent Parties affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that any of the Parent Parties obtain financing for, or related to, any of the transactions contemplated hereby. The Parent Parties have furnished the Partnership with a true, accurate and complete copy of the executed Debt Commitment Letter, dated as of the date hereof, among Parent and Citigroup Global Markets Inc. (together with (i) any permitted successors and assignees thereof and (ii) any alternative debt financing sources permitted or required by Section 7.11, the “Lead Debt Financing Sources”) and all engagement letters, fee letters and other contracts and arrangements associated therewith (provided, that provisions in the Debt Commitment Letter, any engagement letter or any fee letter related solely to fees and the economic terms of the “market flex” and “securities demand” sections thereof agreed to by the parties may be redacted (none of which redacted provisions adversely affect the availability of or impose additional conditions on, the availability of Debt Financing (as defined below) at the Closing (such commitment letter and related term sheets, including all exhibits, schedules and annexes thereto and each such fee letter, engagement letter and other contracts and arrangements associated therewith, collectively, the “Debt Commitment Letter”) to provide, subject to the terms and conditions therein, debt financing in the aggregate amount set forth therein for the purpose of funding the transactions contemplated by this Agreement (being collectively referred to as the “Debt Financing”). The Debt Commitment Letter has not been amended or modified prior to the date hereof (and, as of the date hereof, no such amendment or modification is contemplated or pending), and the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect. There are no side letters or other Contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter furnished to the Partnership pursuant to this Section 6.11. As of the date hereof, none of the Parent Parties has received any written notice of default or event that with notice or lapse of time, or both, would constitute a default or breach on the part of any of the Parent Parties or any of their respective Affiliates or, to the Knowledge of Parent, any other Person, in each case under the Debt Commitment Letter. Assuming the conditions set forth in Section 8.1 and Section 8.2 are satisfied at Closing, the aggregate proceeds contemplated to be provided under the Debt Commitment Letter will, together with cash available to Parent and its Affiliates, be sufficient for Parent and the Surviving Corporation to pay and satisfy in full (x) the obligations pursuant to this Agreement to pay the Merger 1 Consideration, the Merger 2 Consideration and the Additional Transaction Consideration (if any), (y) all other amounts payable by Parent at Closing pursuant to Article III, and (z) all fees and expenses of the Parent Parties and their respective Affiliates in connection with the transactions contemplated by this Agreement. The Debt Commitment Letter is not subject to any conditions or other contingencies (including pursuant to any “flex” provisions in the related fee letter or otherwise) other than as expressly set forth therein and, as of the date hereof, is in full force and effect and is the legal, valid, binding and enforceable obligations of the Parent Parties and, to the Knowledge of Parent, each of the other parties thereto, as the case may be, subject to the Bankruptcy and Equity Exception. All commitments and other fees required to be paid under the Debt Commitment Letter prior to the date hereof have been paid in full, and the Parent Parties are unaware of any fact or occurrence existing on the date hereof that would reasonably be expected to make any of the assumptions or statements set forth in the Debt Commitment Letter inaccurate or that would reasonably be expected to cause the Debt Commitment Letter to be ineffective. Assuming the conditions set forth in Sections 8.2(a) and 8.2(b) are satisfied at Closing, the Parent Parties are not aware of any fact or occurrence existing on the date hereof that would or would reasonably be expected to cause any of the conditions to the Debt Financing not to be satisfied or that the full amount of the Debt Financing not to be available in full to the Parent Parties at the Closing Date.

6.12 Material Contracts

(a) Except as set forth in Section 6.12(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any Parent Material Contract. True and correct copies of each Parent Material Contract to which Parent or any of its Subsidiaries is a party or by which it is bound have been made available to the Partnership. Each such Parent Material Contract is a valid and binding agreement of Parent or its Subsidiaries, as applicable, and, to the Knowledge of Parent, the other parties thereto enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, except where the failure to be valid, binding and/or enforceable would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Neither Parent nor any of its Subsidiaries or, to the Knowledge of Parent, any other party, is (with or without the lapse of time or the giving of notice, or both) in breach of, or in default under, any Parent Material Contract, except for such breaches and defaults that, individually or in the aggregate, have not had a Parent Material Adverse Effect. Neither Parent nor any Subsidiary has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by Parent or its Subsidiaries under any Parent Material Contract, except for such defaults or events that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(c) Except as, individually or in the aggregate, has not had a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has, from and after January 1, 2012 and prior to the date hereof, received written notice that any party to a Parent Material Contract intends to terminate, limit or restrict its relationship with Parent or its Subsidiaries.

(d) Neither Parent nor any of its Subsidiaries is engaged in any termination proceedings as to its participation in Medicare or Medicaid, nor has Parent or any of its Subsidiaries received, since January 1, 2012, notice that its current participation in Medicare or Medicaid is subject to any contest, termination or suspension as a result of alleged violations or any noncompliance with participation requirements, except as, individually or in the aggregate, has not had a Parent Material Adverse Effect. Parent and, as appropriate, each of its Subsidiaries, meets the conditions for participation in the Medicare and Medicaid programs, and there is not now pending or, to the Knowledge of Parent, any threatened proceeding or investigation under such programs involving any of the foregoing or any provider employed by Parent or any of its Subsidiaries that, individually or in the aggregate, has had a Parent Material Adverse Effect.

6.13 Related Party Transactions. No Affiliate of Parent or any of its Subsidiaries (other than Parent and its Subsidiaries), is a party to any Contract with Parent or any of its Subsidiaries, except (a) Benefit Plans and (b) as set forth in Section 6.13 of the Parent Disclosure Schedule.

6.14 Insurance. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, all such insurance policies or binders of material fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of Parent and Parent’s Subsidiaries (collectively, the “Parent Insurance Policies”) are (i) except for policies that have expired under their terms, in full force and effect, and neither Parent nor any of Parent’s Subsidiaries is in breach or default with respect to any such policy or binder, and (ii) to the Knowledge of Parent, valid and enforceable in accordance with their terms. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, neither Parent nor any of Parent’s Subsidiaries has, since January 1, 2012, received written notice of (x) actual or threatened material modification or termination of any material Parent Insurance Policy, other than premium increases in connection with Parent’s annual renewal process, or (y) cancellation or non-renewal of any material Parent Insurance Policy, other than in connection with ordinary renewals.

6.15 Solvency. Assuming (a) the satisfaction of the conditions set forth in Section 8.2 and Section 8.3, (b) that the Partnership and its Subsidiaries are Solvent immediately prior to the Closing, (c) the refinancing or repayment of debt as expressly contemplated in this Agreement or the Debt Commitment Letter, (d) the accuracy of the representations and warranties of the Partnership set forth in Article IV, and (e) any estimates, projections or forecasts of the Partnership and its Subsidiaries have been prepared in good faith based on assumptions that were when made and continue to be reasonable, immediately after giving effect to the transactions contemplated by this Agreement, Parent, the Surviving Corporation and each of their respective Subsidiaries shall be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Partnership or the Partnership’s Subsidiaries. For purposes of this Agreement, “Solvent” when used with respect to any Person, means that, as of any date of determination, (x) the Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (y) such Person will not have as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (z) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case, after giving effect to the transactions contemplated by this Agreement. For purposes of the definition of “Solvent” (i) “debt” means liability on a “claim” and (ii) “claim” means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (B) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of such Person (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises.

6.16 Investment Representation. Parent is acquiring the Units and the Membership Interests, in each case, for its respective own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities laws. Parent is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Parent acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Units and the Membership Interests. Parent acknowledges that the Units and the Membership Interests have not been registered under the Securities Act, or any state or foreign securities laws and that the Units and the Membership Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Units and the Membership Interests are registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities laws.

6.17 Brokers’ and Financial Advisors’ Fees. Except for Citigroup Global Markets, Inc., no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Parent or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from the Parent Parties, the Partnership or any of its Subsidiaries in respect thereof.

6.18 Takeover Laws. Neither the Tennessee Business Combination Act, Tenn. Code Ann. §§ 48-103-201 to 209 (the “Combination Act”), any Takeover Law, nor any takeover-related provision in the Parent Charter or Parent Bylaws, would (i) prohibit or restrict the ability of Parent to perform its obligations under this Agreement or any related agreement or the Certificate of Mergers or its ability to consummate the Purchase or the Mergers or the other transactions contemplated hereby or (ii) have the effect of invalidating or voiding this Agreement or, the Certificate of Mergers or any provision hereof or thereof. The Board of Directors of Parent has approved the resolutions set forth in Section 6.2 of the Parent Disclosure Schedule approving the this Agreement and the transactions contemplated hereby, including the issuance of the Stock Consideration, as described in Section 48-103-205(1) of the Combination Act.

6.19 Ownership; No Prior Activities and Agreements. Each of Merger Sub and Merger Sub II is a Subsidiary of Parent. Parent owns beneficially and of record all of the outstanding capital stock or equity securities of each of Merger Sub and Merger Sub II. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, neither Merger Sub nor Merger Sub II has incurred any obligation or liability or engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person. As of the date hereof, there are no Contracts between any Parent Party or any of their respective Affiliates, on the one hand, and any member of the “executive leadership” team of the Partnership as identified on its website as of the date hereof, on the other hand, that relate in any way to the Partnership or any of its Subsidiaries or the transactions contemplated hereby.

6.20 Information Supplied. Parent hereby represents and warrants that all of the information (other than the written information expressly provided by the Partnership for inclusion therein) included or incorporated by reference in the Registration Statement and the Prospectus Supplement shall not at the time the Registration Statement or the Prospectus Supplement, respectively, is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Parent further represents and warrants that the information (other than the written information expressly provided by the Partnership for inclusion therein) included or incorporated by reference in any prospectus relating to the Registration Statement as then amended or supplemented, shall not, as of the date such prospectus, as then amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE VII

COVENANTS

7.1 Access to Information.

(a) Prior to the Closing Date and subject to applicable Laws and Section 7.1(b), each of Parent and the Partnership (in each case, such applicable party acting in such capacity, the “Accessing Party”) shall be entitled, through its officers, employees and representatives (including their respective legal advisors and accountants), to have such access to the properties, businesses and operations of the Partnership and its Subsidiaries or Parent and its Subsidiaries, respectively (in each case, such applicable party acting in such capacity, the “Disclosing Party”), and such examination of the books and records of the Disclosing Party and its Subsidiaries as the Accessing Party reasonably requests in connection with the Accessing Party’s efforts to consummate the transactions contemplated by this Agreement. Any such access and examination shall be conducted on reasonable advance written notice, during regular business hours and under reasonable circumstances and shall be subject to restrictions under applicable Law. The Disclosing Party shall use its commercially reasonable efforts to cause the officers, agents, accountants, attorneys and other Representatives of the Disclosing Party and its Subsidiaries to reasonably cooperate with the Accessing Party and its Representatives in connection with such access and examination, and the Accessing Party and its Representatives shall reasonably cooperate with the Disclosing Party and its Subsidiaries and their respective officers, employees, consultants, agents, accountants, attorneys and other Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would (i) unreasonably disrupt the operations of the Disclosing Party or any of its Subsidiaries or (ii) require the Disclosing Party or any of its Subsidiaries to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which the Disclosing Party or any of its Subsidiaries is bound; provided, however, that the Disclosing Party shall request, but shall not be required to obtain, a waiver of any such confidentiality obligations upon the Accessing Party’s reasonable prior written request. Notwithstanding anything to the contrary contained herein, prior to the Closing, (x) without the prior written consent of the Disclosing Party, the Accessing Party shall not, and shall cause its officers, employees, legal advisors, consultants, agents, accountants and other Representatives not to, contact any non-officer employee, consultant, supplier, payor, customer, independent contractor, landlord, lessor, bank, any person with whom the Disclosing Party or any of its Subsidiaries have or have had a business relationship or other lender or Representative of or to the Disclosing Party or any of its Subsidiaries with respect to the Disclosing Party or any of its Subsidiaries or the transactions contemplated by this Agreement, and (y) the Accessing Party shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Disclosing Party or any of its Subsidiaries without the prior written consent of the Disclosing Party. The Disclosing Party does not make any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 7.1 and neither the Accessing Party nor any other party hereto may rely on the accuracy of any such information, in each case other than as expressly set forth in the Disclosing Party’s representations and warranties contained in Article IV, Article V or Article VI, as applicable; provided, that no investigation pursuant to this Section 7.1 by the Accessing Party or its Representatives shall be deemed to modify any of the Disclosing Party’s representations and warranties contained in Article IV, Article V or Article VI, as applicable.

(b) Each of the Parent Parties acknowledges that the information provided to any of the Parent Parties in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality agreement between Sheridan Holdings, Inc. and Parent, dated as of January 27, 2014 (as amended from time to time, the “Partnership Confidentiality Agreement”), the terms of which are incorporated herein by reference. Each of the Partnership, Seller and the General Partner acknowledges that the information provided to the Partnership, Seller and/or the General Partner in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality agreement between Sheridan Holdings, Inc. and Parent, dated as of April 3, 2014 (as amended from time to time, the “Parent Confidentiality Agreement”), the terms of which are incorporated herein by reference. The Confidentiality Agreements shall terminate at the Merger 2 Effective Time.

7.2 Conduct of the Business of the Partnership and the General Partner Pending the Closing.

(a) Except (w) as expressly contemplated or required by this Agreement, (x) as set forth on Section 7.2(a) or Section 7.2(b) of the Partnership Disclosure Schedule, (y) as required by applicable Law or (z) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement until the earlier of the Merger 2 Effective Time and the termination of this Agreement in accordance with Article IX, the Partnership shall conduct its business, and shall cause the Partnership’s Subsidiaries to conduct their respective businesses, in all material respects in the ordinary course of business and the Partnership shall, and shall cause the Partnership’s Subsidiaries to, use commercially reasonable efforts to (i) preserve intact its and their present business organizations, (ii) preserve the present relationships with suppliers, payors, customers and other business relations of the Partnership and its Subsidiaries and (iii) keep available the services of the present key employees of the Partnership and its Subsidiaries.

(b) Except (w) as expressly contemplated or required by this Agreement, (x) as set forth on Section 7.2(a) or Section 7.2(b) of the Partnership Disclosure Schedule, (y) as required by applicable Law or (z) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement until the earlier of the Merger 2 Effective Time and the termination of this Agreement in accordance with Article IX, the Partnership shall not, and shall cause the Partnership’s Subsidiaries not to:

(i) (A) authorize for issuance, issue, sell, grant or subject to any Lien any Units or other ownership interests of the Partnership or any of the Partnership’s Subsidiaries, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any Units or other ownership interests of the Partnership or any of the Partnership’s Subsidiaries, or any rights, warrants or options to purchase any Units or other ownership interests of the Partnership or any of the Partnership’s Subsidiaries or (B) redeem, purchase or otherwise acquire any of its outstanding Units or other ownership interests or any rights, warrants or options to acquire any Units or other ownership interests of the Partnership or any of the Partnership’s Subsidiaries, except pursuant to the exercise by the Partnership or its Subsidiaries of the purchase rights set forth in Section 2.3 of the Unitholders’ Agreement;

(ii) effect any recapitalization, reclassification, limited partnership interest split, reverse limited partnership interest split or like change in the capitalization of the Partnership or any of its Subsidiaries;

(iii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Partnership or any of the Partnership’s Subsidiaries;

(iv) incur, issue, assume, guarantee or otherwise become liable for any Indebtedness (excluding any (A) Indebtedness under the Revolving Credit Loans or Swingline Loans (each as defined in the First Lien Credit Agreement) under the First Lien Credit Agreement, dated as of June 29, 2012 among Sunbeam Intermediate Holdings, Inc., Sheridan Holdings, Inc., the several lenders parties thereto, Credit Suisse AG, Cayman Islands Branch (as Administrative Agent, Collateral Agent, Letter of Credit Issuer and Swingline Lender) and Sumitomo Mitsui Banking Corporation (as Syndication Agent) (together with all amendments, the “First Lien Credit Agreement”), (B) letters of credit issued in the ordinary course of business and (C) intercompany Indebtedness);

(v) amend or modify the certificate of limited partnership or the Partnership Agreement (or other comparable organizational documents) of the Partnership or any of its Subsidiaries;

(vi) sell, lease, license, mortgage or otherwise subject to any Lien (other than Permitted Liens) or otherwise dispose of any of its properties, rights or assets (including the capital stock of Subsidiaries) with a value or purchase price in the aggregate for such properties, assets or rights in excess of $5,000,000 except (A) sales and licenses of products and services of the Partnership and its Subsidiaries in the ordinary course of business consistent with past practices, (B) dispositions of obsolete or immaterial assets or (C) transfers among the Partnership and its wholly owned Subsidiaries;

(vii) make any loans or advances of borrowed money to any other Person (other than a Subsidiary of the Partnership), other than (A) in an aggregate amount not to exceed $2,500,000, (B) advances to employees, physicians and consultants in the ordinary course of business consistent with past practices and/or (C) the extension of trade credit to customers and suppliers in the ordinary course of business consistent with past practices;

(viii) authorize or pay any dividends or make any distribution with respect to its outstanding Units or other ownership interests (whether in cash, assets, stock or other securities of the Partnership or its Subsidiaries), except (A) dividends and distributions paid or made in the ordinary course of business consistent with past practices by the Partnership’s wholly owned Subsidiaries and (B) cash dividends or distributions in the ordinary course of business consistent with past practices by the Partnership at any time prior to the close of business on the Business Day immediately preceding the Closing Date;

(ix) make any acquisitions of (including by merger, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or equity interests therein or a substantial portion of the assets thereof, or capital contributions to, or equity investments in any other Person (other than a Subsidiary of the Partnership), in each case, for consideration in excess of $20,000,000 individually or $40,000,000 in the aggregate;

(x) pay, discharge, settle or compromise any pending or threatened suit, action or claim which (A) requires payment to or by the Partnership or any of its Subsidiaries (exclusive of attorney’s fees) in excess of $1,000,000 over amounts covered by the Insurance Policies and/or third party indemnification obligations (other than any Action with respect to Tax matters) so long as any amounts payable in respect thereof have been paid or set aside for payment, reserved against or otherwise described on the December 31, 2013 balance sheet (and not included in the calculation of Net Working Capital) prior to the close of business on the Business Day immediately preceding the Closing Date, or (B) imposes material restrictions on the operations of the Partnership or its Subsidiaries;

(xi) except as required pursuant to applicable Law or the terms of Benefit Plans in effect on the date of this Agreement, (A) increase in any material respect the compensation of any Partnership Employees other than (1) increases in salaries, wages and fees of Partnership Employees as part of annual merit or other increases made in the ordinary course of business to employees where annual compensation is less than $400,000 and (2) payment of accrued or earned but unpaid bonuses or commissions which have been accrued or earned in the ordinary course of business, (B) grant any severance or termination pay to any Partnership Employee, (C) establish, adopt, enter into, materially amend or terminate any Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement (other than (1) as permitted by clause (A) above, (2) to replace or amend any Benefit Plan if the cost of providing benefits thereunder is not materially increased, (3) to conduct its annual renewal and reenrollment of its health and welfare plans in the ordinary course of business, (4) to enter into new employment arrangements (i) with non-officer employees where the annual base compensation does not exceed $200,000, the agreement is terminable by the Partnership or the applicable Subsidiary of the Partnership on not more than 90 days prior notice, and the agreement does not provide for severance upon termination of the agreement, (ii) with officer employees or physicians where the annual base compensation does not exceed $400,000, the agreement is terminable by the Partnership or the applicable Subsidiary of the Partnership on not more than 90 days prior notice, and the agreement does not provide for severance upon termination of the agreement, and (iii) with physicians in connection with acquisitions permitted by Section 7.2(b)(ix) (provided that the terms of such agreements are consistent, in all material respects, with the past practices of the Partnership and its Subsidiaries) or upon the prior written consent of Parent, or (D) grant any extraordinary bonus to any Partnership Employee that is not a Transaction Cost;

(xii) make any material changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except as may be required under GAAP or by applicable Law;

(xiii) except to the extent required by applicable Law or in the ordinary course of business, make or change any material Tax election, file any amendment to any Tax Return with respect to any material amount of Taxes, settle or compromise any material Tax liability, agree to any extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any closing agreement with respect to any material amount of Tax or take any action to surrender any right to claim a material Tax refund;

(xiv) (A) modify, amend, terminate or waive any rights under any Material Contract in any material respect (other than in the ordinary course of business) or (B) enter into any new Contract that would be a Material Contract if entered into prior to the date hereof (other than in the ordinary course of business);

(xv) enter into any Affiliate Contract;

(xvi) enter into any new line of business material to the Partnership and its Subsidiaries, taken as a whole, other than as contemplated by the Partnership’s business plan provided to Parent prior to the date hereof;

(xvii) make or become legally committed to make any capital expenditures, other than (x) in the amount set forth in the capital expenditure portion of the annual budget of the Partnership for fiscal year 2014 as provided to Parent prior to the date hereof and (y) such other capital expenditures in an amount not in excess of $1,000,000 in the aggregate;

(xviii) change the investment guidelines set forth in the Marblehead Surety & Reinsurance Company, Ltd. Investment Policy in any material respect;

(xix) permit any Unitholder to transfer Units to any Person unless the applicable transferee is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act; or

(xx) agree in writing or otherwise to take any of the foregoing actions prohibited by this Section 7.2(b).

(c) Except (w) as expressly contemplated or required by this Agreement, (x) as set forth on Section 7.2(c) of the Partnership Disclosure Schedule, (y) as required by applicable Law or (z) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement until the earlier of the Merger 2 Effective Time and the termination of this Agreement in accordance with Article IX, the General Partner shall not:

(i) engage in any business or activity other than holding Units of the Partnership, acting as its general partner, maintaining its limited liability company existence and activities incidental thereto;

(ii) transfer, issue, sell or dispose of any Membership Interests or other equity interests of the General Partner or grant options, warrants, calls or other rights to purchase or otherwise acquire Membership Interests or other equity interests of the General Partner;

(iii) amend the certificate of formation or the limited liability company agreement of the General Partner;

(iv) incur, assume or guarantee any Indebtedness; or

(v) agree, resolve, authorize or commit to do anything prohibited by this Section 7.2(c).

(d) Each of the Parent Parties acknowledges and agrees that: (i) nothing contained in this Agreement shall give any Parent Party, directly or indirectly, the right to control or direct the operations of the Partnership, any of the Partnership’s Subsidiaries or the General Partner prior to the Merger 2 Effective Time, (ii) prior to the Merger 2 Effective Time, the Partnership, the Partnership’s Subsidiaries and the General Partner shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of any Parent Party shall be required with respect to any matter set forth in this Section 7.2 or elsewhere in this Agreement to the extent the requirement of such consent would violate any Law.

7.3 Conduct of the Business of the Parent Parties Pending the Closing.

(a) Except (w) as contemplated or required by this Agreement, (x) as set forth on Section 7.3(a) of the Parent Disclosure Schedule, (y) as required by applicable Law or (z) with the prior written consent of the Partnership, which consent shall not be unreasonably withheld, conditioned or delayed during the period from the date of this Agreement until the earlier of the Merger 2 Effective Time and the termination of this Agreement in accordance with Article IX, Parent shall not, and shall cause Parent’s Subsidiaries (including Merger Sub and Merger Sub II) not to:

(i) effect any recapitalization, reclassification, stock split, reverse stock split or like change in the capitalization of Parent;

(ii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent;

(iii) other than the Debt Financing, Parent shall not incur, issue, assume, guarantee or otherwise become liable for any Indebtedness that would reasonably be expected to impede or delay the Closing;

(iv) amend the Parent Charter or Parent Bylaws (other than an amendment to the Parent Bylaws effected in order to increase the size of the Parent Board of Directors as contemplated in the Shareholders’ Agreement);

(v) (A) authorize or pay any dividends or make any distribution with respect to its outstanding capital stock or other ownership interests (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except dividends and distributions paid or made by Parent’s wholly owned Subsidiaries and dividends and distributions paid or made pursuant to the governing documents of the Parent Subsidiaries or (B) redeem, purchase or otherwise acquire any of its outstanding capital stock or any rights, warrants or options to acquire any capital stock or other ownership interests, except pursuant to the exercise by Parent of purchase rights set forth in Parent’s employee benefit plans identified on Section 7.3(a)(v) of the Parent Disclosure Schedule;

(vi) enter into any new line of business material to Parent and its Subsidiaries, taken as a whole, other than as contemplated by Parent’s business plan provided to the Partnership prior to the date hereof;

(vii) take any action that would require the prior written consent of the holders of shares of Series D Preferred Stock and/or Series E Preferred Stock if such shares were outstanding as of the date of this Agreement; or

(viii) agree in writing or otherwise to take any of the foregoing actions prohibited by this Section 7.3(a).

(b) Each of the Partnership, Seller and the General Partner acknowledges and agrees that: (i) nothing contained in this Agreement shall give Partnership, Seller or the General Partner, directly or indirectly, the right to control or direct the operations of Parent or any of Parent’s Subsidiaries prior to the Merger 2 Effective Time, (ii) prior to the Merger 2 Effective Time, Parent and Parent’s Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of the Partnership, Seller or the General Partner shall be required with respect to any matter set forth in this Section 7.3 or elsewhere in this Agreement to the extent the requirement of such consent would violate any Law.

7.4 Conditions. Without limiting any other covenant in this Agreement (including the obligations of the Parent Parties set forth in Section 7.6 and Section 7.11), which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 7.4, each of the Partnership, on the one hand, and the Parent Parties, on the other hand, agrees to use its respective reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws to (i) consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. Subject to appropriate confidentiality protections, each of the Partnership, on the one hand, and the Parent Parties, on the other hand, shall furnish to the other such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

7.5 Consents. Each of Parent and the Partnership shall use (and the Partnership shall cause its Subsidiaries to use) their respective commercially reasonable efforts to obtain all consents and approvals referred to in Section 4.3(a) (or Section 4.3(a) of the Partnership Disclosure Schedule) and Section 6.3(a) (or Section 6.3(a) of the Parent Disclosure Schedule); provided, however, that (a) no party shall be obligated to pay any (i) costs, fees or expenses in connection therewith (other than immaterial administrative and/or legal costs and expenses) or (ii) consideration to any third party from whom any such consent or approval is requested under any Contract (in the case of clauses (i) and (ii), other than as set forth on Section 7.5(a) of the Partnership Disclosure Schedule), and (b) the consent of Parent shall be required with respect to any material amendment or modification to any Contract for the purpose of obtaining any such consent or approval that is adverse in any material respect to any of the Parent Parties, the Partnership or any of the Partnership’s Subsidiaries; provided, further, that each of the parties acknowledge and agree that obtaining none of such consents or approvals shall be a condition to Closing.

7.6 Regulatory Approvals.

(a) Each of the Partnership, on the one hand, and the Parent Parties, on the other hand, shall cooperate with one another and use its reasonable best efforts to, and cause its respective Affiliates to use their reasonable best efforts to, (i) prepare all necessary documentation (including furnishing all information required under the Competition Laws) to effect promptly all necessary filings with any Governmental Authority and (ii) obtain as soon as reasonably practicable all consents, waivers and approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement. Each of the Partnership, on the one hand, and the Parent Parties, on the other hand, shall provide to the other copies of all correspondence between it (or its advisors) and any Governmental Antitrust Entity or other Governmental Authority relating to the transactions contemplated by this Agreement or any of the matters described in this Section 7.6. Each of the Partnership, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly inform the other of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. Each of the Partnership, on the one hand, and the Parent Parties, on the other hand, shall use reasonable efforts to permit the other to participate in any substantive meeting or conference call with respect to substantive matters with any Governmental Authority in respect of any such filings, investigation, or other inquiry, and, to the extent permitted by such Governmental Authority and reasonably practicable under the applicable circumstances, provide the other notice of, and the opportunity to attend and/or participate. To the extent permissible under applicable Law, each of the Partnership, on the one hand, and the Parent Parties, on the other hand, will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Competition Laws. The parties may, as they deem advisable, designate any competitively sensitive materials provided to the other under this Section 7.6(a) or any other section of this Agreement as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(b) Without limiting the generality of the undertakings pursuant to this Section 7.6, each of the Partnership, on the one hand, and the Parent Parties, on the other hand shall (including by causing their “ultimate parent entities” as that term is defined in the HSR Act to) (i) prepare and file or cause to be prepared and filed all forms, registrations and appropriate filings pursuant to any applicable Competition Law and with any applicable Governmental Antitrust Entity for which a competition filing is required as soon as reasonably practicable, including filing any notification and report form and related material required under (x) the HSR Act no later than ten (10) Business Days after the date hereof and (y) and any similar Law enforced by any Governmental Antitrust Entity regarding pre-acquisition notifications for the purpose of competition reviews no later than ten (10) Business Days after the date hereof, (ii) provide or cause to be provided as promptly as practicable to any Governmental Antitrust Entity information and documents requested by such Governmental Antitrust Entity or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement and (iii) supply at the earliest practicable date to the appropriate Governmental Antitrust Entities any additional information and documentary material that may be requested pursuant to a Competition Law or other applicable Law. Each of the Parent Parties and the Partnership shall use reasonable best efforts to cause (and shall cause its “ultimate parent entity” as that term is defined in the HSR Act to cause) the filings under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. Parent shall be responsible for all filing fees under the HSR Act, any other Competition Laws and/or under any such other laws or regulations applicable to Parent. The Parent Parties shall not, without the written consent of the Partnership, “pull-and-refile” pursuant to 16 C.F.R. 803.12 any filing made under the HSR Act, or take any similar action without prior written approval from the Partnership with respect to any filing made with any Governmental Antitrust Entity, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) If any objections are asserted with respect to the transactions contemplated hereby under any Competition Law or if any Action is instituted by any Governmental Antitrust Entity or any private party challenging any of the transactions contemplated hereby as violative of any Competition Law, each of Parent and the Partnership shall use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), and/or (ii) take such action as necessary to overturn any regulatory action by any Governmental Antitrust Entity to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), including by defending any Action brought by any Governmental Antitrust Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Antitrust Entity or private party may have to such transactions under such Competition Law so as to permit consummation of the transactions contemplated by this Agreement. From the date of this Agreement until the Closing, each party shall promptly notify the other parties in writing of any pending or, to the Knowledge of Parent or the Knowledge of the Partnership (as the case may be), threatened Action (i) challenging or seeking material damages in connection with the transactions contemplated herein or (ii) seeking to restrain or prohibit the consummation of such transactions or otherwise limit in any material respect the right of Parent or any Affiliate of Parent to own or operate all or any portion of the businesses or assets of the Partnership or any of its Subsidiaries.

(d) Notwithstanding the foregoing, Parent shall, and shall cause its Affiliates to, take all actions necessary to avoid or eliminate each and every impediment under any Competition Law so as to enable the consummation of the transactions contemplated hereby, including the Mergers and the Purchase, to occur as soon as reasonably possible (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, a hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines, groups, practices or assets of Parent or its Affiliates (including the Surviving Corporation and its Affiliates) and (ii) taking or committing to take actions that after the Closing Date would limit Parent’s or its Affiliates’ (including the Surviving Corporation’s and its Affiliates’), freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines, groups, practices or assets of Parent and its Affiliates (including the Surviving Corporation and its Affiliates), and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the transactions contemplated hereby, including the Mergers and the Purchase, and in that regard Parent shall and, shall cause its Affiliates (including the Surviving Corporation and its Affiliates) to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to Parent’s or its Affiliates’ (including the Surviving Corporation’s and its Affiliates’), ability to retain, any of the businesses, product lines, groups, practices or assets of Parent or any of its Affiliates (including the Surviving Corporation and its Affiliates); provided, however, that the Parent Parties and their Affiliates shall not be required pursuant to this Section 7.6 to take any action that would reasonably be expected to have a material and adverse effect on Parent and its Affiliates (including the Surviving Corporation and its Affiliates), considered as a whole.

(e) From the date of this Agreement through the date (i) of termination of the required waiting periods under the HSR Act and all applicable Competition Laws and (ii) the consents required pursuant to Section 7.6(a) are obtained, each of the Parent Parties and any of their Affiliates and the Partnership and its Affiliates shall not take any action that would reasonably be expected to hinder or delay, as applicable, the obtaining of clearance or the expiration of the required waiting periods under the HSR Act and such applicable Competition Laws, or the obtaining of the consents required pursuant to Section 7.6(a) from the applicable Governmental Authorities.

(f) Subject to the Partnership’s compliance with the first sentence of Section 7.6(a), the Parent Parties shall, no later than ten (10) Business Days after the date hereof, prepare and file with the Cayman Islands Monetary Authority (“CIMA”) the requisite notifications and documents in connection with the transfer of ultimate beneficial ownership of Marblehead resulting from the consummation of the transactions contemplated hereby. Without limiting the generality of the foregoing, Parent, the Partnership and Seller shall, within ten (10) Business Days of the date hereof, provide to Marblehead’s insurance manager in the Cayman Islands full and complete sets of originals of all documentation requested by Marblehead’s insurance manager which, in Marblehead’s insurance manager’s opinion is reasonably necessary or desirable in connection with receiving the consent of CIMA as soon as reasonably practicable to the change of ownership of Marblehead from the Partnership to Parent on the terms of this Agreement. For the avoidance of doubt, such information shall include details of the proposed directors together with their personal questionnaires and supporting documentation, a pre- and post-Closing group structure chart of Parent and a written confirmation as to any immediate change in the business plan of Marblehead following the Closing. Parent shall not replace, or propose or notify CIMA of its intention to replace, the directors of Marblehead, and, prior to the Closing, the Partnership will cause the director of Marblehead identified in Section 7.6(f) of the Partnership Disclosure Schedule to resign as a director of Marblehead. Parent, the Partnership and Seller shall promptly file any supplemental or additional information which may reasonably be requested by CIMA in connection with such filing and shall comply in all material respects with all applicable Law relating thereto. Parent shall keep the Partnership informed on a current basis of the status of its discussions with CIMA and shall provide the Partnership with any correspondence relating thereto.

(g) Subject to the Parent Parties’ compliance with the first sentence of Section 7.6(a), the Partnership and Parent shall, no later than five (5) Business Days after the date hereof, prepare and file with the State of New Jersey Department of Health a joint certificate of need / transfer of ownership (or other appropriate form as directed by the State of New Jersey Department of Health) in connection with the transfer of the Partnership’s indirect ownership interest in Meadows Surgery Center, LLC (together with all exhibits, schedules and documents, related thereto, the “NJ Application”) resulting from the consummation of the transactions contemplated hereby. Parent shall promptly (and in any event, no later than two (2) Business Days following the date hereof) provide to the Partnership all information within its possession or otherwise required to be disclosed with respect to Parent and its Subsidiaries (including any of its or their interests in any and all other New Jersey licensed health care facilities such as ambulatory surgery centers) as is reasonably necessary in connection with the NJ Application, including properly completed portions of the NJ Application to be made by the Partnership with the State of New Jersey Department of Health which relate to Parent and/or its Subsidiaries. The Partnership shall promptly file (and Parent shall promptly, and in any event, within two (2) Business Days following receipt of notice from the Partnership, provide to the Partnership all information within its possession or otherwise required to be disclosed with respect to Parent and its Subsidiaries (including any of its or their interests in any and all New Jersey licensed health care facilities including ambulatory surgery centers) related to) any supplemental or additional information which may reasonably be requested by the State of New Jersey Department of Health in connection with the NJ Application and shall comply in all material respects with all applicable Law relating thereto. The Partnership shall keep Parent informed on a current basis of the status of its discussions with the State of New Jersey Department of Health and shall provide the Partnership with any correspondence relating thereto.

7.7 Indemnification, Exculpation and Insurance.

(a) From and after the Closing Date, (i) to the extent provided in the certificate of limited partnership and/or the Partnership Agreement of the Partnership solely with respect to the Partnership, in each case, as in effect on the date hereof, (ii) to the extent provided in the certificate of formation and/or the limited liability company agreement of the General Partner, in each case, as in effect on the date hereof, solely with respect to the General Partner and/or (iii) to the greater of (x) the maximum extent permitted under applicable Law and (y) the extent provided in the applicable governing documents of the Partnership’s Subsidiaries, Parent shall, and shall cause the Surviving Corporation, the General Partner and their respective Subsidiaries to, indemnify, defend and hold harmless the individuals who on or prior to the Closing Date were directors or officers of the Partnership, the General Partner and/or any of their respective Subsidiaries (collectively, the “D&O Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Partnership, the General Partner or any of their respective Subsidiaries at any time on or prior to the Closing Date. Parent agrees that all rights of the D&O Indemnitees to advancement of expenses, indemnification and exculpation from liabilities for acts or omissions occurring on or prior to the Closing Date as provided in (x) the certificate of limited partnership or the Partnership Agreement of the Partnership, (y) the certificate of formation and the limited liability company agreement of the General Partner or (z) the certificate of incorporation or bylaws (or comparable organizational documents) of any of their respective Subsidiaries, in each case, as in effect on the date hereof, and any indemnification agreements of the Partnership, the General Partner and/or any of their respective Subsidiaries in effect on the date hereof shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. Such rights and obligations under this Section 7.7 shall not be amended or otherwise modified in any manner that would adversely affect the rights of any of the D&O Indemnitees, unless such modification is required by Law or approved by each such D&O Indemnitee. In addition, Parent shall, or shall cause the Surviving Corporation, the General Partner and their respective Subsidiaries, as the case may be, to advance, pay and/or reimburse any expenses of any D&O Indemnitee under this Section 7.7 as incurred (i) to the extent provided in the certificate of limited partnership and/or the Partnership Agreement of the Partnership solely with respect to the Partnership, in each case, as in effect on the date hereof, (ii) to the extent provided in the certificate of formation and/or the limited liability company agreement of the General Partner, in each case, as in effect on the date hereof, solely with respect to the General Partner and/or (iii) to the fullest extent permitted under applicable Law with respect to each of the Partnership’s Subsidiaries, provided, that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b) Parent, for a period of six (6) years after the Closing Date, shall cause (i) the certificate of incorporation and bylaws of the Surviving Corporation and the certificate of formation and the limited liability company agreement of the General Partner to contain provisions no less favorable to the D&O Indemnitees with respect to limitation of liability, advancement of expenses and indemnification than are set forth as of the date of this Agreement in the certificate of limited partnership and the Partnership Agreement of the Partnership and the certificate of formation and the limited liability company agreement of the General Partner and (ii) the certificate of incorporation and bylaws (or comparable organizational documents) of each Subsidiary of the Surviving Corporation and the General Partner to contain provisions no less favorable with respect to limitation of liability, advancement of expenses and indemnification of partners, members, directors, officers, employees and agents, than are set forth in such documents as of the date of this Agreement.

(c) Parent, from and after the Closing Date, shall cause the certificate of incorporation and bylaws of the Surviving Corporation and the certificate of formation and the limited liability company agreement of the General Partner to contain provisions no less favorable to the Unitholders and each of their respective partners, stockholders, members, Affiliates, directors, officers, fiduciaries, managers, controlling Persons, employees and agents and each of the partners, stockholders, members, Affiliates, directors, officers, fiduciaries, managers, controlling Persons, employees, agents and successors of each of the foregoing (collectively, the “Unitholder Indemnitees”) with respect to limitation of liability of the

Unitholder Indemnitees, advancement of expenses of the Unitholder Indemnitees and indemnification of the Unitholder Indemnitees than are set forth as of the date of this Agreement in the certificate of limited partnership and the Partnership Agreement of the Partnership and the certificate of formation and the limited liability company agreement of the General Partner, in each case for a period of six (6) years after the Closing Date, which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Unitholder Indemnitees.

(d) Each of Parent, the Surviving Corporation and the General Partner shall cooperate, and cause their respective Affiliates to cooperate, in the defense of any claim that is subject to the limitation of liability, advancement of expenses and/or indemnification as contemplated by this Section 7.7 and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e) The Surviving Partnership and the General Partner shall, and shall cause their respective Subsidiaries (including All Women’s Healthcare Holdings, Inc. and Sheridan Holdings, Inc.) to, provide or maintain in effect for six (6) years from and after the Merger 2 Effective Time, through the purchase of “run-off” coverage or otherwise, directors’ and officers’ and corporate liability insurance covering those individuals who are covered by the directors’ and officers’ and corporate liability insurance policies provided for directors and officers of the General Partner, the Partnership and their respective Subsidiaries (including All Women’s Healthcare Holdings, Inc. and Sheridan Holdings, Inc.) as of the date hereof (the “Existing Policies”) on terms comparable in all respects to the Existing Policies and such coverage shall contain minimum aggregate limits of liability for directors’ and officers’ and corporate liability insurance coverage for directors and officers of the General Partner, the Partnership and their respective Subsidiaries (including All Women’s Healthcare Holdings, Inc. and Sheridan Holdings, Inc.) with the amount of coverage at least equal to that of the Existing Policies and deductibles no larger than those of the Existing Policies; provided, however, that if such “run-off” or other coverage is not available at a cost not greater than three hundred percent (300%) of the annual premiums paid as of the date hereof under the Existing Policies (the “Insurance Cap”) (which premiums are set forth in Section 7.7(e) of the Partnership Disclosure Schedule), then the Partnership and the General Partner shall be required to, and shall cause their respective Subsidiaries (including All Women’s Healthcare Holdings, Inc. and Sheridan Holdings, Inc.) to, obtain as much coverage as is possible under substantially similar policies for such annual premiums as do not exceed the Insurance Cap.

(f) Notwithstanding anything to the contrary in this Section 7.7, each of Parent, the General Partner and the Surviving Corporation agrees that any indemnification, advancement of expenses or insurance available to any D&O Indemnitee who on or prior to the Closing Date was a director of the General Partner, the Partnership or any of their respective Subsidiaries by virtue of such D&O Indemnitee’s service as a partner or employee of any investment fund affiliated with or managed by Hellman & Friedman LLC on or prior to the Closing Date (any such Indemnitee, a “H&F Director”) shall be secondary to the indemnification, advancement of expenses and insurance to be provided by Parent, the General Partner, the Surviving Corporation, the Surviving Corporation’s Subsidiaries (including All

Women’s Healthcare Holdings, Inc. and Sheridan Holdings, Inc.) pursuant to this Section 7.7 and that Parent, the General Partner, the Surviving Corporation, the Surviving Corporation’s Subsidiaries (including All Women’s Healthcare Holdings, Inc. and Sheridan Holdings, Inc.) (i) shall be the primary indemnitors of first resort for H&F Directors pursuant to this Section 7.7, (ii) shall be fully responsible for the advancement of expenses, indemnification and exculpation from liabilities with respect to H&F Directors which are addressed by this Section 7.7 and (iii) shall not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification or insurance available to any H&F Director with respect to any matter addressed by this Section 7.7.

(g) The obligations of Parent, the General Partner and the Surviving Corporation under this Section 7.7 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee or Unitholder Indemnitee to whom this Section 7.7 applies without the consent of each affected D&O Indemnitee and Unitholder Indemnitee (it being expressly agreed that the D&O Indemnitees and Unitholder Indemnitees to whom this Section 7.7 applies shall be third party beneficiaries of this Section 7.7). The provisions of this Section 7.7 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee and Unitholder Indemnitee, his, her or its heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Law, Contract or otherwise.

(h) In the event that the General Partner, the Surviving Corporation or any of their respective successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made by Parent, the General Partner and the Surviving Corporation so that the successors and assigns of the General Partner or the Surviving Corporation, as applicable, shall assume all of the obligations thereof set forth in this Section 7.7.

(i) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the General Partner, the Partnership or any of the Partnership’s Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 7.7 is not prior to or in substitution for any such claims under such policies.

7.8 Preservation of Records. Parent shall, and shall cause the General Partner, the Surviving Corporation and its and their respective Subsidiaries to, preserve and keep the records held by them relating to the respective businesses of the General Partner and the Partnership and their respective Subsidiaries for a period of seven (7) years from and after the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and officers, management, employees, advisors and Representatives available, at reasonable times and upon reasonable advance notice, to the Unitholders’ Representative, the Unitholders, Seller and any of their respective Affiliates and/or Representatives as may be reasonably required by such Person in connection with any insurance claims by, Actions or Tax audits against, governmental investigations of, compliance with legal requirements by, or the preparation of financial statements of, the Unitholders’ Representative, any Unitholder, Seller or any of their respective Affiliates and/or otherwise in connection with any other matter relating to or resulting from this Agreement.

7.9 Publicity. Neither Seller or the Partnership, on the one hand, nor any of the Parent Parties, on the other hand, shall issue any press release or public announcement or comment concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of Parent or either the Partnership (prior to the Closing) or the Unitholders’ Representative (at and after the Closing), respectively (which approval will not be unreasonably withheld, conditioned or delayed), unless and only to the extent, in the judgment of such party upon the advice of its outside counsel, disclosure is required by applicable Law (including the periodic reporting requirements under the Exchange Act) or under the rules of any securities exchange on which the securities of such party or any of its Affiliates are listed; provided, that to the extent so required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with applicable Law to consult with the other parties in advance of such release with respect to the text thereof.

7.10 Employment and Employee Benefits.

(a) Parent covenants and agrees to cause the Surviving Corporation and its Subsidiaries to, for a period of one (1) year following the Closing Date, provide to each Continuing Employee (i) annual base salary or base wages, and cash target incentive compensation opportunities (for the avoidance of doubt, excluding equity incentives), in each case, that are no less favorable in the aggregate than such annual base salary or base wages, and cash target incentive compensation opportunities (for the avoidance of doubt, excluding equity incentives) provided to the Continuing Employees immediately prior to the Closing Date, (ii) severance compensation benefits to any Continuing Employees during the one (1) year period following the Closing Date at levels at least equivalent to the levels of such severance compensation benefits as in effect under the Benefit Plans immediately prior to the Closing and (iii) other employee benefits that are no less favorable in the aggregate than those provided to the Continuing Employees immediately prior to the Closing under any Benefit Plan. Employees of the Partnership or the Partnership’s Subsidiaries immediately prior to the Closing who continue their employment with the Surviving Corporation or its Subsidiaries following the Closing Date are hereinafter referred to as the “Continuing Employees”.

(b) For purposes of eligibility and vesting and for determining the level of entitlement to benefits, including the level or amount of vacation and severance compensation benefits under the benefit and compensation plans, programs, agreements and arrangements of Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees are eligible to participate following the Closing (the “Parent Plans”), Parent and the Surviving Corporation shall use its commercially reasonable efforts to credit each Continuing Employee with his or her years of service with the Partnership, the Partnership’s Subsidiaries and any predecessor entities, to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Benefit Plan or if no such Benefit Plan was in effect, to the extent permitted under the applicable Parent Plan; provided, however, that no such service shall be credited to the extent that it would result in a duplication of benefits with respect to the same period of service. In addition, Parent, the Surviving Partnership or any of their respective Subsidiaries shall use commercially reasonable efforts to cause, as of any date that any employee benefits are no longer provided to a Continuing Employee under a Benefit Plan (i) such Continuing Employee to be immediately eligible to participate, without any waiting time, in the comparable Parent Plan, (ii) for purposes of each such Parent Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Parent Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Benefit Plans in which such Continuing Employee participated immediately prior to such date, and (iii) for the plan year in which such date occurs, the crediting of each Continuing Employee with any co-payments, deductibles and out-of-pocket expenses paid prior to such date in satisfying any applicable co-payments, deductibles or out-of-pocket requirements under any Parent Plan.

(c) The parties hereto acknowledge and agree that all provisions contained in this Section 7.10 with respect to employees of the Partnership and the Partnership’s Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other person, including any employees, former employees, any participant or any beneficiary thereof in any Benefit Plan or Parent Plan, or (ii) to continued employment with the Partnership, any of the Partnership’s Subsidiaries, Parent or the Surviving Corporation. After the Merger 2 Effective Time, nothing contained in this Section 7.10 shall interfere with the right of the Partnership, any of the Partnership’s Subsidiaries, Parent or the Surviving Corporation to amend, modify or terminate any Benefit Plan or Parent Plan (subject, in each case, to the provisions of Sections 7.10(a) and 7.10(b) above) or to terminate the employment of any employee of the Partnership or the Partnership’s Subsidiaries for any reason.

7.11 Financing.

(a) Each of the Parent Parties shall (i) use their respective reasonable best efforts to obtain and consummate the Debt Financing described in the Debt Commitment Letter on the terms and conditions described in the Debt Commitment Letter (including the exercise of so-called “flex” provisions in the related fee letter) as promptly as practicable (taking into account the timing of the Marketing Period and the Closing), including using reasonable best efforts to (A) maintain in full force and effect the Debt Commitment Letter until consummation of the transactions contemplated by this Agreement and to negotiate and execute definitive agreements with respect to the Debt Financing on the terms contained in the Debt Commitment Letter (including any “flex” provisions applicable thereto) or on the terms that, taken as a whole, are not materially less favorable to Parent than the terms contained in the Debt Commitment Letter (including any “flex” provisions applicable thereto), in each case which terms shall not in any respect expand on the conditions to the funding of the Debt Financing at the Closing or reduce the aggregate amount of the Debt Financing available to be funded on the Closing Date (the “Debt Financing Agreements”), (B) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to the Parent Parties in the Debt Commitment Letter and such Debt Financing Agreements that are to be satisfied by any of the Parent Parties and to consummate the Debt Financing at or prior to the Closing, and (C) cause the Debt Financing Sources, lenders and other Persons committing to provide the Debt Financing to comply with their obligations under the Debt Commitment Letter and the Debt Financing Agreements and to fund such Debt Financing at Closing, including, if necessary to consummate the transactions contemplated hereby on a timely basis, by taking enforcement action (including through litigation), (ii) comply with their obligations under the Debt Commitment Letter and the Debt Financing Agreements and (iii) identify to the Partnership in writing, with reasonable specificity, the types of Other Financial Information that Parent requires for the Debt Financing no later than June 12, 2014. Parent shall keep the Partnership informed on a reasonably current basis in reasonable detail of any material developments concerning the status of the Debt Financing. The Parent Parties shall provide the Partnership, upon reasonable request, with copies of any Debt Financing Agreements and such other information and documentation regarding the Debt Financing as shall be reasonably necessary to allow the Partnership to monitor the progress of such financing activities.

(b) In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions applicable thereto) contemplated in the Debt Commitment Letter, each of the Parent Parties shall use their respective reasonable best efforts to arrange to promptly obtain alternative financing from alternative sources in an amount sufficient, when added to the portion of the Debt Financing that is available, to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses (“Alternative Financing”) as promptly as practicable following the occurrence of such event and to obtain, and when obtained, to provide the Partnership with a copy of, a new financing commitment that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”). If applicable, any reference in this Agreement to “Debt Financing” shall include “Alternative Financing”, any reference to “Debt Commitment Letter” shall include the “Alternative Financing Commitment Letter” and any references to “Debt Financing Agreements” shall include the definitive documentation relating to any such Alternative Financing.

(c) Parent shall promptly (and, in any event, within one (1) Business Day) notify the Partnership in writing (i) of any breach or default by any party to the Debt Commitment Letter or any Debt Financing Agreement if such breach or default would reasonably be expected to affect the timely availability of, or the amount of, such Debt Financing and (ii) of the receipt by any of the Parent Parties or any of their respective Affiliates or Representatives of any notice or other communication from any Debt Financing Source or any other Person with respect to any (A) actual, threatened or alleged breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Debt Financing Agreement or any provision of the Debt Financing contemplated pursuant to the Debt Commitment Letter or any Debt Financing Agreement (including any proposal by any Debt Financing Source, lender or other Person to withdraw, terminate or make a material change in the terms of (including the amount of Debt Financing contemplated by) the Debt Commitment Letter that would reasonably be expected to affect the timely availability of, or the amount of, such Debt Financing) or (B) material dispute or disagreement between or among any parties to any Debt Commitment Letter or any Debt Financing Agreement if such dispute or disagreement would reasonably be expected to affect the timely availability of, or amount of, the Debt Financing. As soon as reasonably practicable, but in any event within two (2) Business Days after the Partnership delivers to a Parent Party a written request, Parent shall provide any information reasonably requested by the Partnership relating to any of the circumstances referred to in this Section 7.11(c).

(d) None of the Parent Parties shall permit or consent to (i) any amendment, supplement or modification to be made to the Debt Commitment Letter if such amendment, supplement or modification would (A) change, expand or impose new conditions precedent to the funding of the Debt Financing from those set forth therein on the date hereof, (B) change the timing of the funding of the Debt Financing thereunder or reasonably be expected to impair, delay or prevent the availability of all or a portion of the Debt Financing or the consummation of the transactions contemplated by this Agreement, (C) reduce the aggregate cash amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing (except as set forth in any “flex” provisions existing on the date hereof) or (D) otherwise adversely affect the ability of any of the Parent Parties to consummate the transactions contemplated by this Agreement or the timing of the Closing (collectively, the “Restricted Commitment Letter Amendments”) (provided, that subject to the limitations set forth in this Section 7.11, the Parent Parties may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof (but not to make any other changes), but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Restricted Commitment Letter Amendment), (ii) any waiver of any provision or remedy under the Debt Commitment Letter, or (iii) early termination of the Debt Commitment Letter. For purposes of this Agreement, references to the “Debt Commitment Letter” shall include such document as permitted or required by this Section 7.11 to be amended, modified or waived, in each case from and after such amendment, modification or waiver.

(e) The Parent Parties shall ensure that the Debt Financing Agreements permit Parent and its Subsidiaries to apply, distribute and use the proceeds received by Parent or any of its Subsidiaries from any Qualified Offering (as defined in the Shareholders’ Agreement) in the manner set forth in Section 3.6 of the Shareholders’ Agreement.

(f) The Partnership agrees that if it shall become aware of any information that would cause any of the statements in the Prospectus Supplement based on such written information provided by or on behalf of the Partnership or Seller to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make such statements therein not false or misleading, it shall promptly inform Parent in writing, and Parent shall use its reasonable best efforts to promptly amend or supplement the Prospectus Supplement; provided, that Parent shall have provided a draft of the Prospectus Supplement to the Partnership in advance of any applicable filing and shall have given the Partnership a reasonable opportunity and period of time to review and comment on the Prospectus Supplement. If Parent becomes aware of any information that would cause any of the statements in the Registration Statement, the Prospectus Supplement or any other prospectus related thereto (other than the written information provided by or on behalf of the Partnership or Seller expressly for inclusion in the Prospectus Supplement and which appears in the Registration Statement, the Prospectus Supplement or any other prospectus related thereto), as then amended or supplemented, to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make such statements not false or misleading, Parent shall use its reasonable best efforts to promptly amend or supplement the Registration Statement, the Prospectus Supplement or such other prospectus.

7.12 Financing Assistance.

(a) Prior to the Closing, the Partnership agrees to use reasonable best efforts to provide, and shall cause the Partnership’s Subsidiaries and its and their officers, directors and employees to use reasonable best efforts to provide and shall use its reasonable best efforts to direct its and their accountants, legal counsel and other representatives to provide, all cooperation as may be reasonably requested by Parent in connection with the arrangement of the Debt Financing contemplated by the Debt Commitment Letter, including using reasonable best efforts to (i) assist with the preparation of disclosure schedules, projections and similar documents in connection therewith, (ii) furnish to Parent (A) the Required Financial Information and (B) such other financial and other pertinent information regarding the Partnership and its Subsidiaries as may be reasonably requested by Parent and that is customarily needed for financings of the type contemplated by the Debt Commitment Letter, (iii) reasonably cooperate with the marketing efforts of Parent and the Lead Debt Financing Sources with respect to the Debt Financing, including cooperating in the preparation of any bank information memoranda and materials for ratings agencies, in each case, only to the extent customarily needed for financings of the type contemplated by the Debt Commitment Letter and participating in a reasonable number of investor and bank meetings, due diligence sessions, and investor and bank presentations, (iv) provide Parent all documentation and other information with respect to the Partnership and its Subsidiaries as shall have been reasonably requested in writing by Parent at least nine (9) days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, and that are required by Section 9 of Exhibit D of the Debt Commitment Letter, (v) reasonably facilitate the pledging of collateral substantially concurrently with the Closing, including obtaining such documentation and/or taking such steps (including lien searches, payoff letters, lien releases and instruments of termination or discharge) reasonably requested by Parent or its financing sources in order to release all Liens over the properties and assets of the Partnership securing obligations under the Indebtedness of the Partnership and taking reasonable actions necessary to permit the Lead Debt Financing Sources to evaluate the Partnership’s assets for the purposes of establishing collateral arrangements and (vi) seek to cause the Partnership’s independent registered accounting firm to provide customary comfort letters to any underwriters or initial purchasers consistent with SAS 72 (as amended) with respect to the Partnership’s financial statements and other financial information included in the Required Financial Information. Notwithstanding the foregoing, (A) such requested cooperation shall not unreasonably interfere with the business or the ongoing operations of the Partnership and/or the Partnership’s Subsidiaries, (B) nothing in this Section 7.12 shall require cooperation to the extent that it would (x) cause any condition to the Closing set forth in Sections 8.1 or 8.2 to not be satisfied or otherwise cause any breach of this Agreement or (y) reasonably be expected to conflict with or violate the Partnership’s organizational documents or any Law, or result in the contravention of, or result in a violation or breach of, or default under, any Material Contract, (C) neither the Partnership nor any of the Partnership’s Subsidiaries shall be required to pay any commitment or other similar fee or, prior to the Merger 1 Effective Time, incur or assume any other liability or obligation in connection with the financings contemplated by the Debt Commitment Letter or the Debt Financing, and (D) prior to the Merger 2 Effective Time, none of the Partnership, the Partnership’s Subsidiaries or their respective general partners, managing members, directors, managers, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any Debt Financing Agreement, with respect to the Debt Financing and the general partners, managing members, directors and managers of the Partnership’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained. To the extent that this Section 7.12 requires the Partnership’s cooperation with respect to any of the Parent Parties’ obligations under the Debt Commitment Letter or relating to the Debt Financing, the Partnership shall be deemed to have complied with this Section 7.12 for purposes of Article IX of this Agreement if the Partnership has provided the Parent Parties with the assistance required under this Section 7.12 with respect to the Debt Commitment Letter and the Debt Financing, in each case without giving effect to any Alternative Financing Commitment Letter or Alternative Financing. The Partnership hereby consents to the use of its and the Partnership’s Subsidiaries’ logos in connection with the debt financing contemplated by the Debt Commitment Letter; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Partnership or the Partnership’s Subsidiaries.

(b) None of the Partnership, the Partnership’s Subsidiaries and their respective partners, members, directors, managers, officers, employees, accountants, legal counsel and other Representatives shall be required to take any action that would subject such Person to actual or potential liability, to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Debt Financing or their performance of their respective obligations under this Section 7.12 and any information utilized in connection therewith. Parent shall indemnify, defend and hold harmless each of the Partnership, the Partnership’s Subsidiaries and their respective partners, members, directors, managers, officers, employees, accountants, legal counsel and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing and the performance of their respective obligations under this Section 7.12 and any information utilized in connection therewith. Parent shall, promptly upon request of the Partnership at any time after the termination of this Agreement for any reason (other than a termination of this Agreement pursuant to Section 9.1(d)), reimburse the Partnership and the Partnership’s Subsidiaries for all reasonable out-of-pocket costs and expenses incurred by the Partnership or its Subsidiaries (including those of its accountants, consultants, legal counsel, agents and other Representatives) in connection with the cooperation required by this Section 7.12. For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 7.12, represent the sole obligation of the Partnership, the Partnership’s Subsidiaries and their respective partners, members, directors, managers, officers, employees, accountants, legal counsel and other Representatives with respect to cooperation in connection with the arrangement of the Debt Financing.

7.13 Exclusivity. Without limiting the obligations in Section 7.2(b)(vi), each of the General Partner and the Partnership agrees that after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, it shall not, it shall cause its Subsidiaries not to, it shall use its reasonable best efforts to cause its and its Subsidiaries’ officers, directors and employees not to, and it shall direct its and its Subsidiaries’ investment bankers, attorneys, accountants, agents, advisors, Representatives and other Affiliates not to, directly or indirectly, (a) solicit, initiate, or knowingly facilitate or encourage the submission of any Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action knowingly to facilitate or encourage any inquiries or the making of any proposal that constitutes, or could be expected to lead to, any Acquisition Proposal (except to provide notice of the existence of these provisions) or (c) enter into any agreement, arrangement or understanding providing for the consummation of the transactions contemplated with respect to any Acquisition Proposal. Without limiting the generality of the foregoing, each of the General Partner and the Partnership shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ officers, directors and employees, and it shall direct its investment bankers, attorneys, accountants, agents, advisors, Representatives and other Affiliates to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any Person, conducted prior to the date hereof with respect to any Acquisition Proposal. For purposes of this Section 7.13, “Acquisition Proposal” means any offer or proposal for, or indication of interest in, a merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Partnership or any of the Partnership’s Subsidiaries, any purchase of at least five percent (5%) of the assets of the Partnership and the Partnership’s Subsidiaries, taken as a whole, or any capital stock of the Partnership or any of the Partnership’s Subsidiaries, other than the transactions contemplated by this Agreement.

7.14 FIRPTA Certificate. The Partnership shall deliver to Parent at Closing a certificate in the form of Exhibit E attached hereto, duly executed and acknowledged, certifying any facts that would exempt the transactions contemplated hereby from withholding pursuant to Section 1445 of the Code and the Treasury Regulations thereunder.

7.15 Resignation of Directors.

(a) To the extent requested in writing by Parent no less than ten (10) Business Days prior to the Closing Date, the Partnership shall use its reasonable best efforts to cause to be delivered to Parent prior to the Closing written resignations of each director of the Partnership, which resignations shall be effective as of the Merger 1 Effective Time.

(b) To the extent requested in writing by Parent no less than ten (10) Business Days prior to the Closing Date, Sunbeam Primary shall use its reasonable best efforts to cause to be delivered to Parent prior to the Closing written resignations of each director of Sunbeam Primary, which resignations shall be effective as of the Merger 2 Effective Time.

7.16 Closing Agreements and Filings.

(a) Paying Agent Agreement. At the Closing, each of Parent and the Partnership shall duly execute and deliver to the other, and cause the Paying Agent to duly execute and deliver to Parent and the Partnership, a paying agent agreement customary for transactions of this type as mutually agreed to by Parent, the Partnership and the Paying Agent.

(b) Escrow Agreements. At the Closing, (i) each of Parent and the Unitholders’ Representative shall duly execute and deliver to the other, and cause the Escrow Agent to duly execute and deliver to Parent and the Unitholders’ Representative, the Working Capital Escrow Agreement, and (ii) the Unitholders’ Representative shall duly execute and deliver to the Escrow Agent, and cause the Escrow Agent to duly execute and deliver to the Unitholders’ Representative, the Unitholders’ Representative Escrow Agreement.

(c) Registration Rights Agreement. At the Closing, Parent shall duly execute and deliver to the Unitholders the Registration Rights Agreement.

(d) Shareholders’ Agreement. At the Closing, Parent shall duly execute and deliver to the Unitholders the Shareholders’ Agreement.

(e) Listing of Shares of Parent Common Stock. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock constituting the Stock Consideration (or, if applicable, the shares of Parent Common Stock into which any shares of Parent Series D Preferred Stock and/or Parent Series E Preferred Stock constituting the Stock Consideration are convertible) to be approved for listing on the Nasdaq Global Market, subject to official notice of issuance, prior to the Closing Date.

(f) Parent Articles of Amendment. In the event that the Stock Consideration issued at Closing will consist of shares of Parent Series D Preferred Stock and Parent Series E Preferred Stock, at or prior to the Closing, Parent shall cause each of the Parent Series D Articles of Amendment and the Parent Series E Articles of Amendment (collectively, the “Parent Articles of Amendment”) to be filed with the Secretary of State of the State of Tennessee.

7.17 Sale Request. H&F (as defined in the Unitholders’ Agreement) shall deliver the Sale Request to each of the other Unitholders pursuant to Section 2.5 of the Unitholders’ Agreement no later than fifteen (15) Business Days after the date of this Agreement, which, among other things, shall include a requirement that the applicable Unitholders approve the transactions contemplated by this Agreement, and execute and deliver to Parent the documents to be executed and delivered by the Unitholders, including the Registration Rights Agreement and the Shareholders’ Agreement, in each case, to the extent parties thereto.

7.18 Parent Shareholder Approval.

(a) If the Stock Consideration issued at Closing consists of shares of Parent Series D Preferred Stock and Parent Series E Preferred Stock, Parent shall use its reasonable best efforts to cause a meeting of its shareholders to obtain the Shareholder Approval (the “Initial Parent Shareholder Meeting”) to be duly called and held as promptly as reasonably practicable following the Closing Date (taking into account any comments from the SEC or its staff with respect to the Proxy Statement and the period of time necessary to disseminate the Proxy Statement in accordance with Rule 14a-6 of the Exchange Act) and shall comply with all legal requirements applicable to such meeting; provided, however, that Parent shall be permitted to adjourn, delay or postpone convening the Initial Parent Shareholder Meeting (i) with the consent of the Unitholders’ Representative, (ii) for the absence of a quorum or (iii) once for a period not to exceed thirty calendar days to solicit additional proxies; provided, further, however, that in the case of any such adjournment, delay or postponement, Parent shall cause the Initial Parent Shareholder Meeting to be duly called and held as promptly as reasonably practicable after the originally scheduled time.

(b) If the Stock Consideration issued at Closing consists of Parent Series D Preferred Stock and Parent Series E Preferred Stock, as soon as reasonably practicable (and, in any event, no later than ten (10) Business Days) after the Closing Date, Parent will prepare and file with the SEC a proxy statement to be sent to Parent’s shareholders in connection with the Initial Parent Shareholder Meeting (the “Proxy Statement”). The board of directors of Parent (the “Parent Board of Directors”) shall (i) include in the Proxy Statement (or any proxy statement filed with respect to any Subsequent Parent Shareholder Meeting) the recommendation of the Parent Board of Directors that shareholders vote in favor of the Shareholder Approval and (ii) use its reasonable best efforts to obtain the Shareholder Approval.

(c) If the Shareholder Approval is not obtained at the Initial Parent Shareholder Meeting, then Parent shall use its reasonable best efforts to continue to seek to obtain the Shareholder Approval at an additional special or annual meeting of Parent’s shareholders during each subsequent six-month period after the Initial Parent Shareholder Meeting (each, a “Subsequent Parent Shareholder Meeting,” and each together with the Initial Parent Shareholder Meeting, each a “Shareholder Meeting”) until the earlier of (i) the Shareholder Approval has been obtained or (ii) a Notice of Mandatory Conversion (as defined in the Parent Series D Articles of Amendment and the Parent Series E Articles of Amendment, as applicable) has been delivered.

(d) With respect to each Shareholder Meeting, Parent shall use its reasonable best efforts to solicit from Parent’s shareholders proxies in favor of the Shareholder Approval and to otherwise obtain the Shareholder Approval. Parent shall respond promptly to any comments received from the SEC with respect to the Proxy Statement (and each proxy statement filed with respect to any Subsequent Parent Shareholder Meeting), and Parent shall cause the Proxy Statement to be mailed to Parent’s shareholders at the earliest practicable date (taking into account any comments from the SEC or its staff with respect to the Proxy Statement or such other proxy statement). Parent shall provide to the Unitholders’ Representative, as promptly as practicable after receipt thereof, any written comments from the SEC or its staff or any written request from the SEC or its staff for amendments or supplements to the Proxy Statement (or any proxy statement filed with respect to any Subsequent Parent Shareholder Meeting) and shall provide the Unitholders’ Representative with copies of all correspondence between Parent, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement (or any proxy statement filed with respect to any Subsequent Parent Shareholder Meeting). Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement, any proxy statement filed with respect to any Subsequent Parent Shareholder Meeting or, in each case, any amendment or supplement thereto or responding to any comments of the Commission or its staff with respect thereto, Parent shall provide the Unitholders’ Representative with a reasonable opportunity to review and comment on such document or response and shall consider any such comments in good faith. Notwithstanding anything to the contrary set forth herein, in no event shall Parent seek Shareholder Approval after the delivery to Parent of a Notice of Mandatory Conversion (as defined in the Parent Series D Articles of Amendment and the Parent Series E Articles of Amendment, as applicable).

7.19 Tax Information.

(a) Parent shall furnish to the Unitholders as soon as reasonably practicable after the Closing Date and in any event within 100 days after the Closing Date the U.S. federal and state income Tax Returns of the Partnership for the taxable period ending on the Closing Date and all information concerning the Partnership required for the preparation of income Tax

Returns of the Unitholders, including Schedule K-1s for the Unitholders, in sufficient detail to enable each Unitholder to prepare its federal, state, local, foreign and other income Tax Returns with respect to pre-Closing Tax periods. The Partnership shall deliver to the Unitholders’ Representative draft U.S. federal and state income Tax Returns of the Partnership for the taxable year (or portion thereof) ending on the Closing Date (a “Pre-Closing Income Tax Return “) within 80 days after the Closing Date and shall prepare such Pre-Closing Income Tax Returns in a manner consistent with past practice. The Unitholders’ Representative and Parent shall act in good faith to resolve any dispute with respect to such Pre-Closing Income Tax Returns prior to the date on which the relevant Pre-Closing Income Tax Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by the Independent Accountant.

(b) The Unitholders’ Representative and Parent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding or any tax planning and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Parent shall represent the interests of the Partnership and its Subsidiaries in any audit or dispute of a Tax Return of the Partnership or any of its Subsidiaries, including, without limitation, any disposition of such audit and any litigation resulting therefrom; provided, that to the extent any such audit or dispute may affect the tax liability of a Unitholder (i) Parent shall provide the Unitholders’ Representative with copies of all correspondence, notices and other written materials received from any taxing authorities and shall otherwise keep the Unitholders’ Representative and its tax advisor advised of significant developments in the audit or dispute and of significant communications involving representatives of the taxing authorities, (ii) Parent shall provide the Unitholders’ Representative with a copy of any written submission to be sent to a taxing authority prior to the submission thereof and shall consider any comments or suggested revisions that the Unitholders’ Representative may have with respect thereto and (iii) to the extent the audit or dispute relates to a taxable period ending on or prior to the Closing Date, the Unitholders’ Representative shall be able to participate in such audit or dispute at its own expense; provided, however, Parent shall not settle or otherwise resolve such audit or dispute without the consent of the Unitholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed.

7.20 Section 280G. Prior to the Closing Date, the Partnership will use its reasonable efforts to seek Unitholder approval, in accordance with Section 280G(b)(5)(B) of the Code, of the right of any “disqualified individual” to receive or retain any payments that would, in the absence of such Unitholder approval, constitute “excess parachute payments” within the meaning of Section 280G of the Code. Prior to seeking such approvals, the Partnership shall use its reasonable efforts to seek and obtain waivers from the intended recipients of such payments such that unless such payments are approved by the Unitholders to the extent and in the manner prescribed under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code, each of the Partnership and the Partnership’s Subsidiaries shall not make such payments and the intended recipients shall have no right or entitlement with respect thereto.

7.21 Tax Treatment. So long as there is no Threshold Cash Increase, (i) this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations, (ii) from and after the date of this Agreement and until the Merger 3 Effective Time, each of the Parent and the Partnership shall use their best efforts to cause Merger 2 and Merger 3, taken together as a single integrated transaction, to qualify, and shall not, without the prior written consent of the other party, knowingly take any action or cause any actions to be taken which could reasonably be expected to prevent Merger 2 and Merger 3, taken together as a single integrated transaction, from qualifying as a reorganization under the provisions of Section 368(a) of the Code, (iii) following the Merger 3 Effective Time, and consistent with any such consent, neither the Parent nor any of its Subsidiaries, nor any of its Affiliates, shall knowingly take any action or cause any action to be taken which would cause Merger 2 and Merger 3, taken together as a single integrated transaction, to fail to so qualify as a reorganization under Section 368(a) of the Code and (iv) each of Parent and the Partnership shall timely satisfy or cause to be satisfied the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6). Parent and the Partnership agree to treat Merger 1 as a recapitalization under Section 368(a)(1)(E) of the Code followed by a distribution of all of the assets of the Partnership in liquidation of the Partnership.

7.22 Specified Reorganization.

(a) If the Specified Approval has not been received, either Specified Reorganization Notifying Party may deliver to the other a Specified Reorganization Notice. If such Specified Reorganization Notice is validly delivered by a Specified Reorganization Notifying Party, the Partnership shall effect a Specified Reorganization, subject to the terms and conditions set forth in Section 7.22 of the Partnership Disclosure Schedule. If (i) a Specified Reorganization Notice has been delivered by a Specified Reorganization Notifying Party and (ii) the Specified Approval is received prior to the consummation of the Specified Reorganization, then the Partnership shall not be obligated to, and shall not, consummate a Specified Reorganization.

(b) The obligations of Parent under this Section 7.22 shall not be terminated or modified in such a manner as to adversely affect any Unitholder Indemnitees to whom this Section 7.22 applies without the written consent of each affected Unitholder Indemnitee (it being expressly agreed that the Unitholder Indemnitees to whom this Section 7.22 applies shall be third party beneficiaries of this Section 7.22). The provisions of this Section 7.22 (i) are intended to be for the benefit of, and shall be enforceable by, each Unitholder Indemnitee, his, her or its heirs and his, her or its representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Law, Contract or otherwise. In the event that Parent or any of its successors or assigns (x) consolidates or merges with or into any other Person and is not the continuing or surviving entity of such consolidation or merger or (y) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made by so that the successors and assigns of Parent shall assume all of the obligations thereof set forth in this Section 7.22.

7.23 Certain Other Stockholder Approvals.

(a) Sunbeam Primary agrees that promptly following the execution of this Agreement (and, in any event, no later than twenty-four (24) hours thereafter), Sunbeam Primary shall give notice of and call a special meeting of its stockholders for the purpose of obtaining the Sunbeam Primary Stockholder Approval.

(b) The Partnership agrees that promptly following the execution of this Agreement (and, in any event, no later than twenty-four (24) hours thereafter), the Partnership shall, in its capacity as the sole stockholder of Sunbeam Primary, waive notice of and attend the special meeting of stockholders of Sunbeam Primary called for the purpose of obtaining the Sunbeam Primary Stockholder Approval and vote at such meeting of stockholders (and at any adjournment or postponement thereof or any other meeting of stockholders or pursuant to any written consent of stockholders) to adopt and approve this Agreement and the Mergers on the terms and conditions set forth in this Agreement, which approval shall constitute the Sunbeam Primary Stockholder Approval.

(c) Parent agrees that promptly following the execution of this Agreement (and, in any event, no later than twenty-four (24) hours thereafter), Parent shall, in its capacity as the sole stockholder of Merger Sub, deliver to the Partnership an irrevocable written consent adopting and approving this Agreement and Merger 2, upon the terms and subject to the conditions set forth in this Agreement.

(d) Parent agrees that promptly following the execution of this Agreement (and, in any event, no later than twenty-four (24) hours thereafter), Parent shall, in its capacity as the sole stockholder of Merger Sub II deliver to the Partnership an irrevocable written consent adopting and approving this Agreement and Merger 3, upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions Precedent to Obligations of Seller, the Partnership, Sunbeam Primary and the Parent Parties. The obligations of Seller, the Partnership, Sunbeam Primary and the Parent Parties to consummate the Purchase and the Mergers are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the party to whose benefit such condition exists, in whole or in part, to the extent permitted by applicable Law):

(a) There shall not be in effect any Law or Order of a Governmental Authority prohibiting the consummation of the Purchase and/or the Mergers; and

(b) Except as otherwise set forth in Section 8.1(b) of the Partnership Disclosure Schedule, the (i) waiting period or required approval applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired (or early termination shall have been granted) or been received, (ii) written confirmation from the CIMA that it has no objection to the change in control of Marblehead from the Partnership to Parent shall have been received and (iii) required written approval of the State of New Jersey Department of Health to the transfer of ownership in the Specified Entity shall have been received.

8.2 Conditions Precedent to Obligations of the Parent Parties. In addition, the obligations of the Parent Parties to consummate the Purchase and the Mergers are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Parent, in whole or in part, to the extent permitted by applicable Law):

(a) Representations and Warranties.

(i) (1) (A) The representations and warranties of the Partnership set forth in Article IV of this Agreement (other than (x) Section 4.2, Section 4.5(a), Section 4.5(c) (solely with respect to the Subsidiaries identified on Section 8.2(a)(i) of the Partnership Disclosure Schedule) and Section 4.8(a)(ii) and (y) those other representations and warranties that address matters as of a specified date) shall be true and correct as of the Closing Date as though then made at and as of the Closing Date (without giving effect to materiality, Partnership Material Adverse Effect, or similar phrases in the representations and warranties), and (B) the representations and warranties of the Partnership set forth in Article IV of this Agreement that address matters as of a specified date (other than Section 4.2, Section 4.5(a), Section 4.5(c) (solely with respect to the Subsidiaries identified on Section 8.2(a)(i) of the Partnership Disclosure Schedule) and Section 4.8(a)(ii)) shall be true and correct as of such specified date (without giving effect to materiality, Partnership Material Adverse Effect, or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (A) and (B) to be so true and correct, individually or in the aggregate, has not had a Partnership Material Adverse Effect, (2) the representations and warranties set forth in Section 4.2, Section 4.5(a), and Section 4.5(c) (solely with respect to the Subsidiaries identified on Section 8.2(a)(i) of the Partnership Disclosure Schedule) shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except for representations and warranties set forth in Section 4.2, Section 4.5(a) and Section 4.5(c) (solely with respect to the Subsidiaries identified on Section 8.2(a)(i) of the Partnership Disclosure Schedule) which address matters only as of a specified date, which representations and warranties shall continue as of the Closing Date to be true and correct as of such specified date in all material respects) and (3) the representations and warranties set forth in Section 4.8(a)(ii) shall be true and correct in all respects as of the Closing Date as though made at and as of the Closing Date;

(ii)(1) (A) The representations and warranties Seller set forth in Article V of this Agreement (other than (x) Section 5.2, Section 5.5(a) and Section 5.6 and (y) those other representations and warranties that address matters as of a specified date) shall be true and correct as of the Closing Date as though then made at and as of the Closing Date (without giving effect to materiality, Seller Material Adverse Effect, or similar phrases in the representations and warranties), and (B) the representations and warranties of Seller set forth in Article V of this Agreement that address matters as of a specified date (other than Section 5.2, Section 5.5(a) and Section 5.6) shall be true and correct as of such specified date (without giving effect to materiality, Seller Material Adverse Effect, or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (A) and (B) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect and (2) the representations and warranties set forth in Section 5.2, Section 5.5(a) and Section 5.6 shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except for representations and warranties set forth in Section 5.2, Section 5.5(a) and Section 5.6 which address matters only as of a specified date, which representations and warranties shall continue as of the Closing Date to be true and correct as of such specified date in all material respects);

(b) Covenants.

(i) The Partnership shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(ii) Seller shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) Officer’s Certificate.

(i) Parent shall have received a certificate signed by an officer of the Partnership, dated the Closing Date, to the effect that the conditions specified in Section 8.2(a)(i) and Section 8.2(b)(i) are satisfied; and

(ii) Parent shall have received a certificate signed by an officer of Seller, dated the Closing Date, to the effect that the conditions specified in Section 8.2(a)(ii) and Section 8.2(b)(ii) are satisfied.

(d) Sale Request. Parent shall have received (i) a copy of the Sale Request, (ii) the irrevocable executed written consent of the Unitholders evidencing the approval of this Agreement, the Purchase and the Mergers by a majority of the outstanding Class A Units (including each of the H&F Holders) in accordance with the terms of the Partnership Agreement and the Unitholders Agreement, and (iii) evidence of the Sunbeam Primary Stockholder Approval.

8.3 Conditions Precedent to Obligations of Seller, the Partnership and Sunbeam Primary. In addition, the obligations of Seller, the Partnership and Sunbeam Primary to consummate the Purchase and the Mergers are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the party to whose benefit such condition exists, in whole or in part, to the extent permitted by applicable Law):

(a) Representations and Warranties.

(i) (A) The representations and warranties of the Parent Parties set forth in Article VI of this Agreement (other than (x) Section 6.2, Section 6.5(a), Section 6.5(c) (solely with respect to the Subsidiaries identified on Section 8.3(a)(i) of the Parent Disclosure Schedule), Section 6.5(d) and Section 6.10(a)(ii) and (y) those other representations and warranties that address matters as of a specified date) shall be true and correct as of the Closing Date as though then made at and as of the Closing Date (without giving effect to materiality, Parent Material Adverse Effect or similar phrases in the representations and warranties), (B) the representations and warranties of the Parent Parties set forth in Article VI of this Agreement that address matters as of a specified date (other than Section 6.2, Section 6.5(a), Section 6.5(c) (solely with respect to the Subsidiaries identified on Section 8.3(a)(i) of the Parent Disclosure Schedule), Section 6.5(d) and Section 6.10(a)(ii)) shall be true and correct as of such specified date (without regard to materiality, Parent Material Adverse Effect or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (A) and (B) to be so true and correct, individually or in the aggregate, has not had a Parent Material Adverse Effect;

(ii) The representations and warranties set forth in Section 6.2, Section 6.5(a), Section 6.5(c) (solely with respect to the Subsidiaries identified on Section 8.3(a)(i) of the Parent Disclosure Schedule) and Section 6.5(d) shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except for representations and warranties set forth in Section 6.2, Section 6.5(a), Section 6.5(c) (solely with respect to the Subsidiaries identified on Section 8.3(a)(i) of the Parent Disclosure Schedule) and Section 6.5(d) which address matters only as of a specified date, which representations and warranties shall continue as of the Closing Date to be true and correct in all material respects as of such specified date);

(iii) The representations and warranties set forth in Section 6.10(a)(ii) shall be true and correct in all respects as of the Closing Date as though made at and as of the Closing Date;

(b) Covenants. Each of the Parent Parties shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) Officer’s Certificate. Each of Seller and the Partnership shall have received a certificate signed by an officer of each of the Parent Parties, dated the Closing Date, to the effect that the conditions specified in Section 8.3(a) and Section 8.3(b) are satisfied;

(d) Parent Articles of Amendment. If the Stock Consideration issued at Closing will consist of shares of Parent Series D Preferred Stock and Parent Series E Preferred Stock, each of the Parent Articles of Amendment shall have been filed with the Secretary of State of the State of Tennessee; and

(e) Listing of Shares of Parent Common Stock. The shares of Parent Common Stock constituting the Stock Consideration (or, if applicable, the shares of Parent Common Stock into which any shares of Parent Series D Preferred Stock and/or Parent Series E Preferred Stock constituting the Stock Consideration are convertible) shall have been approved for listing on the Nasdaq Global Market, subject to official notice of issuance.

8.4 Frustration of Closing Conditions. None of the Partnership, Seller, Sunbeam Primary or any of the Parent Parties may rely on the failure of any condition set forth in

Section 8.1, Section 8.2 or Section 8.3, as the case may be, if such failure was caused by such party’s (or (i) in the case of Parent, Merger Sub or Merger Sub II, any of such parties’ or (ii) in the case of the Partnership, Seller, or Sunbeam Primary, any of such parties’) failure to comply with any provision of this Agreement.

ARTICLE IX

TERMINATION

9.1 Termination of Agreement. Subject to Section 11.1, this Agreement may be terminated at any time prior to the Merger 1 Effective Time as follows:

(a) at the election of the Partnership or Parent on or after November 29, 2014 (the “Outside Date”), if the Purchase and the Mergers shall not have occurred by 5:00 p.m. New York City time on such date; provided, that neither the Partnership nor Parent may terminate this Agreement pursuant to this Section 9.1(a) if it (or, (1) in the case of Parent, either or both of Merger Sub and/or Merger Sub II, or (2) in the case of the Partnership, either or both of Seller and/or Sunbeam Primary) is in material breach of any of its obligations hereunder and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Purchase and/or the Mergers set forth in Article VIII prior to the Outside Date, or (ii) the failure of the Effective Times to have occurred prior to the Outside Date; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(a) in the event (x) the Partnership has initiated proceedings to specifically enforce any provisions of this Agreement while such proceedings are still pending or (y) on the Outside Date, the Partnership has the right to terminate this Agreement pursuant to any of Section 9.1(e) and/or Section 9.1(f);

(b) by mutual written consent of the Partnership and Parent;

(c) by the Partnership or Parent if there shall be in effect a final, nonappealable Order of a Governmental Authority having competent jurisdiction over the business of the General Partner, the Partnership and/or the Partnership’s Subsidiaries prohibiting the consummation of the Purchase and/or the Mergers, it being agreed that, without limiting the parties’ other obligations hereunder, the Partnership and the Parent Parties shall use their reasonable best efforts to promptly appeal any adverse determination that is appealable and diligently pursue such appeal; provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to the party seeking to terminate if such party (or, (1) in the case of Parent, either or both of Merger Sub and/or Merger Sub II, or (2) in the case of the Partnership, either or both of Seller and/or Sunbeam Primary) is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Article VIII;

(d) by Parent if (i) none of the Parent Parties is in material breach of any of their respective obligations hereunder and (ii) Seller, the Partnership and/or Sunbeam Primary is in material breach of any of its respective representations, warranties or obligations hereunder that renders or would render the conditions set forth in Sections 8.2(a) or 8.2(b) incapable of being satisfied on the Outside Date, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by Parent to the Partnership and (y) two (2) Business Days prior to the Outside Date;

(e) by the Partnership if (i) the Partnership, Seller and Sunbeam Primary are not in material breach of any of their respective obligations hereunder and (ii) any of the Parent Parties is in material breach of any of their respective representations, warranties or obligations hereunder that renders or would render the conditions set forth in Sections 8.3(a) or 8.3(b) incapable of being satisfied on the Outside Date, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by the Partnership to Parent and (y) two (2) Business Days prior to the Outside Date;

(f) by the Partnership if (i) all the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date that notice of termination is delivered by the Partnership to Parent) and (ii) the Parent Parties do not complete the Purchase and the Mergers by the day the Closing is required to occur pursuant to Section 2.3; and

(g) at the election of the Partnership if the Closing Share Price is equal to or less than 75% of the Signing Share Price.

9.2 Procedure Upon Termination. In the event of termination and abandonment by Parent or the Partnership, or both, pursuant to Section 9.1 hereof, written notice thereof shall forthwith be given to the other parties, and this Agreement shall terminate, and the Mergers shall be abandoned, without further action by Parent or the Partnership.

9.3 Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 9.1, then each of the parties hereto shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any of the parties; provided, however, that, subject to the terms of this Section 9.3, (i) no such termination shall relieve any party from liability for any material breach of this Agreement by that party (or, (1) in the case of Parent, either or both of Merger Sub and/or Merger Sub II, or (2) in the case of the Partnership, either or both of Seller and/or Sunbeam Primary) prior to such termination and (ii) the provisions of this Section 9.3, Section 7.1(b) (Access to Information), the second to last sentence of Section 7.6(b) (Regulatory Approvals), Section 7.9 (Publicity), Section 7.12(b) (Financing Assistance) and Article XI (Miscellaneous) shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.

ARTICLE X

ADDITIONAL AGREEMENTS

10.1 No Other Representations. EACH OF THE PARENT PARTIES SPECIFICALLY ACKNOWLEDGES AND AGREES THAT EXCEPT FOR THE

REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (AS MODIFIED BY THE PARTNERSHIP DISCLOSURE SCHEDULE) AND ARTICLE V, NEITHER SELLER, THE PARTNERSHIP NOR ANY OTHER PERSON MAKES, OR HAS MADE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE GENERAL PARTNER OR THE PARTNERSHIP OR THEIR RESPECTIVE SUBSIDIARIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARENT PARTIES SPECIFICALLY ACKNOWLEDGES AND AGREES TO SELLER’S AND THE PARTNERSHIP’S EXPRESS DISAVOWAL AND DISCLAIMER OF ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SELLER, THE GENERAL PARTNER, THE PARTNERSHIP OR ANY OF THEIR RESPECTIVE AFFILIATES, OR THEIR RESPECTIVE PARTNERS, MEMBERS, DIRECTORS, MANAGERS, OFFICERS, EMPLOYEES, ACCOUNTANTS, LEGAL COUNSEL OR OTHER REPRESENTATIVES, AND OF ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO ANY OF THE PARENT PARTIES OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO ANY OF THE PARENT PARTIES OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES BY ANY PARTNER, MEMBER, DIRECTOR, MANAGER, OFFICER, EMPLOYEE, ACCOUNTANT, LEGAL COUNSEL OR OTHER REPRESENTATIVE OF SELLER, THE GENERAL PARTNER, THE PARTNERSHIP OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES). EACH OF THE PARENT PARTIES ACKNOWLEDGES THAT IT HAS CONDUCTED TO ITS SATISFACTION ITS OWN INDEPENDENT INVESTIGATION OF THE CONDITION, OPERATIONS AND BUSINESS OF THE GENERAL PARTNER, THE PARTNERSHIP AND THEIR RESPECTIVE SUBSIDIARIES AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, EACH OF THE PARENT PARTIES HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION. IN FURTHERANCE OF THE FOREGOING, AND NOT IN LIMITATION THEREOF, EACH OF THE PARENT PARTIES SPECIFICALLY ACKNOWLEDGES AND AGREES THAT NONE OF SELLER, THE GENERAL PARTNER OR THE PARTNERSHIP MAKES, NOR HAS MADE, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST DELIVERED TO ANY OF THE PARENT PARTIES OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT TO THE PERFORMANCE OF THE GENERAL PARTNER, THE PARTNERSHIP OR THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES WHETHER BEFORE, ON OR AFTER THE CLOSING DATE. EACH OF THE PARENT PARTIES SPECIFICALLY ACKNOWLEDGES AND AGREES THAT NONE OF SELLER, THE GENERAL PARTNER OR THE PARTNERSHIP MAKES, NOR HAS MADE (NOR HAS AUTHORIZED ANY OTHER PERSON TO MAKE ON ITS OR THEIR BEHALF), ANY REPRESENTATIONS OR WARRANTIES TO THE PARENT PARTIES REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE GENERAL PARTNER OR THE PARTNERSHIP OR THEIR RESPECTIVE SUBSIDIARIES. THE PARENT PARTIES SHALL ACQUIRE THE GENERAL PARTNER, THE PARTNERSHIP AND THEIR RESPECTIVE SUBSIDIARIES (I)

WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE GENERAL PARTNER, THE PARTNERSHIP, THEIR RESPECTIVE SUBSIDIARIES, ANY ASSETS OR ANY PART THEREOF AND (II) IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT, IN EACH CASE, FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (AS MODIFIED BY THE PARTNERSHIP DISCLOSURE SCHEDULE) AND ARTICLE V, IN EACH CASE, SUBJECT TO SECTION 10.2 HEREOF. EACH OF THE PARENT PARTIES HEREBY WAIVES, ON BEHALF OF ITSELF, ITS RESPECTIVE SUBSIDIARIES (INCLUDING, AFTER THE CLOSING, THE GENERAL PARTNER, THE SURVIVING CORPORATION AND EACH OF THEIR RESPECTIVE SUBSIDIARIES) AND ITS RESPECTIVE AFFILIATES, FROM AND AFTER THE CLOSING, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IT MAY HAVE AGAINST THE UNITHOLDERS, SELLER, THE UNITHOLDERS’ REPRESENTATIVE, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY OFFICER, DIRECTOR, MANAGER, MEMBER, PARTNER, EMPLOYEE, AGENT CONSULTANT OR REPRESENTATIVE OF ANY OF THE FOREGOING, AND AGREES NO RECOURSE SHALL BE SOUGHT OR GRANTED AGAINST ANY OF THEM, RELATING TO THE OPERATION OF THE GENERAL PARTNER, THE PARTNERSHIP, THEIR RESPECTIVE SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES OR RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT (INCLUDING THE REPRESENTATIONS, WARRANTIES AND COVENANTS CONTAINED HEREIN, AND ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER DOCUMENTS DELIVERED HEREUNDER) AND THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER ARISING UNDER OR BASED UPON ANY FEDERAL, STATE, LOCAL OR FOREIGN STATUTE, LAW, ORDINANCE, RULE OR REGULATION OR OTHERWISE (INCLUDING ANY RIGHT, WHETHER ARISING AT LAW OR IN EQUITY, TO SEEK INDEMNIFICATION, CONTRIBUTION, COST RECOVERY, DAMAGES, OR ANY OTHER RECOURSE OR REMEDY, INCLUDING AS MAY ARISE UNDER COMMON LAW). FURTHERMORE, WITHOUT LIMITING THE GENERALITY OF THIS SECTION 10.1, NO CLAIM SHALL BE BROUGHT OR MAINTAINED BY ANY OF THE PARENT PARTIES OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES (INCLUDING, AFTER THE CLOSING, THE GENERAL PARTNER, THE SURVIVING CORPORATION AND EACH OF THEIR RESPECTIVE SUBSIDIARIES) AGAINST THE UNITHOLDERS, SELLER, THE UNITHOLDERS’ REPRESENTATIVE, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY PARTNER, MEMBER, DIRECTOR, MANAGER, OFFICER, EMPLOYEE, ACCOUNTANT, LEGAL COUNSEL OR OTHER REPRESENTATIVE OF ANY OF THE FOREGOING, AND NO RECOURSE SHALL BE SOUGHT OR GRANTED AGAINST ANY OF THEM, BY VIRTUE OF OR BASED UPON ANY ALLEGED MISREPRESENTATION OR INACCURACY IN OR BREACH OF ANY OF THE REPRESENTATIONS, WARRANTIES OR COVENANTS SET FORTH OR CONTAINED IN THIS AGREEMENT, ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER DOCUMENTS DELIVERED HEREUNDER, THE SUBJECT MATTER OF THIS AGREEMENT, THE BUSINESS, THE OWNERSHIP, OPERATION, MANAGEMENT, USE OR CONTROL OF THE BUSINESS OF THE GENERAL PARTNER, THE PARTNERSHIP, THEIR RESPECTIVE SUBSIDIARIES, ANY OF THEIR ASSETS, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY ACTIONS OR OMISSIONS AT OR PRIOR TO THE CLOSING DATE.

10.2 No Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the parties contained in this Agreement shall not survive beyond the Merger 1 Effective Time and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Merger 1 Effective Time, on the part of any party, its Affiliates or any of their respective partners, members, directors, manager, officers, employees, accountants, legal counsel or other Representatives, except for (i) those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Merger 1 Effective Time and (ii) Article XI.

ARTICLE XI

MISCELLANEOUS

11.1 Remedies.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by Seller and/or the Partnership, on the one hand, or the Parent Parties, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Parent Parties, on the one hand, and Seller and/or the Partnership, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required, and this right shall include the right of Seller and the Partnership to cause the Parent Parties to use their reasonable best efforts to enforce the terms of the Debt Commitment Letter, including, if necessary to consummate the transactions contemplated hereby on a timely basis, by requiring the Parent Parties to file one or more lawsuits against the Debt Financing Sources to enforce the Debt Financing Sources’ obligations under the Debt Commitment Letter. The pursuit of specific enforcement or other equitable remedies by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time.

(b) Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise at any time of any other remedy.

(c) Each of Seller and the Partnership, on the one hand, and the Parent Parties, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by Seller or the Partnership or the Parent Parties, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Partnership or the Parent Parties, as applicable, under this Agreement. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 11.1, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.1 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 11.1 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.1 prior or as a condition to exercising any termination right under Article IX (and pursuing monetary damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 11.1 or anything set forth in this Section 11.1 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article IX or pursue any other remedies under this Agreement that may be available then or thereafter.

11.2 Payment of Transfer Taxes. All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by the Surviving Corporation.

11.3 Expenses. Except as otherwise provided in this Agreement, each of the Partnership, Seller, Sunbeam Primary and the Parent Parties shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

11.4 Entire Agreement; Amendments and Waivers. This Agreement (including the Exhibits hereto, the Partnership Disclosure Schedule and the Parent Disclosure Schedule) and the Confidentiality Agreements represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Agreement may only be amended, supplemented or changed by a written instrument signed by each of the parties hereto; provided, that this proviso of this sentence in this Section 11.4, Section 11.5(a) (only to the extent such provision is incorporated in Section 11.5(b) by reference), Section 11.5(b), Section 11.6, Section 11.9(a)(viii) and Section 11.10 may not be modified, waived or terminated in a manner that is adverse in any respect to the Debt Financing Sources without the prior written consent of the Lead Debt Financing Sources. Each provision in this Agreement may only be waived by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such provision so waived is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.5 Governing Law.

(a) This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the law of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware) or any appellate court from any thereof, (c) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth in Section 11.7 below shall be effective service of process for any suit, action or proceeding brought in any such court.

(b) Each of the parties agrees that it will not bring or support, nor permit any of its Affiliates to bring or support, any suit, action or legal proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources and their respective Affiliates and Representatives in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 11.5(a) mutatis mutandis but with respect to the courts specified in this Section 11.5(b). The parties hereto further agree that all of the provisions of Section 11.6 relating to waiver of jury trial shall apply to any suit, action or other proceeding referenced in this Section 11.5(b).

11.6 Waiver of Jury Trial. THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE DEBT FINANCING) OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, EXECUTION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT, THE COMMITMENT LETTERS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

11.7 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt, by other than automatic means, whether electronic or otherwise), (b) when sent by facsimile or e-mail (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Partnership or the General Partner, to:

Sunbeam Holdings, L.P.

c/o Sheridan Holdings, Inc.

1613 N Harrison Parkway

Suite 200

Sunrise, Florida 33323

Facsimile: (954) 851-1780

E-mail:      jay.martus@shcr.com

Attention:  Jay A. Martus

with copies (which shall not constitute actual or constructive notice) to:

Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, California 94111

Facsimile:   (415) 788-0176

E-mail:        apark@hf.com

Attention:    Arrie R. Park

and

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

Facsimile:   (650) 251-5002

E-mail:        cskinner@stblaw.com

                     aazher@stblaw.com

Attention:    Chad A. Skinner

                    Atif I. Azher

If to any of the Parent Parties, to:

AmSurg Corp.

15 Burton Hills Boulevard, Suite 500

Nashville, Tennessee 37215

Facsimile:    (615) 234-1426

E-mail:         cgulmi@amsurg.com

Attention:    Chief Financial Officer

with a copy (which shall not constitute actual or constructive notice) to:

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

Facsimile:   (615) 742-2736

E-mail:        jjenkins@bassberry.com

Attention:    J. James Jenkins, Jr.

If to Seller or the Unitholders’ Representative, to:

c/o Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, California 94111

Facsimile:    (415) 788-0176

E-mail:         apark@hf.com

Attention:    Arrie R. Park

with a copy (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

Facsimile:    (650) 251-5002

E-mail:         cskinner@stblaw.com

                      aazher@stblaw.com

Attention:     Chad A. Skinner

                      Atif I. Azher

11.8 Severability. If any condition, term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other conditions, terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. Notwithstanding the foregoing, the parties intend that the provisions of Article IX and Article X, including the remedies (and limitations thereon) and the limitations on representations, warranties and covenants, be construed as integral provisions of this Agreement and that such provisions, remedies and limitations shall not be severable in any manner that diminishes a party’s rights hereunder or increases a party’s liability or obligations hereunder.

11.9 Binding Effect; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except (i) prior to the Merger 2 Effective Time, for the right of Seller and the Unitholders to pursue claims for damages (including damages based on loss of the economic benefits of the transaction to Seller and the Unitholders) and other relief (including equitable relief) for any breach of this Agreement by any of the Parent Parties, whether or not this Agreement has been validly terminated pursuant to Article IX, which right is hereby expressly acknowledged and agreed by each of the Parent Parties, (ii) Section 7.7 shall be for the benefit of, and enforceable by, the D&O Indemnitees and the Unitholder Indemnitees, (iii) Sections 7.8, 7.19 and 11.3 shall be for the benefit of, and enforceable by, the Unitholders, Seller and the Unitholders’ Representative on behalf of each of the Unitholders and Seller, as applicable, (iv) Section 7.12(a) shall be for the benefit of, and enforceable by, the Partnership, the Partnership’s Subsidiaries and its and their respective partners, members, directors, managers, officers, employees, accountants, legal counsel and other Representatives, (v) Section 11.10 shall be for the benefit of, and enforceable by, the Nonparty Affiliates of the parties, (vi) Section 11.11 shall be for the benefit of, and enforceable by, Seller, the Unitholders and STB, (vii) from and after the Merger 1 Effective Time, the rights of the Unitholders (other than the General Partner) and Seller to receive, as applicable, the Purchase Price, the Merger 1 Consideration, the Merger 2 Consideration and the Additional Transaction Consideration (if any), in each case as set forth in Article III, shall be for the benefit of, and enforceable by, Seller and the Unitholders (other than the General Partner), (viii) Sections 11.4, 11.5(a) (only to the extent such provision is incorporated in Section 11.5(b) by reference), 11.5(b), 11.6, 11.9(a)(viii) and 11.10 shall be for the benefit of, and enforceable by, the Debt Financing Sources, (ix) Sections 3.2, 3.7, 3.9, 3.10, 3.11, 3.12 and 3.13 shall be for the benefit of, and enforceable by, the Unitholders’ Representative on behalf of itself and each of the Unitholders and Seller, as applicable and (x) Section 7.22 shall be for the benefit of, and enforceable by, the Unitholder Indemnitees. The rights granted pursuant to clause (i) of this Section 11.9(a) shall only be enforceable on behalf of Seller and the Unitholders by the Partnership in its sole and absolute discretion, as agent for Seller and the Unitholders, it being understood and agreed that any and all interests in such claims shall attach such Membership Interests and such Units, as applicable, and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Partnership with respect to such claims (net of expenses incurred by the Partnership in connection therewith) may, in the Partnership’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Partnership to Seller and the Unitholders as of any date determined by the Partnership and/or (B) retained by the Partnership for the use and benefit of the Partnership on behalf of Seller and the Unitholders as the Partnership deems fit.

(b) No assignment of this Agreement or of any rights or obligations hereunder may be made, directly or indirectly (by operation of law or otherwise), by (i) the Partnership, the General Partner or Seller, without the prior written consent of Parent or (ii) any of the Parent Parties, without the prior written consent of either the Partnership and Seller (prior to the Closing) or the Unitholders’ Representative (at and after the Closing), respectively, except that at and after the Merger 2 Effective Time, the Parent Parties may collaterally assign their rights hereunder to any commercial lender or other debt financing source of the Parent Parties without the Partnership’s consent. Any attempted assignment without obtaining such required consent shall be null and void. Notwithstanding the foregoing, the Parent Parties may assign this Agreement (in whole but not in part) to one or more wholly owned Subsidiaries of Parent; provided, however, that no such assignment shall relieve the Parent Parties of their respective obligations under this Agreement; provided, further, that in no event shall the Parent Parties be permitted to assign this Agreement to any Person to the extent such that, as a result of such assignment, either (x) any additional consent or approval of, or filing, declaration or registration with, any Governmental Authority would be required under this Agreement or in connection with the transactions contemplated hereby or (y) any delay would occur with respect to any consent or approval of, or filing, declaration or registration with, any Governmental Authority that otherwise is required to be made under this Agreement or in connection with the transactions contemplated hereby.

11.10 Non-Recourse. Except to the extent otherwise set forth in the Confidentiality Agreements, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor, Debt Financing Source or lender to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor, Debt Financing Source or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Confidentiality Agreements), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise set forth in the Confidentiality Agreements, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

11.11 Provision Respecting Legal Representation. It is acknowledged by each of the parties that each of Seller, the Partnership and certain affiliates of Hellman & Friedman LLC who are Unitholders have retained Simpson Thacher & Bartlett LLP (“STB”) to act as its counsel in connection with the transactions contemplated hereby and that STB has not acted as counsel for any other party in connection with the transactions contemplated hereby and that none of the other parties has the status of a client of STB for conflict of interest or any other purposes as a result thereof. Each of the Parent Parties, Seller, the Partnership and Sunbeam Primary hereby agrees that, in the event that a dispute arises after the Closing between the Parent Parties, the General Partner, the Surviving Corporation, Sunbeam Primary or any of their respective Subsidiaries, on the one hand, and the Unitholders and/or Seller, on the other hand, STB may represent any or all of the Unitholders and/or Seller in such dispute even though the interests of the Unitholders and/or Seller may be directly adverse to the Parent Parties, the General Partner, the Surviving Corporation, Sunbeam Primary or any of their respective Subsidiaries, and even though STB formerly may have represented the General Partner, the Partnership, Sunbeam Primary and/or any of their respective Subsidiaries in a matter substantially related to such dispute; provided, however, that this sentence shall not apply if STB, at the time of such dispute, is handling ongoing matters for the Parent Parties, the General Partner, the Surviving Corporation, Sunbeam Primary and/or any of their respective Subsidiaries. Each of the General Partner, the Partnership (on behalf of itself and the Surviving Corporation), Sunbeam Primary, and the Parent Parties acknowledges and agrees that, in connection with any future dispute between the Parent Parties, the General Partner, the Surviving Corporation, Sunbeam Primary and/or any of their respective Affiliates, on the one hand, and any of the Unitholders, Seller and/or their respective Affiliates, on the other hand, with respect to the transactions contemplated by this Agreement, as to all communications among STB, Seller, the General Partner, the Partnership, Sunbeam Primary any of the Partnership’s Subsidiaries and/or

any Unitholder that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the applicable Unitholder and/or Seller, as the case may be, and may be controlled by such Unitholder and/or Seller, as the case may be, and shall not pass to or be claimed by the Parent Parties, the General Partner, the Surviving Corporation, Sunbeam Primary or any of their respective Affiliates.

11.12 Parent Guarantee. Parent agrees to cause Merger Sub, Merger Sub II, the General Partner (solely following the Closing), Sunbeam Primary (solely following Merger 2) and the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement on a timely basis. Parent unconditionally guarantees to the Partnership the full and complete performance by each of Merger Sub, Merger Sub II, the General Partner (solely following the Closing), Sunbeam Primary (solely following Merger 2) and the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub, Merger Sub II, the General Partner (solely following the Closing), Sunbeam Primary (solely following Merger 2) or the Surviving Corporation, as applicable, under this Agreement. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub, Merger Sub II, the General Partner (solely following the Closing), Sunbeam Primary (solely following Merger 2) and/or the Surviving Corporation, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 11.12 or elsewhere in this Agreement.

11.13 Counterparts. This Agreement may be executed in any number of counterparts (including by means of facsimile or e-mail in .pdf format), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PARENT:

AMSURG CORP.

By:	/s/ Claire M. Gulmi
Name:	Claire M. Gulmi
Title:	Executive Vice President and Chief Financial Officer

MERGER SUB:

ARIZONA MERGER CORPORATION

By:	/s/ Claire M. Gulmi
Name:	Claire M. Gulmi
Title:	President

MERGER SUB II:

ARIZONA II MERGER CORPORATION

By:	/s/ Claire M. Gulmi
Name:	Claire M. Gulmi
Title:	President

[Signature Page to Purchase Agreement and Agreement and Plan of Merger]

SELLER:

solely for purposes of Article V and Section 2.8 and

solely in its capacity as the sole holder of

membership interests in the General Partner

SUNBEAM GP HOLDINGS, LLC

By: Hellman & Friedman Capital Partners VI, L.P., its sole managing member

By: Hellman & Friedman Investors VI, L.P., its general member

By: Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

GENERAL PARTNER:

SUNBEAM GP LLC

By: Sunbeam GP Holdings LLC, its sole managing member

By: Hellman & Friedman Capital Partners VI, L.P., its sole managing member

By: Hellman & Friedman Investors VI, L.P., its general member

By: Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

[Signature Page to Purchase Agreement and Agreement and Plan of Merger]

PARTNERSHIP:

SUNBEAM HOLDINGS, L.P.

By:	/s/ Jay A. Martus
Name:	Jay A. Martus
Title:	Executive Vice President

SUNBEAM PRIMARY:

SUNBEAM PRIMARY HOLDINGS, INC.

By:	/s/ Jay A. Martus
Name:	Jay A. Martus
Title:	Executive Vice President

[Signature Page to Purchase Agreement and Agreement and Plan of Merger]

UNITHOLDERS’ REPRESENTATIVE:

HFCP VI SECURITYHOLDERS’ REP LLC,

solely in its capacity as agent and attorney-in-fact

for Seller and the Unitholders

By: Hellman & Friedman Capital Partners VI, L.P., its sole managing member

By: Hellman & Friedman Investors VI, L.P., its general member

By: Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

[Signature Page to Purchase Agreement and Agreement and Plan of Merger]